EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

LANTHEUS MEDICAL IMAGING, INC.,

as Parent;

PROJECT HAZEL MERGER SUB, INC.,

as Merger Sub;

EVERGREEN THERAGNOSTICS, INC.,

as the Company;

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as the Securityholders’ Representative

and

for purposes of Section 11.2 only,

LANTHEUS HOLDINGS, INC.

Dated as of January 27, 2025

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		47

4.1	Standing	47
4.2	Authority and Due Execution	47
4.3	Non-Contravention	47
4.4	Litigation	48
4.5	No Prior Activities of Merger Sub	48
4.6	Brokers’ and Finders’ Fees	48
4.7	Available Funds	48

ARTICLE V CERTAIN COVENANTS OF THE PARTIES		48

5.1	Access and Investigation	48
5.2	Operation of the Business of the Company and the Acquired Companies	49
5.3	Notification	53
5.4	No Solicitation or Negotiation	53
5.5	Termination of Certain Company Employee Plans	54
5.6	FIRPTA Matters	54
5.7	Resignation of Officers and Directors	54
5.8	Communications with Employees	54
5.9	Payoff Letter; Company Transaction Expenses	54
5.10	Tail Insurance	55
5.11	Confidentiality	55

ARTICLE VI ADDITIONAL COVENANTS OF THE PARTIES		55

6.1	Reasonable Best Efforts	55
6.2	Public Announcements	58
6.3	Tax Matters	59
6.4	Company Board Recommendation; Stockholder Approval; Stockholder Notice; Joinder Agreements	61
6.5	Parachute Payments	62
6.6	Employee Matters	63
6.7	Repayment of Insider Receivables	64
6.8	Privilege; Counsel	64
6.9	Company Warrants	65
6.10	Loan Facility	65

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		65

7.1	Accuracy of Representations	65
7.2	Performance of Covenants	66
7.3	Governmental Consents	66
7.4	No Material Adverse Effect	66
7.5	No Restraints	66
7.6	No Legal Proceedings	66
7.7	Required Company Stockholder Approval	66
7.8	Withdrawal from Employee Plans	66
7.9	Section 280G Shareholder Solicitation	67
7.10	Company Transaction Documents	67
7.11	Company Warrants	67
7.12	Other Closing Deliverables	67

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		67

8.1	Accuracy of Representations	67
8.2	Performance of Covenants	67
8.3	No Restraints	67
8.4	Governmental Consents	68
8.5	Required Company Stockholder Approval	68

ARTICLE IX TERMINATION		68

9.1	Termination Events	68
9.2	Termination Procedures	69
9.3	Effect of Termination	69
9.4	Reverse Termination Fee	70

ARTICLE X INDEMNIFICATION, ETC.		70

10.1	Survival of Representations, Etc.	70
10.2	Indemnification	73
10.3	Limitations	74
10.4	No Contribution, Etc.	76
10.5	Defense of Third-Party Claims	76
10.6	Indemnification Claim Procedure	78
10.7	Exercise of Remedies Other Than by Parent	81
10.8	Exclusive Remedy	81

ARTICLE XI MISCELLANEOUS PROVISIONS		81

11.1	Securityholders’ Representative	81
11.2	Performance of Covenants	83
11.3	Further Assurances	84
11.4	No Waiver Relating to Claims for Fraud	84
11.5	Fees and Expenses	84
11.6	Attorneys’ Fees	84
11.7	Notices	84
11.8	Headings	85
11.9	Counterparts; Execution and Exchange by Electronic Means	85
11.10	Governing Law; Dispute Resolution	86
11.11	Successors and Assigns	86
11.12	Remedies Cumulative; Specific Performance	87
11.13	Waiver	87
11.14	Waiver of Jury Trial	87
11.15	Amendments	87
11.16	Severability	87
11.17	Parties in Interest	87
11.18	Entire Agreement	88
11.19	Disclosure Schedule	88
11.20	Construction	88

EXHIBITS AND SCHEDULES

EXHIBIT A	Certain Definitions
EXHIBIT B	Form of Joinder Agreement
EXHIBIT C	Form of Certificate of Merger
EXHIBIT D	Form of Equity Award Holder Acknowledgement Agreement
EXHIBIT E	Form of Escrow Agreement
EXHIBIT F	Form of Written Consent
EXHIBIT G	Form of Letter of Transmittal
EXHIBIT H	Form of Paying Agent Agreement
EXHIBIT I	Form of FIRPTA Statement
EXHIBIT J	Loan Term Sheet
SCHEDULE 1.7(a)	Example Closing Consideration Spreadsheet
SCHEDULE 2	Illustrative Closing Working Capital Amount Calculation
SCHEDULE 7.3	Governmental Consents

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 27, 2025 (the “Agreement Date”), by and among: (a) LANTHEUS MEDICAL IMAGING, INC., a Delaware corporation (“Parent”); (b) PROJECT HAZEL MERGER SUB, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”); (c) EVERGREEN THERAGNOSTICS, INC., a Delaware corporation (the “Company”); (d) SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Indemnitors (the “Securityholders’ Representative”); and (e) for purposes of Section 11.2 only, LANTHEUS HOLDINGS, INC., a Delaware corporation (“Ultimate Parent”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon the consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger and a wholly owned subsidiary of Parent.

B. The board of directors or board of managers, as applicable, of each of the Company (the “Company Board”), Parent and Merger Sub has (i) determined that this Agreement, the Merger and the other Contemplated Transactions, upon the terms and subject to the conditions set forth in this Agreement, are fair to, advisable and in the best interests of the Company and the Company Stockholders, Parent and Merger Sub, respectively, and (ii) authorized and approved the execution, delivery and performance by the Company, Parent and Merger Sub, respectively, of this Agreement and approved the Merger and the other Contemplated Transactions.

C. As a material inducement and condition to the willingness of Parent to enter into this Agreement and consummate the Contemplated Transactions, concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent joinder agreements substantially in the form attached hereto as Exhibit B (each, a “Joinder Agreement”) executed by Company Stockholders representing at least 90% of the total outstanding voting power of the Company Capital Stock as of the date hereof.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Article I

THE MERGER; EFFECTS OF THE MERGER ON CAPITAL STOCK

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). On the Closing Date, and upon the terms and subject to the conditions set forth in this Agreement, Parent and the Company shall cause the Merger to be consummated and become effective under DGCL by filing a certificate of merger in substantially the form attached hereto as Exhibit C (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”

1.2 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Evergreen Theragnostics, Inc.” (or any other name designated by Parent by written notice to the Company no later than five (5) Business Days prior to Closing).

(b) Bylaws. The bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except the name of the Surviving Corporation shall be “Evergreen Theragnostics, Inc.” (or any other name designated by Parent by written notice to the Company no later than five (5) Business Days prior to Closing)), until thereafter amended in accordance with the DGCL and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

1.3 Directors and Officers.

(a) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at and immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until his or her successors are duly elected and qualified.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation at and immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation until his or her successors are duly elected and qualified.

1.4 General Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

1.5 Effects of the Merger on Securities of Merging Corporations.

(a) Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Stockholders or any other Person, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation, with the same rights, powers and privileges of the shares so converted. Each stock certificate of Merger Sub evidencing ownership of any such shares shall thereupon evidence ownership only of such shares of capital stock of the Surviving Corporation.

(b) Company Capital Stock.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Stockholders or any other Person, each share of Company Capital Stock (other than Cancelled Shares and Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into the right of the holder of such share of Company Capital Stock to receive, without interest, an amount in cash equal to (a) the Per Share Amount and (b), if and when it becomes payable pursuant to Section 1.10, the Per Share Milestone Consideration, in the case of each of clauses (a) and (b), subject to Sections 1.6, 1.8, 1.9, 2.3, 2.4, Article X and Section 11.1(e). The aggregate amount payable to each Company Stockholder at the Effective Time (including all deductions in respect of the Escrow Fund and Expense Fund) and assuming the achievement of the Milestones shall each be set forth on the Closing Consideration Spreadsheet.

(ii) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Stockholders or any other Person, each share of Company Capital Stock owned by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall automatically be canceled and cease to exist and no payment shall be made in exchange therefor.

(iii) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock outstanding as of immediately prior to the Effective Time and with respect to which the holder thereof has properly demanded appraisal rights in accordance with Section 262 of the DGCL, and who has not effectively withdrawn or lost such holder’s appraisal rights under the DGCL (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.5(b)(i), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). Notwithstanding anything to the contrary set forth in this Section 1.5(b)(iii), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock set forth in Section 1.5(b)(i), without interest thereon, and subject to the escrow provisions set forth in Section 1.6 and Article X and expense provisions in Section 11.1. The Company shall give Parent (x) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (y) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s prior written consent.

(c) Company Options. No Company Options shall be assumed or continued by Parent or the Company in connection with the Merger or any other Contemplated Transactions. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other Person, each Company Option (other than an Underwater Option, if any), that is outstanding and unexercised, whether vested or unvested, shall automatically be cancelled, and converted into the right of the holder of such Company Option to receive, without interest, an amount in cash equal to (i)(A) the aggregate number of shares of Company Capital Stock issuable upon the exercise of such Company Option, multiplied by (B) an amount equal to (1) the Per Share Amount minus (2) the per share exercise price of such Company Option and (ii) if and when any Per Share Milestone Consideration becomes payable pursuant to Section 1.10, (A) the aggregate number of shares of Company Capital Stock issuable upon the exercise of such Company Option, multiplied by (B) such Per Share Milestone Consideration, in the case of each of clauses (i) and (ii), subject to Sections 1.6, 1.8, 1.9, 2.2(m), 2.3, 2.4, Article X and Section 11.1(e). The aggregate amount payable to each holder of a Company Option at the Effective Time (including all deductions in respect of the Escrow Fund and Expense Fund) and assuming the achievement of the Milestones shall each be set forth on the Closing Consideration Spreadsheet. The Company and Parent agree that the payments, if any, with respect to the Per Share Milestone Consideration payable with respect to the Company Options will be treated and reported for all tax purposes as being subject to a substantial risk of forfeiture within the meaning of Treasury Regulation Section 1.409A-1(b)(4) until such amounts become due and payable under this Agreement and shall be paid to the holders of Company Options entitled to such payments within the short-term deferral period within the meaning of Treasury Regulation Section 1.409A-1(b)(4)(b)(4).

(d) Restricted Stock Units. No Company RSUs shall be assumed or continued by Parent or the Company in connection with the Merger or any other Contemplated Transactions. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any other Person, each Company RSU that is outstanding and has not been settled, whether vested or unvested, shall automatically be cancelled and converted into the right of the holder of such Company RSU to receive, without interest, an amount in cash equal to (i)(A) the aggregate number of shares of Company Capital Stock underlying such Company RSU, multiplied by (B) the Per Share Amount and (ii) if and when any Per Share Milestone Consideration becomes payable pursuant to Section 1.10, (A) the aggregate number of shares of Company Capital Stock underlying such Company RSU multiplied by (B) such Per Share Milestone Consideration, in the case of each of clauses (i) and (ii), subject to Sections 1.6, 1.8, 1.9, 2.2(m), 2.3, 2.4, Article X and Section 11.1(e). The aggregate amount payable to each holder of a Company RSU at the Effective Time (including all deductions in respect of the Escrow Fund and Expense Fund) and assuming the achievement of the Milestones shall each be set forth on the Closing Consideration Spreadsheet. The Company and Parent agree that the payments, if any, with respect to the Per Share Milestone Consideration payable with respect to the Company RSUs will be treated and reported for all tax purposes as being subject to a substantial risk of forfeiture within the meaning of Treasury Regulation Section 1.409A-1(b)(4) until such amounts become due and payable under this Agreement and shall be paid to the holders of Company RSUs entitled to such payments within the short-term deferral period within the meaning of Treasury Regulation Section 1.409A-1(b)(4)(b)(4).

(e) Actions. Prior to the Effective Time, and subject to the prior review and approval of Parent, the Company shall take all actions reasonably necessary to effect the transactions anticipated by Section 1.5(c) and Section 1.5(d) under the Company’s Stock Plan and any other Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering, if applicable, all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to Parent that all necessary determinations by the Company Board or applicable committee of the Company Board to treat all Company Options and Company RSUs in accordance with Section 1.5(c) and Section 1.5(d) have been made. The Company shall take all actions necessary to terminate the Company’s 2019 Equity Incentive Plan as of immediately prior to the Effective Time.

(f) Equity Award Holder Acknowledgement Agreement. Prior to the Effective Time, the Company shall send to each anticipated holder of a Company Option or Company RSU an Equity Award Holder Acknowledgment Agreement in the form attached hereto as Exhibit D (the “Equity Award Holder Acknowledgement Agreement”) and shall use its reasonable best efforts to cause each such holder of a Company Option or Company RSU to execute and return such Equity Award Holder Acknowledgement Agreement as promptly as reasonably practicable. The Company shall provide Parent with a copy of each executed Equity Award Holder Acknowledgement Agreement promptly upon receipt. Notwithstanding anything to the contrary herein, Parent’s obligation to pay amounts otherwise payable hereunder with respect to any Company Option or Company RSU shall be conditioned on the execution and delivery of an Equity Award Holder Acknowledgement Agreement by the holder of such Company Option or Company RSU.

(g) Payment. Following the Closing, and subject to the receipt of the Equity Award Holder Acknowledgement Agreement duly executed by the applicable holder, Parent shall cause to be paid (as applicable) through Parent’s or the Company’s payroll, to each holder of a Company Equity Award the consideration specified in Section 1.5(c), Section 1.5(d) and, if applicable, Section 1.10 (subject to applicable withholding Tax), without interest. Notwithstanding the foregoing, payments to holders with respect to which the Company does not have a withholding obligation may be made pursuant to Section 2.4.

(h) Company Warrants. No Company Warrant shall be assumed or continued by Parent or the Company in connection with the Merger or the other Contemplated Transactions. Prior to the Effective Time, each Company Warrantholder shall be permitted to exercise, in exchange for Company Common Shares to be issued prior to the Effective Time, any Outstanding Warrant held by such Company Warrantholder in accordance with the terms thereof. Each Outstanding Warrant that is not exercised as of immediately prior to the Effective Time (whether vested or unvested) will automatically be terminated at the Effective Time in accordance with the terms of such Outstanding Warrant.

1.6 Escrow Contribution.

(a) Escrow Funding. At the Closing, Parent shall withhold from the consideration that would otherwise be payable to each Indemnitor pursuant to Section 1.5 at the Effective Time and deliver or cause to be delivered to the Escrow Agent an aggregate amount of cash equal to such Indemnitor’s Pro Rata Share of each of the (i) Adjustment Escrow Amount and (ii) Indemnity Escrow Amount (together, the “Escrow Amount”).

(b) Escrow Agreement. The Escrow Fund: (i) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of an escrow agreement to be entered into by and among Parent, the Securityholders’ Representative and the Escrow Agent on the Closing Date, in substantially the form of Exhibit E (the “Escrow Agreement”); (ii) except as otherwise required by any Legal Requirement, shall be held as a trust fund and shall not be subject to any Lien, attachment, trustee process or other judicial process of any creditor of any Person; and (iii) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. Neither the Escrow Fund (or any portion thereof), nor any beneficial interest therein may be pledged, subjected to any Lien, sold, assigned or transferred by any Indemnitor.

1.7 Estimated Closing Statement.

(a) Estimate Delivery. At least four (4) Business Days prior to the Closing Date, the Company shall prepare in good faith and deliver to Parent a statement (as it may be modified prior to the Closing in accordance with this Section 1.7(a), the “Estimated Closing Statement”) setting forth (i) an estimated consolidated balance sheet of the Acquired Companies as of the Closing Date (the “Closing Balance Sheet”) and (ii) a spreadsheet in substantially the form and containing all of the information identified on Schedule 1.7(a) estimated as of the Closing Date (the “Closing Consideration Spreadsheet”). The Company shall (A) consider in good faith any reasonable comments to the Estimated Closing Statement proposed in good faith by Parent prior to the Closing and (B) if any such comments are to be implemented, shall deliver an updated Estimated Closing Statement to Parent prior to the Closing; provided, that the Company shall not be required to make any changes to the Estimated Closing Statement in response to Parent’s comments other than to correct manifest errors in arithmetic calculations or manifest inconsistencies with the arithmetic calculations required by the terms of this Agreement, and, subject to the foregoing, no dispute with respect to the calculations contained in the Estimated Closing Statement shall be grounds for Parent to fail to consummate the Closing in accordance with this Agreement.

(b) Accounting Principles; Working Capital. The Closing Balance Sheet shall: (i) be prepared in accordance with the Accounting Principles and (ii) set forth in reasonable detail the calculation of the Closing Cash Amount, the Closing Indebtedness Amount, the Company Transaction Expense Amount, the Closing Working Capital Amount, any Working Capital Surplus Amount, any Working Capital Shortfall Amount and the Accrued Tax Amount in a manner consistent with the definitions thereof and otherwise in accordance with the terms of this Agreement. Promptly following the delivery of the Estimated Closing Statement to Parent and prior to the Closing, the Company shall grant Parent and its Representatives access at reasonable times and places and upon reasonable advance written notice to the work papers (subject to the execution of customary work paper access letters, if requested) and other financial records of the Surviving Corporation relating to the preparation of the Estimated Closing Statement and Closing Balance Sheet, in each case as Parent may reasonably request in connection with its review of the Estimated Closing Statement and the Closing Balance Sheet, and will otherwise cooperate in good faith with Parent’s and its Representatives’ review of the Estimated Closing Statement and the Closing Balance Sheet; provided that such access would not be in breach of any Legal Requirement and does not unreasonably interfere with the normal business operations of the Company. Nothing in this Section 1.7 shall limit any of the rights of any Indemnitee as set forth in Article X.

1.8 Purchase Price Adjustment.

(a) Closing Statement. Within seventy-five (75) days following the Closing Date, Parent shall prepare and deliver to the Securityholders’ Representative a statement prepared in accordance with the Accounting Principles and the applicable provisions of this Agreement (including the definitions set forth herein) (the “Closing Statement”) setting forth Parent’s good faith determination of: (i) each of the Closing Cash Amount, the Closing Indebtedness Amount, the Closing Working Capital Amount, any Working Capital Surplus Amount, any Working Capital Shortfall Amount, the Accrued Tax Amount and the Company Transaction Expense Amount (each, an “Adjustment Amount”); (ii) the Final Adjustment Amount; and (iii) any Upwards Adjustment Amount or Downwards Adjustment Amount resulting therefrom, in each case accompanied by reasonable supporting calculations. The calculation of each item set forth in the Closing Statement shall (A) not take into account any purchase accounting or other adjustments arising out of the consummation of the Contemplated Transactions, (B) be prepared applying no minimum materiality limit, (C) be prepared in accordance with the specific procedures that would be adopted at a financial year-end, including detailed analyses of accruals and cut-off procedures, and (D) be based solely on facts and circumstances and information available to Parent as of the date on which the Closing Statement is delivered by the Parent to the Securityholders’ Representative with regards to conditions as they existed on or prior to the Closing.

(b) Objection Period. The Securityholders’ Representative shall have thirty (30) days from its receipt of the Closing Statement (the “Objection Period”) to review the Closing Statement. Parent shall provide the relevant working papers, documents and other related materials reasonably requested by Securityholders’ Representative for the purpose of evaluating the Closing Statement, and shall grant the Securityholders’ Representative and its Representatives access during normal business hours and at places of business of the Company and/or Parent and upon reasonable advance written notice to the work papers (subject to the execution of customer work paper access letters, if requested) and other financial records of the Surviving Corporation relating to preparation of the Closing Statement, including the calculation of the Adjustment Amounts set forth in the Closing Statement, as reasonably requested by the Securityholders’ Representative in connection with its review of the Closing Statement during the Objection Period and Parent, the Company and their respective Representatives shall reasonably cooperate in good faith with the

Securityholders’ Representative, in connection with its review (at the Securityholders’ Representative’s sole cost and expense on behalf of the Indemnitors); provided that such access would not be in breach of any applicable Legal Requirement and does not unreasonably interfere with the normal business operations of Parent, the Company or any of their respective Affiliates. Upon the expiration of the Objection Period, the Securityholders’ Representative shall be deemed to have accepted the Closing Statement and the calculation of each Adjustment Amount set forth therein, which shall be deemed final, non-appealable and binding for all purposes under this Agreement, unless the Securityholders’ Representative shall have provided Parent with a written notice of its disagreement with the Closing Statement prior to the expiration of the Objection Period (the “Objection Notice”), specifying each disputed Adjustment Amount (each, a “Disputed Item”) and setting forth in reasonable detail the basis for disputing each Disputed Item and supporting calculation therefor. All Adjustment Amounts that are not Disputed Items shall be deemed final, non-appealable and binding for all purposes under this Agreement following the earlier of the expiration of the Objection Period and the delivery of an Objection Notice. Parent shall have thirty (30) days from the date on which it receives the Objection Notice (such period, the “Response Period”) to review and respond to the Objection Notice, and the Securityholders’ Representative shall work together with Parent in good faith during the Response Period or any mutually agreed extension thereof to resolve each Disputed Item. If at any time (including following referral of Disputed Items to the Accounting Referee) Parent and the Securityholders’ Representative agree upon a mutually agreeable resolution of each Disputed Item, and each signs a certificate to that effect, then the Closing Statement and the calculation of each Adjustment Amount and any Upwards Adjustment Amount or Downwards Adjustment Amount set forth therein, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for all purposes under this Agreement. If any Disputed Item has not been resolved during the Response Period or any mutually agreed extension thereof, then either Parent or the Securityholders’ Representative may refer such Disputed Item to an independent, mutually agreeable, internationally recognized public accounting, consulting, valuation or dispute resolution firm that is mutually agreed upon by Parent and Securityholders’ Representative in writing (the “Accounting Referee”) to make a final, non-appealable and binding determination as to all Disputed Items that remain unresolved as of the time of such referral pursuant to the terms of this Agreement. The Accounting Referee shall act as an expert and not as an arbitrator and shall not consider any issues not raised in the Closing Statement or the Objection Notice. The Accounting Referee shall be directed to make a determination of each Disputed Item in accordance with Section 1.8(c) promptly, but no later than thirty (30) days, after its acceptance of its appointment. Parent and the Securityholders’ Representative agree to reasonably cooperate with the Accounting Referee in the performance of its duties and use reasonable best efforts to effect the appointment (and if necessary, selection) of the Accounting Referee pursuant to this Section 1.8(b) as promptly as practicable, but not later than seven (7) days, after such referral, including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement.

(c) Dispute Resolution.

(i) If any Disputed Item is referred to the Accounting Referee for resolution pursuant to Section 1.8(b), then the Accounting Referee shall determine only with respect to such Disputed Item submitted whether such Disputed Item as set forth in the Closing Statement requires adjustment based on the Accounting Principles and this Agreement and the amount of any such required adjustment. Parent and the Securityholders’ Representative shall be entitled to submit presentations and other documentation to support their respective calculations of each such Disputed Item to the Accounting Referee and shall instruct the Accounting Referee to, and the Accounting Referee shall, make its determination based solely on such documentation and presentations submitted by the Securityholders’ Representative and Parent in accordance with the guidelines and procedures set forth in this Agreement and not on the basis of an independent review; provided that the foregoing shall not preclude the Accounting Referee from conducting independent research as to proper application of the Accounting Principles or the terms of this Agreement. With respect to each submitted Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Parent and the Securityholders’ Representative. The Accounting Referee will not have the power to (A) alter, amend or otherwise affect any provision contained in this Section 1.8 or elsewhere in this Agreement or (B) make any determination regarding the Adjustment Amounts or this Agreement or the Contemplated Transactions other than with respect to the Disputed Items submitted to it pursuant to Section 1.8(b). There shall be no ex parte communications between Parent (or its representatives) or the Securityholders’ Representative, on the one hand, and the Accounting Referee, on the other hand, relating to the Disputed Items and, unless requested by the Accounting Referee in writing, no party may present any additional information or arguments to the Accounting Referee, either orally or in writing. Neither Parent nor the Securityholders’ Representative will disclose to the Accounting Referee, and the Accounting Referee will not consider for any purpose, any settlement discussions or settlement offer made by or on behalf of Parent or the Securityholders’ Representative, unless otherwise agreed by Parent and the Securityholders’ Representative. Any finding by the Accounting Referee shall be in writing and shall: (1) include the Accounting Referee’s determination of each Disputed Item submitted to it; (2) state in reasonable detail the findings of fact and calculations on which its determination is based; (3) be final, non-appealable and binding upon Parent, the Securityholders’ Representative and the Indemnitors, absent manifest error or fraud; and (4) be accompanied by a certificate from the Accounting Referee certifying that it reached such findings in accordance with the provisions of this Section 1.8. A judgment upon the award rendered by the Accounting Referee may be entered in any court having jurisdiction over the subject matter thereof, and each party agrees that it shall not have any right to, and shall not, initiate any other action, suit or other proceeding challenging the determination of the Accounting Referee other than to the extent that such action, suit or other proceeding is initiated in good faith to assert that such determination was inconsistent with the terms of this Section 1.8. The existence and terms of any dispute with respect to the Closing Statement shall be kept confidential by Parent, the Securityholders’ Representative and the Indemnitors; provided, however, that: (I) Parent and the Securityholders’ Representative may discuss such dispute with those of their respective advisors, attorneys, representatives, directors, officers and employees who agree to keep the existence and the terms such dispute confidential; (II) Parent and its Affiliates and the Securityholders’ Representative may disclose such information to the extent such information is required to be disclosed by any applicable Legal Requirement, and (III) the Securityholders’ Representative may disclose such information to the Indemnitors who have a need to know such information, provided that such Indemnitors are subject to confidentiality with respect thereto. Notwithstanding anything to the contrary contained in this Agreement, this Section 1.8 shall not interfere with or impede the operation of, or otherwise limit the indemnification or other obligations of any Indemnitor pursuant to Article X with respect to any Company Indebtedness, Accrued Tax Amount or Company Transaction Expense that was not included on the Estimated Closing Statement or in any adjustment pursuant to this Section 1.8.

(ii) The Expenses of the Accounting Referee shall be borne by Parent and the Securityholders’ Representative (on behalf of the Indemnitors in accordance with their respective Pro Rata Share) in the same proportion that the aggregate dollar amount of Disputed Items that are not resolved in favor of such party, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. For illustrative purposes only, if the Securityholders’ Representative asserts Disputed Items in an amount equal to $1,000,000, but the Accounting Referee determines that the Securityholders’ Representative has a valid claim for only $100,000, the Securityholders’ Representative will bear ninety percent (90%) of the Expenses of the Accounting Referee and Parent will bear the other ten percent (10%) of such Expenses. Each of Parent and the Securityholders’ Representative (on behalf of the Indemnitors in accordance with their respective Pro Rata Shares) shall bear the Expenses of its own Representatives incurred by it in connection with the matters contemplated by this Section 1.8.

(d) Adjustment. If, upon the final determination of the Closing Statement and each of the Adjustment Amounts as provided in this Section 1.8, as applicable:

(i) the Estimated Adjustment Amount exceeds the Final Adjustment Amount (such excess, expressed as a positive number, the “Downwards Adjustment Amount”), then: (A) the Securityholders’ Representative and Parent shall issue joint written instructions to the Escrow Agent to pay the Downwards Adjustment Amount to Parent from the Adjustment Escrow Amount to the extent thereof; (B) if the Adjustment Escrow Amount is insufficient to cover the full Downwards Adjustment Amount, then, the Securityholders’ Representative and Parent shall issue joint written instructions to the Escrow Agent to pay the amount of such shortfall (expressed as a positive number) in the Downwards Adjustment Amount to Parent from the Indemnity Escrow Amount to the extent thereof; and (C) if the Adjustment Escrow Amount and the Indemnity Escrow Amount are collectively insufficient to cover the full Downwards Adjustment Amount, then (1) first, Parent shall be entitled to set off against the Milestone Payments in accordance with Section 1.11 the amount of such shortfall (expressed as a positive number) in the Downwards Adjustment Amount or, (2) second, if no Milestone Trigger Event has occurred or there are no earned but unpaid Milestone Payments at the applicable time of determination (or the earned but unpaid Milestone Payments are insufficient to cover the remaining portion of the Downwards Adjustment Amount), then, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall (expressed as a positive number) in the Downwards Adjustment Amount to Parent; and

(ii) the Final Adjustment Amount exceeds the Estimated Adjustment Amount (such excess, expressed as a positive number, the “Upwards Adjustment Amount”), then (A) Parent shall pay, or cause to be paid, by wire transfer of immediately available funds to the Paying Agent on behalf of the Indemnitors an amount in cash equal to the Upwards Adjustment Amount for further distribution to each Indemnitor in an amount equal to such Indemnitor’s Pro Rata Share of the Upwards Adjustment Amount and (B) the Securityholders’ Representative and Parent shall issue joint written instructions to the Escrow Agent to release to the Paying Agent from the Escrow Fund the Adjustment Escrow Amount, for further distribution to each Indemnitor in an amount equal to such Indemnitor’s Pro Rata Share of the Adjustment Escrow Amount.

Any instruction to the Escrow Agent required to be delivered pursuant to Section 1.8(d)(i) shall be delivered, and any payment required to be made by the Indemnitors pursuant to Section 1.8(d)(i) or Parent pursuant to Section 1.8(d)(ii) shall be made: (x) if no Objection Notice is delivered by the Securityholders’ Representative during the Objection Period, within five (5) Business Days following the expiration of the Objection Period; or (y) if the Securityholders’ Representative delivers an Objection Notice within the Objection Period, within five (5) Business Days following the final determination of each of the Adjustment Amounts as provided in Section 1.8(b) or 1.8(c), as applicable. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to make any payment pursuant to Section 1.8 until it receives from the Securityholders’ Representative an updated Closing Consideration Spreadsheet setting forth the additional payments to be made to each Indemnitor based on its Pro Rata Share of the payment amount (or confirmation from Securityholders’ Representative that it may rely on the Pro Rata Share set forth in the Closing Consideration Spreadsheet at Closing). To the extent permitted by applicable Legal Requirements, the parties shall treat any payment made pursuant to this Section 1.8(d) as an adjustment to the aggregate consideration paid to the Indemnitors in connection with the Merger for all Tax purposes.

1.9 Withholding.

(a) Notwithstanding anything to the contrary contained in this Agreement, each of the Paying Agent, the Escrow Agent, Parent, the Surviving Corporation, the Company and each of their respective agents and Affiliates (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to this Agreement such amounts as Parent and the applicable Withholding Agent determines are required to be deducted and withheld therefrom under any Legal Requirement with respect to Taxes. The Company shall use commercially reasonable efforts to cause any necessary Tax Forms related to amounts payable or otherwise deliverable to any Person pursuant to this agreement to be provided to the Withholding Agent; provided that notwithstanding any provision of this Agreement to the contrary, if, after such commercially reasonable efforts, any necessary Tax Form is not provided to any Withholding Agent, the Withholding Agent’s sole recourse (except as set forth in Section 10.2(a)(v)(C)(iii)) with respect to such failure shall be to withhold from payments made pursuant to this Agreement in accordance with this Section 1.9. To the extent such amounts are so deducted or withheld and timely and properly remitted to the appropriate Taxing Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.10 Milestone Payments.

(a) Upon the achievement of any of the events set forth in Table 1.10 under “Milestone Trigger Event” (each a “Milestone Trigger Event”) after the date of this Agreement and prior to the applicable “Milestone Termination Date” (each, a “Milestone Termination Date”) for such Milestone Trigger Event, the applicable Milestone Payment set forth in Table 1.10 under “Milestone Payment” opposite such Milestone Trigger Event (each, a “Milestone Payment”) shall become due and payable in accordance with this Section 1.10. Parent shall promptly following the first achievement of each Milestone Trigger Event (and in any event, no later than [*] days following such Milestone Trigger Event; provided that [*] under Table 1.10): (i) deliver a notice (the “Milestone Notice”) to the Securityholders’ Representative specifying (A) that a Milestone Trigger Event has occurred, (B) a description of the applicable Milestone Trigger Event, and (C) the total Milestone Payment that is payable with respect to such Milestone Trigger Event; provided that the amount of each of the Milestone Payments (if any) payable to the Company Securityholders shall be subject to the potential reductions and set-offs set forth in Section 1.11; and (ii) subject to Section 1.10(k), pay the applicable Milestone Payment to the Paying Agent [*] for further distribution to the Company Securityholders in accordance with the applicable Additional Consideration Spreadsheet.

The Milestone Trigger Events, Milestone Payments and Milestone Termination Dates are as follows:

Table 1.10

Milestone Trigger Event		Milestone Payment	Milestone Termination Date
[*]		[*]	[*]

NDA approval of OCTEVY by the FDA		[*]	[*]

First Milestone Product	Initiation of the first Pivotal Trial in the 1st Indication	[*]	[*]
	Initiation of the first Pivotal Trial in the 2nd Indication (for a Milestone Product that already achieved Milestone Trigger Event (3))	[*]	[*]

Second Milestone Product	Initiation of the first Pivotal Trial in the 1st Indication	[*]	[*]

	Initiation of the first Pivotal Trial in the 2nd Indication (for a Milestone Product that already achieved Milestone Trigger Event (5))	[*]	[*]

Third Milestone Product	Initiation of the first Pivotal Trial in the 1st Indication	[*]	[*]
	Initiation of the first Pivotal Trial in the 2nd Indication (for a Milestone Product that already achieved Milestone Trigger Event (7))	[*]	[*]

Fourth Milestone Product	Initiation of the first Pivotal Trial in the 1st Indication	[*]	[*]

	Initiation of the first Pivotal Trial in the 2nd Indication (for a Milestone Product that already achieved Milestone Trigger Event (9))	[*]	[*]

First NDA approval of the First Milestone Product		[*]	[*]

First NDA approval of the Second Milestone Product		[*]	[*]

First NDA approval of the Third Milestone Product		[*]	[*]

First NDA approval of the Fourth Milestone Product		[*]	[*]

OCTEVY	[*]	[*]	[*]

	[*]	[*]	[*]

All Milestone Products	[*]	[*]	[*]

	[*]	[*]	[*]

	[*]	[*]	[*]

(b) Notwithstanding anything to the contrary in this Agreement, (i) the maximum aggregate amount of consideration that Parent shall be obligated to pay or deliver pursuant to this Section 1.10 to the Company Securityholders if all possible Milestone Trigger Events are achieved shall be $752,500,000, (ii) no Milestone Payment for a given Milestone Trigger Event shall be payable more than one time, regardless of the number of Milestone Products that achieve such Milestone Trigger Event or the achievement of a Net Sales based Milestone Trigger Event on more than one occasion, (iii) in no event shall there be more than 19 Milestone Payments, (iv) no more than one Milestone Payment based on achievement of a Net Sales threshold may be earned in a single calendar year; in such a case, [*], (v) to the extent that any payment is owed to the Company’s financial advisor in respect of a given Milestone Payment, such Milestone Payment shall be reduced by the amount of such payment (which Parent or the Paying Agent shall pay to such financial advisor substantially concurrently with the payment to the Indemnitors of such Milestone Payment), (vi) no Milestone Payment shall be payable unless and until the Closing has occurred (in which case, other than in the case of the first Milestone Trigger Event [*], any Milestone

Payment for a Milestone Trigger Event achieved prior to the Closing shall become payable [*]), and (vii) Parent shall be entitled to reduce any Milestone Payment payable or otherwise deliverable to the Company Securityholders pursuant to this Section 1.10 by any applicable withholding Taxes in accordance with Section 1.9 and by the aggregate amount of Transaction Payroll Taxes with respect to such Milestone Payment.

(c) From and after the Closing until the [*] of the Closing Date (such period, the “Efforts Period”) Parent shall act in good faith and use Commercially Reasonable Efforts to (x) develop, seek regulatory approval for, and following regulatory approval, if any, commercialize Milestone Products in at least four Indications (selected by Parent in good faith) in total and (y) seek regulatory approval for, and following regulatory approval, if any, commercialize OCTEVY in the United States; provided, that the expiration of Parent’s obligation to use Commercially Reasonable Efforts shall not limit in any way Parent’s obligations under Section 1.10(a), including the obligation to pay the applicable Milestone Payment in the event of a Milestone Trigger Event (whether such Milestone Trigger Event occurs before, at or after the end of the Efforts Period); provided further, that Parent shall not have any Commercially Reasonable Efforts obligations with respect to any Milestone Trigger Event (including with respect to OCTEVY or a particular Milestone Product subject to such Milestone Trigger Event) following the applicable Milestone Termination Date for such Milestone Trigger Event.

(d) Notwithstanding anything to the contrary in this Agreement, the Company and the Company Securityholders acknowledge and agree that (i) Parent shall have no diligence obligations with respect to the development, manufacture or commercialization of OCTEVY or any of the Milestone Products other than the obligation to use Commercially Reasonable Efforts, in accordance with Section 1.10(c), and there are no extra-contractual commitments between Parent and its Affiliates, on the one hand, and the Company and the Company Securityholders, on the other hand, regarding the same, (ii) subject to Section 1.10(c), the development, manufacture and commercialization (if any) of OCTEVY and each of the Milestone Products shall otherwise be conducted and controlled in the sole discretion of Parent and its Affiliates (including, following the Closing, the Company) and (iii) the obligations of Parent pursuant to Section 1.10(c) are not a guarantee that Parent or its Affiliates shall be able to successfully achieve any of the Milestone Trigger Events or that Parent or its Affiliates shall develop, pursue, make any regulatory filings, seek any regulatory approval or marketing authorization for OCTEVY or any of the Milestone Products in any jurisdiction or commercialize or otherwise advance OCTEVY or any of the Milestone Products, and the Company, on behalf of the Company Securityholders, hereby specifically disclaims that it is relying upon (or has relied upon) any extra-contractual commitments with respect to any of the Milestone Trigger Events or Milestone Payments. Until such time no further Milestone Trigger Events are capable of being achieved under this Agreement, Parent shall not intentionally take or intentionally omit to take any action if such action or omission is made in bad faith (with actual knowledge of the effect (or reasonably likely effect) of such action or omission) for the sole purpose of avoiding the achievement of a Milestone Trigger Event.

(e) From and after such date that is [*] following the Closing until the expiration of the Efforts Period, Parent shall, on [*] basis, provide a written report to the Securityholders’ Representative in reasonable detail regarding the status of efforts to achieve the Milestone Trigger Events during the period since the later of the Closing or the delivery of the last such report (each such report, an “Update Report”). If, within [*] days of delivery by Parent of any Update Report (or, following the expiration of the Efforts Period, on [*] basis), the Securityholders’ Representative requests a meeting with Parent to discuss such Update Report (or, following the expiration of the Efforts Period, to discuss activities undertaken to achieve the Milestone Trigger Events), within [*] days after receipt by Parent of such request (which shall include a proposed agenda therefor) from the Securityholders’ Representative or such other date as mutually agreed, Parent shall use reasonable best efforts to make available for such a meeting (which, subject to the confidentiality provisions set forth in this Agreement, may be attended by the Securityholders’

Representative and any Representatives thereof, including independent scientific experts) such of its and Parent’s respective employees and Representatives (including any specific individuals reasonably requested by the Securityholders’ Representative) with appropriate expertise and knowledge of the activities undertaken to achieve the Milestone Trigger Events in order to answer reasonable inquiries; provided that Parent’s obligations under this sentence will terminate upon such time as no further Milestone Trigger Events are capable of being achieved under this Agreement either because all Milestone Trigger Events have already been achieved or because all Milestone Termination Dates have expired. Any confidential information and communications provided to the Securityholders’ Representative or any of its Representatives pursuant to this Section 1.10(e) shall constitute Confidential Information for purposes of this Agreement and any Joinder Agreement. Notwithstanding anything herein to the contrary, following Closing, the Securityholders’ Representative shall be permitted to disclose such Confidential Information as required by law or to advisors and representatives of the Securityholders’ Representative and to the Indemnitors, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

(f) In the event that Parent desires to consummate a Change of Control in which Parent is not the surviving entity (or in which Parent’s obligations, duties and covenants under this Agreement are not assumed by operation of law) after the Closing and prior to the achievement of all of the Milestone Trigger Events and payment of all of the Milestone Payments, Parent will cause the Person acquiring Parent in connection with such Change of Control to assume in writing Parent’s obligations, duties and covenants under this Section 1.10, effective as of the effective time of such Change of Control.

(g) Notwithstanding anything to the contrary in this Section 1.10, Parent’s obligations under Section 1.10(c) with respect to any Milestone obligations subject to a Development Arrangement, shall terminate upon the entry by Parent into an exclusive (including as to Parent and its Affiliates) licensing arrangement with a third party (“Development Partner”) transferring development and commercialization obligations with respect to such Milestone obligations (the “Development Arrangement”); provided that [*].

(h) For purposes of determining whether or not Parent is complying with its obligations under the first sentence of Section 1.10(c), (i) Parent may meet such obligations, in whole or in part, through the efforts of its Affiliates (including the Surviving Corporation) or one or more of its (sub) licensees, and (ii) Parent’s efforts shall be measured on a periodic basis of periods no shorter than [*], and Parent shall not be deemed to be in breach of Section 1.10(c) for any such period unless Parent’s efforts during such period, taken as a whole, are not Commercially Reasonable Efforts, with such efforts to be measured based on the facts and circumstances at the time such efforts are expended. If the Securityholders’ Representative reasonably and in good faith believes that Parent is breaching any of its obligations under this Section 1.10, then the Securityholders’ Representative may provide Parent with written notice thereof and provide reasonable detail regarding such alleged breach(es). Parent shall designate representatives, including at least one officer of Parent with operating responsibility for the applicable Milestone Product and appropriate expertise, to meet with the Securityholders’ Representative within [*] from the date of such notice to address in good faith the Securityholders’ Representative’s reasonable belief that Parent is breaching one or more obligations under Section 1.10. Parent shall work together with the Securityholders’ Representative to schedule an in-person meeting, if reasonably feasible, at a mutually acceptable location, or will schedule one or more conference calls to address the asserted breach of obligations, and Parent and the Securityholders’ Representative, on behalf of the Company Securityholders, shall endeavour in good faith to resolve any dispute. If the parties do not reach agreement resolving the dispute under this Section 1.10(h), then the Securityholders’ Representative shall be entitled to exercise any remedies that it may be entitled to under this Agreement or applicable Legal Requirements, including initiating a proceeding against Parent.

(i) The right of the Company Securityholders to receive the Milestone Payments: (i) shall not be evidenced by a certificate or other instrument (other than the applicable Milestone Notice); (ii) other than pursuant to a Permitted Transfer, shall not be assignable or otherwise transferable by any Company Securityholder; (iii) does not represent any right other than the right to receive the consideration set forth in this Section 1.10; (iv) does not give any dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of Equity Interests of the Company; and (v) shall not accrue interest. Any attempted transfer (other than a Permitted Transfer) of the right to any portion of a Milestone Payment by any Company Securityholder (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(j) Prior to any delivery of a Milestone Payment to the Paying Agent pursuant to Section 1.10(a), the Securityholders’ Representative shall deliver or cause to be delivered to Parent an updated Closing Consideration Spreadsheet stating or confirming, with respect to the disbursement of such Milestone Payment, the amount of such Milestone Payment due and payable after reduction permitted pursuant to the terms of this Agreement (including, pursuant to Section 1.7, Section 1.8 and Section 1.11, the portion of such disbursement (calculated in accordance with the terms of this Agreement and in reliance on the initial Closing Consideration Spreadsheet) payable to each Company Securityholder entitled to receive any portion of such disbursement) (such updated spreadsheet, an “Additional Consideration Spreadsheet”); provided that such Milestone Payments shall be reduced by Expenses of any Acquired Company in connection with such payments, including any amounts owed to legal counsel or to any financial advisor, investment banker, consultant, broker, accountant or other Person that performed services for or provided advice to the Company Securityholders or any Acquired Company or any Representative of any Acquired Company, or who is otherwise entitled to any compensation or payment in connection with any of the Contemplated Transactions, in each case under this proviso to the extent any Acquired Company is or becomes liable for such Expenses based on arrangements made by or on behalf of any Acquired Company prior to the Closing. Parent shall reasonably cooperate with the Securityholders’ Representative in producing or causing to be produced the Additional Consideration Spreadsheet and shall provide such information as may be reasonably requested by the Securityholders’ Representative that is necessary to complete the Additional Consideration Spreadsheet.

(k) The parties hereto agree to treat the Milestone Payments received in exchange for Company Common Shares for all U.S. federal and applicable state and local Tax purposes as deferred contingent consideration for or in respect of the Company Common Shares pursuant to this Agreement, and none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Entity related to Taxes or for other Tax purposes except as otherwise required by an applicable Legal Requirement. A portion of each Milestone Payment made pursuant to this Agreement shall be treated as imputed interest to the extent required under Section 483 of the Code. The parties hereto further agree to treat the Milestone Payments received in respect of Company Equity Awards as wages in the year in which the applicable Milestone Payment is made for all U.S. federal and applicable state and local Tax purposes, and none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Entity related to Taxes or for other Tax purposes except as otherwise required by an applicable Legal Requirement.

1.11 Set-Off Right. Notwithstanding any provision of this Agreement to the contrary, the parties hereby acknowledge and agree that, in addition to any other right hereunder, Parent shall have the right, but not the obligation, from time to time to set off, pursuant to and in accordance with Article X (subject to the limitations set forth in Article X therein) and pursuant to and in accordance with Section 1.8, any indemnification payments or Downwards Adjustment Amount (as the case may be) finally determined pursuant to Article X or Section 1.8 to be owed by any Indemnitor to the Indemnitees, in each case at such time against any portion of the Milestone Payments that is owed and has not yet been paid to such Indemnitors.

1.12 Audit Rights. Subject to the limitations set forth in Section 1.12(d) below, from and after the date hereof and prior to the earlier of the payment of all Milestone Payments or the expiration of all Milestone Termination Dates with respect to OCTEVY or the applicable Milestone Product, Parent and its Affiliates shall keep, and shall direct their respective licensees or sublicensees to keep, books of accounts and records in reasonable detail sufficient for the purposing of determining Net Sales of OCTEVY or any Milestone Product. Following the Closing until the earlier of the payment of all Milestone Payments or the expiration of all Milestone Termination Dates with respect to OCTEVY or the applicable Milestone Product, the Securityholders’ Representative may, or may engage an independent certified public accounting firm (the “Accounting Firm”) to, review Parent’s, its Affiliates’ and the respective licensees or sublicensees’ books and records pertaining to Net Sales for OCTEVY or any Milestone Product for the purposes of confirming whether a Milestone Trigger Event has been achieved for any calendar year; provided that in no event may such rights be exercised prior to such time that OCTEVY or the applicable Milestone Product actually generates Net Sales.

(a) No later than forty-five (45) days following the Securityholders’ Representative’s request of an audit pursuant to this Section 1.12, Parent shall afford the Securityholders’ Representative or the Accounting Firm, as the case may be, reasonable access to and an opportunity to examine such books and records of Parent as it reasonably requests, during regular business hours, in a manner designed to avoid disruption to Parent’s business and subject to execution and delivery to Parent of a confidentiality agreement reasonably acceptable to Parent and the Securityholders’ Representatives for the sole purpose of determining compliance with the Net Sales provisions of this Agreement.

(b) Each of the Securityholders’ Representative and Parent will be entitled to receive a written report of the Accounting Firm (if any) with respect to its findings directly from the Accounting Firm.

(c) The Securityholders’ Representative (on behalf of the Indemnitors) will bear the full cost of any such Accounting Firm’s audit, unless such audit discloses that a Milestone Trigger Event was achieved but not reported by Parent, in which case, Parent shall bear the reasonable cost of the Accounting Firm for such audit not to exceed $150,000.

(d) The Securityholders’ Representative’s exercise of its audit rights under this Section 1.12 may not (A) be conducted with respect to any calendar year more than two (2) years after the end of such calendar year, (B) be conducted more than once in any twelve (12) month period, or (C) be repeated for any calendar year. Notwithstanding the foregoing, the Securityholders’ Representative may exercise its audit rights under this Section 1.12 more than once in any twelve (12) month period for cause.

1.13 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or any of the Contemplated Transactions, or to vest Parent with full right, title and possession to all assts, properties, right, privileges, powers and franchise of the Surviving Corporation, then the officers and directors of Parent shall be fully authorized on behalf of the Surviving Corporation to take such action.

Article II

CLOSING

2.1 Closing Date. The consummation of the Merger (the “Closing”) shall take place remotely by electronic exchange of documents and signatures unless another manner of Closing is mutually agreed upon by the Company and Parent, (i) at 8:00 a.m. (Eastern Time), on a date to be designated by Parent, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII and Article VIII (other than those conditions which, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or (ii) at such other time and place as the parties mutually agree in writing. The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”

2.2 Company Closing Deliverables. At the Closing, the Company shall deliver or cause to be delivered to Parent:

(a) a certificate duly executed on behalf of the Company by the chief executive officer of the Company and dated as of the Closing Date, certifying that all of information set forth on the Closing Consideration Spreadsheet is accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing (the “Closing Consideration Spreadsheet Certificate”);

(b) the Closing Balance Sheet and the Closing Consideration Spreadsheet in accordance with Section 1.7;

(c) a certificate, duly executed on behalf of the Company by the chief executive officer of the Company and dated as of the Closing Date, certifying that each of the conditions set forth in Article VII has been duly satisfied (the “Company Closing Certificate”);

(d) the written resignations of each individual who is an officer or director of an Acquired Company in accordance with Section 5.7;

(e) the FIRPTA Statement with respect to the Company and the other documentation required pursuant to Section 5.6; provided that notwithstanding any provision of this Agreement to the contrary, if the Company fails to deliver, or cause to be delivered, a FIRPTA Statement, Parent’s sole recourse with respect to such failure shall be to withhold from payments made pursuant to this Agreement to the extent required by Section 1445 of the Code and the Treasury Regulations thereunder;

(f) certificates of good standing (or equivalents thereof to the extent applicable) dated no earlier than two (2) Business Days prior to the Closing Date as to the good standing (or equivalent thereof) of each Acquired Company in its respective jurisdiction of incorporation or formation;

(g) digital media evidencing the documents that were Made Available to Parent, which shall indicate, for each document, the date that such document was first uploaded to the virtual data room in connection with the Contemplated Transactions;

(h) a certificate of any authorized officer of the Company, in form and substance reasonably satisfactory to Parent, certifying and attaching: (i) the Charter Documents of the Company in effect as of the Closing; (ii) a copy of the duly executed and dated written resolutions adopted by the Company Board approving this Agreement and the other Contemplated Transactions; and (iii) the duly executed and dated written consent described in Section 2.2(k);

(i) the Escrow Agreement, duly executed by the Securityholders’ Representative;

(j) the Paying Agent Agreement, duly executed by the Securityholders’ Representative;

(k) (A) a written consent in substantially the form attached as Exhibit F hereto and (B) Joinder Agreements, in the case of each of clauses (A) and (B), duly executed by the Company Stockholders representing, together with the Initial Consenting Company Stockholders, at least ninety-five percent (95%) of the total outstanding voting power of the Company Capital Stock as of immediately prior to the Effective Time (such Company Stockholders, together with the Initial Consenting Company Stockholders, the “Consenting Company Stockholders”);

(l) the Payoff Letter; and

(m) any executed Equity Award Holder Acknowledgement Agreements not previously delivered to Parent.

2.3 Parent Closing Deliverables. At the Closing:

(a) Parent shall, subject to Section 1.9, transmit to the following Persons, by wire transfer of immediately available funds to such Person’s account set forth on the Closing Consideration Spreadsheet:

(i) to the Paying Agent, for further distribution to each Company Stockholder and Non-Employee Company Equityholder at the Closing, as applicable, an amount equal to (A) the aggregate amount payable to such Company Stockholder and Non-Employee Company Equityholder at the Closing pursuant to Section 1.5, minus (B) the aggregate portion of the Escrow Amount payable by such Company Stockholder and Non-Employee Company Equityholder at the Closing minus (C) the aggregate portion of the Expense Fund Amount payable by such Company Stockholder and Non-Employee Company Equityholder at the Closing, in each case, as set forth on the Closing Consideration Spreadsheet;

(ii) to Provident Bank, the portion of the Closing Indebtedness Amount set forth in the Payoff Letter, as set forth on the Closing Consideration Spreadsheet;

(iii) to each Person entitled to receive a payment included in the Company Transaction Expense Amount that is not subject to employment or similar Tax withholding by any Acquired Company, such payment, as set forth on the Closing Consideration Spreadsheet;

(iv) to the payroll account of the applicable Acquired Company for distribution to each Company RSU Holder and Company Optionholder that is not a Non-Employee Company Equityholder, (A)(I) the aggregate consideration payable in respect of each Company Equity Award pursuant to Section 1.5 minus (II) the aggregate portion of the Escrow Amount payable by such holder at the Closing minus (III) the aggregate portion of the Expense Fund Amount payable by such holder at the Closing and (B) any payment included in the Company Transaction Expense Amount that is subject to Tax withholding by any Acquired Company, in the case of the foregoing clauses (A) and (B), as set forth on the Closing Consideration Spreadsheet;

(v) to the Escrow Agent, the Escrow Amount; and

(vi) to the account specified by the Securityholders’ Representative, the Expense Fund Amount.

(b) Parent shall deliver to the Company:

(i) a certificate, duly executed on behalf of Parent by the chief executive officer of Parent and dated as of the Closing Date, certifying that each of the conditions set forth in Article VIII has been duly satisfied (the “Parent Closing Certificate”);

(ii) any Joinder Agreements not previously duly executed by Parent;

(iii) the Escrow Agreement, duly executed by the Escrow Agent and Parent; and

(iv) the Paying Agent Agreement, duly executed by the Paying Agent and Parent.

2.4 Payment Procedures.

(a) The parties hereto shall appoint Western Alliance Bank (doing business as Bridge Bank) as the Paying Agent for the purpose of distributing the applicable consideration pursuant to Section 1.5 and 1.10 (other than with respect to any Company Equity Awards with respect to which the Company has withholding obligations), in accordance with and subject to the terms and conditions of this Agreement and the Paying Agent Agreement. As soon as reasonably practicable following the Closing, but in no event later than three (3) Business Days following the Closing, Parent shall cause the Paying Agent to mail a letter of transmittal in substantially the form attached hereto as Exhibit G (the “Letter of Transmittal”) to each Company Stockholder and Non-Employee Company Equityholder at the address set forth opposite each such Person’s name on the Closing Consideration Spreadsheet.

(b) For each Company Stockholder, after receipt by the Paying Agent from such Company Stockholder of (x) a Letter of Transmittal (with respect to such Company Stockholder’s shares of Company Capital Stock) and (y) any other documents that the Paying Agent may reasonably and customarily require in connection therewith (the documents described in the foregoing clauses (x) and (y), collectively, the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto, Parent shall cause the Paying Agent to promptly pay to such Company Stockholder, in exchange therefore, the aggregate consideration payable in respect of such Company Stockholder’s Company Capital Stock pursuant to Section 1.5(b) (less (A) the cash amounts to be withheld and deposited in the Escrow Fund on such holder’s behalf pursuant to Section 1.6(a) and (B) the cash amounts to be deposited with the Securityholders’ Representative on such holder’s behalf pursuant to Section 11.1(e)).

(c) For each Non-Employee Company Equityholder, after receipt by the Paying Agent from such Non-Employee Company Equityholder of the Exchange Documents, duly completed and validly executed in accordance with the instructions thereto, Parent shall cause the Paying Agent to pay to such Non-Employee Company Equityholder, in exchange therefore, the aggregate consideration payable in respect of that Non-Employee Company Equityholder’s Company Equity Awards pursuant to Section 1.5(c)(i) and Section 1.5(d)(i) (less (A) the cash amounts to be withheld and deposited in the Escrow Fund on such holder’s behalf pursuant to Section 1.6(a) and (B) the cash amounts to be deposited with the Securityholders’ Representative on such holder’s behalf pursuant to Section 11.1(e)).

(d) Transfers of Ownership. If any cash amounts are to be disbursed pursuant to Section 1.5(b) to a Person other than the Person whose name is reflected on the Closing Consideration Spreadsheet, it will be a condition of the issuance or delivery thereof that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of such cash to a Person in any name other than that of the registered holder of the shares of Company Capital Stock, or established to the reasonable satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(e) No Further Ownership Rights in Company Capital Stock. The cash amounts paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms of this Agreement shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time.

(f) No Liability. Notwithstanding anything to the contrary in this Section 2.4, none of Parent, the Paying Agent, the Surviving Corporation, nor any other party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement. Any portion of the Adjusted Transaction Value and Milestone Payments that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Legal Requirement shall, to the extent permitted by applicable Legal Requirement, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Article III

REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES

Except as specifically set forth in the Disclosure Schedule prepared by the Company in accordance with Section 11.19 and delivered to Parent prior to the execution and delivery of this Agreement, the Company represents and warrants, to and for the benefit of the Indemnitees as follows:

3.1 Organizational Matters.

(a) Organization, Standing and Power to Conduct Business. The Company: (i) has been duly organized, and is validly existing and in good standing (or equivalent status), under the Legal Requirements of the jurisdiction of its organization; (ii) has the requisite power and authority to own, lease, distribute and operate its properties and to carry on its business as now being conducted and as currently proposed by such the Company to be conducted; and (iii) is duly qualified, licensed or admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such qualification, license or admission necessary except where the failure to be so qualified, licensed or admitted would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 3.1(a) of the Disclosure Schedule accurately sets forth each jurisdiction where the Company is qualified, licensed or admitted to do business.

(b) Charter Documents.

(i) The Company has Made Available to Parent true, correct and complete copies of the Charter Documents of each Acquired Company, as amended to date, each in full force and effect as of the date of this Agreement.

(ii) No Acquired Company is in violation of any of the provisions of the Charter Documents of any Acquired Company or the Securityholders’ Agreement, except for any such violation which would not reasonably be expected to be material to the Acquired Companies (taken as a whole).

(c) Directors and Officers. Section 3.1(c) of the Disclosure Schedule sets forth a true, correct and complete list of, as of the date of this Agreement: (i) the names of the members of the board of directors (or similar body) of each Acquired Company; (ii) the names of the members of each committee of the board of directors (or similar body) of each Acquired Company; and (iii) the names and titles of the officers of each Acquired Company.

(d) Subsidiaries.

(i) Each of the Company’s Subsidiaries: (i) has been duly organized, and is validly existing and in good standing (or equivalent status), under the Legal Requirements of the jurisdiction of its organization; (ii) has the requisite power and authority to own, lease, distribute and operate its properties and to carry on its business as now being conducted and as currently proposed by such Subsidiary to be conducted; and (iii) is duly qualified, licensed or admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such qualification, license or admission necessary except where the failure to be so qualified, licensed or admitted would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 3.1(d)(i) of the Disclosure Schedule accurately sets forth each jurisdiction where each of the Company’s Subsidiaries is qualified or licensed to do business.

(ii) Section 3.1(d)(ii) of the Disclosure Schedule sets forth a true, correct and accurate list identifying each Entity in which any Acquired Company owns, holds or has any right to acquire any share capital or other equity, voting, financial, beneficial or ownership interest, the jurisdiction of organization of such Entity, and the classification of such Entity for U.S. federal income Tax purposes (e.g., as a corporation, partnership or disregarded entity) for all periods since such Entity’s formation. Other than the Equity Interests identified in Section 3.1(d) of the Disclosure Schedule, none of the Acquired Companies has ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity, voting, financial, beneficial or ownership interest in, any Entity. None of the Acquired Companies has agreed or is obligated to make any future investment in, or capital contribution to, any Entity. None of the Acquired Companies has guaranteed or is responsible or liable for any obligation of any other Entity.

(e) Predecessors. There are no Entities that have been merged into or consolidated with or that otherwise are predecessors to any Acquired Company.

(f) Powers of Attorney. As of the date of this Agreement, there are no outstanding powers of attorney executed by or on behalf of any Acquired Company (except for any power of attorney executed on behalf of a Subsidiary of the Company in favor of the Company).

(g) Bankruptcy. No formal request has been made for any Acquired Company’s annulment or its dissolution and no Acquired Company is in bankruptcy or subject to any Insolvency Related Procedure.

3.2 Capital Structure.

(a) Share Capital.

(i) The authorized capital stock of the Company consists of 29,000,000 Company Common Shares.

(ii) As of the date of this Agreement: (A) there are 14,336,045 Company Common Shares issued and outstanding; and (B) the Company has no other issued or outstanding shares of Company Capital Stock. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable and, other than as set forth in the Company Charter, are not subject to any preemptive rights. Other than as set forth in Section 3.2(a)(ii) of the Disclosure Schedule, no shares of Company Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws).

(iii) No shares of Company Capital Stock are deferred shares or are held as treasury shares or are owned by the Company or any other Acquired Company. The Company has never declared or paid any dividends on any shares of Company Capital Stock, and there are no accrued dividends remaining unpaid with respect to any shares of Company Capital Stock.

(iv) Section 3.2(a)(iv) of the Disclosure Schedule sets forth an accurate and complete list as of the date hereof of the holders of all the issued and outstanding shares of Company Capital Stock and the number of shares of Company Capital Stock owned of record by each such holder.

(v) Section 3.2(a)(v) of the Disclosure Schedule sets forth an accurate and complete list as of the date hereof of the holders of outstanding share capital and other Equity Interests of each Acquired Company (other than the Company) and the class, series and number of such shares owned of record by each such holder.

(b) Company Equity Awards. As of the date of this Agreement, the Company has reserved 1,978,762 Company Common Shares for issuance under the Company’s Stock Plan, as to which Company Options to purchase an aggregate of 597,953 Company Common Shares and Company RSUs with respect to 352,950 Company Common Shares are outstanding and an aggregate of 384,241 Company Common Shares remain available for future grants. Section 3.2(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Equity Award that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Equity Award; (ii) the country of residence of the holder of such Company Equity Award; (iii) the total number of Company Common Shares that are subject to such Company Equity Award; (iv) the date on which such Company Equity Award was granted and the term of such Company Equity Award, if any; (v) the vesting schedule for such Company Equity Award; (vi) the exercise price per Company Common Share purchasable under such Company Equity Award, if any; (vii) the Stock Plan under which such Company Equity Award was granted; and (viii) whether, with respect to any Company Option, such Company Option is an “incentive stock option” as defined in Section 422 of the Code. No Company Option is subject to Section 409A of the Code. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”). Each grant of a Company Equity Award has been authorized by all necessary corporate action, including, as applicable, approval by the board of directors of the Company or similar body (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents. No Company Option is an Underwater Option. Each award agreement governing the grant of a Company Option was duly executed and delivered by each party thereto and is in full force and effect. Each grant of a Company Option was made under a Stock Plan and otherwise in accordance with the terms of the Stock Plan pursuant to which such Company Option was granted and all applicable Legal Requirements in all material respects. The per-share exercise price of each Company Option granted to a U.S. Taxpayer was equal to or greater than the fair market value of a Company Common Share on the applicable Grant Date, as determined in accordance with Section 409A of the Code. All Company Options with respect to Company Common Shares that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee of, or a consultant to, any of the Acquired Companies. Each exercise of a Company Option complied with the terms of the Stock Plan pursuant to which such Company Option was granted, all Contracts applicable to such Company Option and all Legal Requirements. The Company has Made Available to Parent accurate and complete copies of each Stock Plan and each form of agreement used thereunder. From and after the Closing, no individual who held a Company Option at any time prior to the Closing will have any rights with respect to such Company Option other than for the payment of amounts provided hereunder in respect of such Company Option. The treatment of the Company Options in accordance with Section 1.5(c) is permitted under the Stock Plan and all Contracts applicable to such Company Options and all applicable Legal Requirements.

(c) Company Warrants. As of the date of this Agreement, there are no Outstanding Warrants. As of the Closing, no former holder of a Company Warrant will have any rights with respect to such Company Warrant other than the right to receive cash in respect of Company Common Shares received in connection with the exercise of such Company Warrant (if any) as contemplated by Section 1.5(h).

(d) No Other Securities. Except for the Equity Interests identified on Section 3.2(a)(iv) and Section 3.2(a)(v) of the Disclosure Schedule and the Company Options and Company RSUs identified on Section 3.2(b) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant or right (whether or not currently exercisable) with respect to any share of share capital or any other security of any Acquired Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any share of share capital (or cash or other property based on the value of such share) or any other security of any Acquired Company, including any Outstanding Warrants; (iii) Contract pursuant to which any Acquired Company is or may become obligated to sell, grant, deliver or otherwise issue any share of share capital or any other security, including any promise or commitment to grant or issue any security of any Acquired Company to an employee of, or other provider of services to, any Acquired Company; or (iv) Contract pursuant to which any Acquired Company is or may become obligated to issue, distribute or otherwise deliver to any holder of any share of Company Capital Stock any evidence of Indebtedness or asset of any Acquired Company. Except for the Equity Interests identified on Section 3.2(a)(iv) and Section 3.2(a)(v) of the Disclosure Schedule and the Company Options and Company RSUs identified on Section 3.2(b) of the Disclosure Schedule, there is no condition or circumstance that would reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person owns, or is entitled to acquire or receive, any share of capital or other security of any Acquired Company. There are no physical certificates representing any shares of Company Capital Stock or Company Options.

(e) No Agreements. Other than the Charter Documents, the Transaction Documents, the Securityholders’ Agreement and Contracts relating to any Company Equity Awards, there is no Contract between any Acquired Company and any holder of securities of any Acquired Company, or between or among any holders of securities of any Acquired Company, relating to the issuance, acquisition (including any acquisition pursuant to any buy-sell agreement or any right of first refusal or preemptive right), disposition, registration under the Securities Act, or voting of any securities of any Acquired Company. Section 3.2(e) of the Disclosure Schedule accurately identifies each Company Contract relating to any securities of any Acquired Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(f) Compliance with Laws. All shares, options and other securities that have ever been issued or granted by any Acquired Company have been issued and granted in material compliance with: (i) all applicable securities laws and all other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts (including the Securityholders’ Agreement, any Stock Plan, any Contract relating to any Company Equity Award and any Contract relating to any Company Warrant) and in all applicable Charter Documents, except in each of the foregoing clauses (i) and (ii), where the failure to so comply would not reasonably be expected to be material to the Acquired Companies (taken as a whole). No share or any other security issued by any Acquired Company was issued in violation of any preemptive right or other right to subscribe for or purchase any security of any Acquired Company.

(g) Repurchased Shares. The Company has never repurchased, redeemed or otherwise reacquired, and there is no pending exercise of a right by the Company to repurchase, redeem or otherwise reacquire, any shares in its share capital or other securities.

(h) Subsidiary Shares. All of the share capital of, and other equity, voting, beneficial or ownership interests in, each Acquired Company (other than the Company) are owned by another Acquired Company free and clear of any Liens. No Acquired Company has the right to vote on or approve any of the Contemplated Transactions. None of the share capital of, and no other equity, voting, beneficial, financial or ownership interest in, any Acquired Company is subject to any voting trust agreement or any other Contract relating to the voting, dividend rights or disposition of any share capital of, or any other equity, voting, beneficial, financial or ownership interest in, any Acquired Company.

(i) Consideration. No Person will be entitled to receive any payment or consideration from Parent or any Acquired Company as a result of or in connection with any of the Contemplated Transactions based on arrangements made by or on behalf of any Acquired Company prior to the Effective Time, other than (i) each Indemnitor, specifically as set forth on the Closing Consideration Spreadsheet; and (ii) the other recipients of payments specifically set forth on the Closing Consideration Spreadsheet.

3.3 Authority and Due Execution.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and each other Company Transaction Document and to consummate the Merger and other Contemplated Transactions. The execution, delivery and performance of this Agreement and the other Company Transaction Documents by the Company, and the consummation of the Merger and other Contemplated Transactions, have been duly authorized by all necessary corporate action on the part of the Company and its board of directors, and no other corporate proceedings on the part of the Company or any other Acquired Company are necessary to authorize the execution, delivery or performance of this Agreement or any of the other Company Transaction Documents by the Company or to consummate the Merger or any of the other Contemplated Transactions. The Required Company Stockholder Approval is the only vote, approval or consent of the holders of any class or series of securities of any Acquired Company that is necessary to adopt this Agreement and the other Company Transaction Documents to which any Acquired Company is a party. As of the date hereof, the Company is not aware of any fact, circumstance or condition that could reasonably be expected to prevent the Company from delivering the Initial Written Consent to Parent in accordance with Section 6.4(d).

(b) Due Execution. This Agreement has been, and each other Company Transaction Document has been or will be, duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(c) There is no “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation applicable to this Agreement or the Merger, and any anti-takeover provision in the Charter Documents shall not be applicable to Parent or any of the Acquired Companies or to the execution, delivery or performance of the transactions contemplated by this Agreement, including the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.4 Non-Contravention and Consents.

(a) Non-Contravention. The execution and delivery of this Agreement and the other Transaction Documents do not, and the consummation of the Merger or the other Contemplated Transactions and the performance of this Agreement and the other Transaction Documents will not: (i) conflict with or violate any of the Charter Documents of any Acquired Company or any resolution adopted by the shareholders (or holders of other equity securities), the board of directors or any committee of the board of directors or similar governing body of any of the Acquired Companies; (ii) materially conflict with or violate any applicable Legal Requirement to which any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies is subject; (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the rights of any Acquired Company or materially alter the rights or obligations of any Person under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets of any Acquired Company pursuant to, any Company Contract (other than a Permitted Lien); or (iv) materially contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Permit that is held by any of the Acquired Companies or that otherwise relates to any Acquired Company’s business or to any of the assets owned or used by any Acquired Company, except in each of the foregoing clauses (ii) through (iv), as would not reasonably be expected to be material to the Acquired Companies (taken as a whole).

(b) Contractual Consents. No Consent under any Material Contract is required to be obtained from any Person in connection with the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of any of the Contemplated Transactions.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained, and no filing is required to be made with any Governmental Entity, by any Acquired Company in connection with the execution, delivery or performance of this Agreement or any other Transaction Document, or the consummation of any of the Contemplated Transactions other than (a) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities Legal Requirements; (b) such filings and notifications as may be required to be made by the Company and its Subsidiaries in connection with the Contemplated Transactions under applicable Antitrust Laws and Foreign Investment Laws, the expiration or early termination of applicable waiting periods under the HSR Act and the expiration or termination of waiting periods or the receipt of approvals or consents required under other applicable Antitrust Laws and Foreign Investment Laws; (c) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required by the New Jersey Department of Environmental Protection’s Bureau of Environmental Radiation in connection with radioactive materials licenses held by the Acquired Companies; and (d) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required by any state board of pharmacy Legal Requirements.

3.5 Financial Statements.

(a) Financial Statements.

(i) The Company has Made Available to Parent the following true, correct and complete copies of the financial statements: (A) audited consolidated financial statements (consisting of consolidated balance sheets, consolidated statement of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity) of the Company as of and for the fiscal year ended December 31, 2023, and (B) unaudited consolidated financial statements (consisting of consolidated balance sheets, consolidated statement of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity) for the fiscal year ended December 31, 2022 and the nine (9)-month period ended September 30, 2024 (the balance sheet as of September 30, 2024, the “Latest Balance Sheet”). The financial statements referred to in the first sentence of this Section 3.5(a)(i) are referred to collectively as the “Financial Statements.”

(ii) The Financial Statements (i) are derived from and in accordance with the Books and Records of the Company and its Subsidiaries, (ii) complied as to form, in all material respects, with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present, in all material respects, the consolidated financial condition of the Company and its consolidated Subsidiaries at the dates therein indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and its consolidated Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or shall be material in amount to the Acquired Companies (taken as a whole)), and (iv) were prepared in accordance with GAAP with the exclusion of notes for interim and non-audit periods, applied on a consistent basis throughout the periods indicated. The Pre-Closing Financial Statements will be prepared in accordance with the Accounting Principles and will fairly and accurately present, in all material respects, the consolidated financial position, results of operations and cash flows of the Acquired Companies as of the dates, and for the periods, indicated therein.

(b) Internal Controls. Each Acquired Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances: (i) that transactions, receipts and expenditures are executed in accordance with appropriate authorizations of management and the Company Board; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain asset accountability; (iii) that access to assets is permitted only in accordance with management’s general or specific authorization; (iv) regarding prevention of or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Companies; and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no significant deficiencies or material weaknesses in the design or operation of any Acquired Company’s internal control over financial reporting that would reasonably be expected to adversely affect such Acquired Company’s ability to record, process, summarize or report financial information to such Acquired Company’s management and board of directors. There is not, and there has not been, any fraud involving the Acquired Companies, whether or not material, committed by any of the Acquired Companies’, current or former, director, member of management, consultant or any other employee, including those who have or have had a significant role in any Acquired Company’s internal controls. Neither the Acquired Companies nor, to the Company’s Knowledge, any Representative of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or their internal accounting controls or any material inaccuracy in the Acquired Companies’ financial statements. No attorney representing any Acquired Company has reported to the Company Board or any committee thereof or to any director or officer of any Acquired Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by such Acquired Company or its Representatives. Except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), each Acquired Company’s internal controls over financial reporting have been, and are effective, with regular and periodic testing. There has been no material change in the Acquired Company’s accounting policies since January 1, 2023, except as may be described in the Financial Statements.

(c) Accounts Receivable. All of the accounts receivable of the Acquired Companies reflected in the Latest Balance Sheet arose in the Ordinary Course of Business, are carried on the records of the Acquired Companies at values determined in accordance with GAAP, are bona fide and collectible in full and are not contingent on any future deliverables. No Person has any Liens (other than Permitted Liens) on any of such accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of such accounts receivable except as fully and adequately reflected in reserves for doubtful accounts set forth in the Latest Balance Sheet.

(d) Insider Receivables. Section 3.5(c) of the Disclosure Schedule provides an accurate and complete breakdown of all amounts owed (including any Indebtedness) to any Acquired Company by any Company Associate or any Company Securityholder (any such amount owed to any Acquired Company, an “Insider Receivable”).

(e) Certain Accounting Practices. Other than as identified in the footnotes to the Financial Statements, no Acquired Company has changed its accounting policies or practices in any material respect since January 1, 2023.

3.6 No Liabilities; Indebtedness.

(a) Absence of Liabilities. No Acquired Company has any Liability of any nature, whether accrued, absolute, contingent, matured, unmatured or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP whether due or to become due and whether or not determinable), other than: (i) Liabilities identified in the Latest Balance Sheet; (ii) Liabilities incurred subsequent to the date of the Latest Balance Sheet in the Ordinary Course of Business; (iii) obligations that (A) exist under Company Contracts, (B) are expressly set forth in and identifiable by reference to the text of such Company Contracts (other than the payment of liquidated damages or arising as a result of a default or breach thereof) and (C) are not required to be identified as liabilities in a balance sheet prepared in accordance with GAAP; (iv) commitments that (A) were incurred in the Ordinary Course of Business and (B) are described in Section 3.6(a) of the Disclosure Schedule; (v) any unpaid Company Transaction Expenses taken into account in calculating the Final Adjustment Amount; or (vi) any Company Indebtedness taken into account in calculating the Final Adjustment Amount. The Liabilities and obligations referred to in clauses (ii) and (iii) of the preceding sentence are not material, individually or in the aggregate, to the financial position, results of operations or cash flows of the Acquired Companies (taken as a whole). None of the Acquired Companies is or has ever been a party to any “off balance sheet arrangement.”

(b) Indebtedness. Section 3.6(b) of the Disclosure Schedule sets forth an accurate and complete list of all Company Indebtedness as of the date of this Agreement, identifying the name of the creditor or creditors to which such Indebtedness is owed, the type of instrument under which such Indebtedness is evidenced or the agreement under which such Indebtedness was incurred and the aggregate principal amount of such Indebtedness as of the close of business on the date of this Agreement. No Company Indebtedness contains any restriction upon: (i) the prepayment of any of such Indebtedness; (ii) the incurrence of any other Indebtedness by any Acquired Company; or (iii) the ability of any Acquired Company to grant any Lien on any of its assets. No Acquired Company is in default with respect to any Company Indebtedness and no payment with respect to any Company Indebtedness is past due. No Acquired Company has received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Company Indebtedness. Neither the consummation of any of the Contemplated Transactions nor the execution, delivery or performance of any Transaction Document will, or would reasonably be expected to, cause or result in a default, breach or acceleration, automatic or otherwise, of any condition, covenant or other term of any Company Indebtedness. No Acquired Company has guaranteed or otherwise become liable for any Indebtedness of any other Person (other than another Acquired Company). No Company Indebtedness (i) grants to its holder the right to vote on any matters on which any holder of Company Securities may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from share capital of the Acquired Companies, issues or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(c) Director and Officer Indemnification. No event has occurred that has resulted in, or that will or would reasonably be expected to result in, any claim for indemnification, reimbursement or contribution by, or the advancement of any Expense to, any Company Associate (other than a claim for reimbursement from the Company of immaterial travel expenses in the Ordinary Course of Business or other immaterial out-of-pocket expenses of a routine nature incurred by such Company Associate in the course of performing such Company Associate’s duties for the Company) or any current or former agent of any Acquired Company pursuant to: (i) any term of any of the Charter Documents of any Acquired Company; (ii) any indemnification agreement or other Contract between any Acquired Company and such Company Associate or agent; or (iii) any applicable Legal Requirement.

(d) Claims by Securityholders. No event has occurred that has resulted in, or that will or would reasonably be expected to result in, any Acquired Company incurring any Liability to, or any basis for any claim against any Acquired Company by, any current, former or alleged holder of Company Capital Stock or other securities of any Acquired Company in their capacity as such.

3.7 Litigation. Except for any Legal Proceeding that would not reasonably be expected to be material to the Acquired Companies (taken as a whole), there is no Legal Proceeding pending, or, to the Knowledge of the Company, that has been threatened: (a) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies; (b) that involves any Liability (of any director, officer or other employee or service provider or any other Person) that has been retained or assumed, indemnified against or guaranteed (either contractually or by operation of any Legal Requirement) by any Acquired Company; (c) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions, including a claim that a director, officer or any Company Associate breached a fiduciary duty in connection therewith; (d) that relates to the ownership or alleged ownership of any shares of Company Capital Stock or other securities of any of the Acquired Companies, or any Company Option or other right to acquire share capital or other securities of any of the Acquired Companies; (e) that relates to any right or alleged right to receive any consideration as a result of or in connection with this Agreement, any other Transaction Document or any of the Contemplated Transactions; or (f) that will or would reasonably be expected to result in a change in any allowable use of any Real Property or a modification of any Acquired Company’s right to use any Real Property for any of its current uses after the Closing. No event has occurred, and no claim or dispute exists, that will or would reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding described in the foregoing sentence. No Governmental Entity has at any time challenged or, to the Knowledge of the Company, investigated the legal right of the Acquired Companies to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted. To the Company’s Knowledge, there is no reasonable basis for any Person to assert a claim against any of the Acquired Companies, their respective properties or assets (tangible or intangible) or any of their respective directors, officers or employees (in their capacities as such) based upon: (i) the Company entering into this Agreement, any of the Acquired Companies entering into the Transaction Documents or any of the transactions contemplated hereby or thereby, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company or any of its Subsidiaries regarding its assets, or (iii) any claim that the Company or any of its Subsidiaries has agreed to sell or dispose of any material portion of its assets (other than sales to customers in the Ordinary Course of Business) to any party other than Parent, whether by way of merger, consolidation, sale of assets or otherwise. Section 3.7 of the Disclosure Schedule lists: (i) each pending Legal Proceeding that any Acquired Company has commenced against any other Person; and (ii) each Legal Proceeding that is been pending against any of the Acquired Companies. Notwithstanding anything to the contrary herein, the representations and warranties in this Section 3.7 are not made with respect to infringement of any Patent.

3.8 Taxes.

(a) Taxes. All income and other material Tax Returns required to be filed by or with respect to the Acquired Companies have been duly and timely filed (taking into account any validly obtained extensions of time within which to file) with the appropriate Taxing Authority, and all such Tax Returns are true, correct and complete in all material respects. All income or other material Taxes (whether or not shown on a Tax Return) owed by any of the Acquired Companies have been timely paid to the appropriate Taxing Authority, and to the extent any such Taxes are accrued, but not yet due and payable, appropriate reserves have been maintained in accordance with GAAP on the Financial Statements. None of the Acquired Companies has incurred any income or other material Taxes since the date of the Latest Balance Sheet other than in the Ordinary Course of Business. Each Acquired Company has timely paid or withheld with respect to its employees, lenders, contractors, holders of any Equity Interests and other third parties all material Taxes required to be paid or withheld with respect to such Persons and has timely paid over any withheld amounts to the appropriate Taxing Authority. Each Acquired Company has complied in all material respects with all applicable Legal Requirements relating to information reporting and other similar Tax filing requirements. Each Acquired Company has properly collected and remitted to the applicable state Taxing Authority all material applicable sales and use, value added, goods and services and similar Taxes. There are no Liens for Taxes on any of the assets of any of the Acquired Companies other than Liens for Taxes not yet due and payable.

(b) The Company has Made Available to Parent copies of all Tax audit or examination reports, statements of material deficiencies assessed against or agreed to by any Acquired Company, Tax opinions or other legal memoranda with respect to Tax positions of any Acquired Company, and letter rulings or similar documents received by any Acquired Company from any Taxing Authority, in each case during the last three (3) years. Notwithstanding anything to the contrary contained in this Agreement, except in the case of any Willful Breach, any inaccuracy in or breach of this Section 3.8(b) shall not form the basis of a claim for indemnification pursuant to Article X.

(c) Claims; Proceedings. There is no written claim against any Acquired Company for any income or other material Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any income or other material Tax Return of the Acquired Companies. No Tax audit, enquiry, examination or administrative or judicial proceeding is being conducted (or, to the Knowledge of the Company, is pending), or has been threatened in writing with respect to any of the Acquired Companies. Within the past five (5) years, no written claim has been made by a Taxing Authority in a jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation in that jurisdiction or required to file Tax Returns in that jurisdiction.

(d) Extensions. There is not in force any extension of time (other than valid automatic extensions obtained in the Ordinary Course of Business) with respect to the due date for the filing of any Tax Return of or with respect to any of the Acquired Companies or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Acquired Companies.

(e) Tax Sharing. No Acquired Company is a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement (other than an agreement solely between or among the Acquired Companies or an agreement not primarily related to Taxes).

(f) Investments, Etc. No Acquired Company (i) is or owns an interest (directly or indirectly) in an Entity or arrangement that would be properly classified as a partnership for U.S. federal or state Tax purposes, (ii) is a United States shareholder (as defined in Section 951(b) of the Code) in a controlled foreign corporation (as defined in Section 957 of the Code), (iii) owns a material interest in a passive foreign investment company (as defined in Section 1297 of the Code) or (iv) owns an interest in any other Entity (other than an Acquired Company that is disregarded as separate from the Company for U.S. federal income Tax purposes) the income of which is required to be included in the income of any Acquired Company. No Acquired Company has made an election under Section 965(h) of the Code.

(g) Income. No Acquired Company (or, solely with respect to clause (v) of this Section 3.8(g), Parent or its Affiliates as a result of Parent’s acquisition of the Company) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of any state, local or non-U.S. Legal Requirement); (ii) intercompany transaction or excess loss account, in each case described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Legal Requirement), consummated prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received on or prior to the Closing Date; or (v) Sections 951, 951A or 965 of the Code or any comparable provision of any state, local or non-U.S. Tax Legal Requirement with respect to income received or realized in a Pre-Closing Tax Period or pre-Closing portion of a Straddle Period.

(h) Group Liability. No Acquired Company has any Liability for any Tax of any other Person (other than another Acquired Company) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of any state, local or non-U.S. Legal Requirement), as a transferee or successor, by Contract or otherwise. No Acquired Company is, and no Acquired Company has ever been, a member of an affiliated, consolidated, combined, unitary or similar group filing for Tax purposes, other than a group the common parent of which is the Company.

(i) Tax Agreements. No Acquired Company has (i) entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Legal Requirement) or (ii) requested or received a private letter ruling, technical advice or any other similar memorandum relating to Taxes for which any of the Acquired Companies may be liable. None of the Acquired Companies is or has been subject to or has benefited from any Tax exemption, grant, relief, subsidy, holiday or other Tax reduction agreement, incentive or Order or other special Tax regime, in each case other than those with general applicability.

(j) Reportable Transactions. No Acquired Company has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b). Each Acquired Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of any state, local or non-U.S. Legal Requirement).

(k) Tax Residence. None of the Acquired Companies has ever (i) been treated for any Tax purpose as resident in a country other than its country of incorporation; or (ii) had any trade or business, branch, agency, or permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country of its incorporation and is not considered to be a branch, agency, or permanent establishment of an entity resident in a country other than the country of its incorporation.

(l) Distributions. During the two (2)-year period ending on the date hereof, no Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code or analogous provision of any state, local or non-U.S. Legal Requirement).

(m) Powers of Attorney. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes of any Acquired Company that would have continuing effect after the Closing.

(n) Property Tax. None of the Acquired Companies owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an Entity that owns an interest in real property as a transfer of the interest in real property.

(o) FIRPTA. The Company is not, nor has been, during the period set forth in Section 897(c)(1)(A)(ii) of the Code a “United States real property holding corporation” within the meaning of Section 897 of the Code or elected to be treated as a U.S. corporation under Section 897(i) of the Code.

(p) Covered Securities. No Company Common Share is a “covered security” within the meaning of Section 6045(g) of the Code.

(q) CARES Act. No Acquired Company has benefited from any relief provisions related to COVID-19 for Tax purposes, whether federal, state, local or non-U.S., including the CARES Act and the regulations promulgated in connection therewith or any analogous provision of any state, local or non-U.S. Legal Requirement.

(r) Notwithstanding anything contained in this Agreement to the contrary, the representations and warranties made in Section 3.1(d), this Section 3.8 and Section 3.15 are the sole and exclusive representations and warranties of the Acquired Companies with respect to Taxes and no other representation or warranty of the Acquired Companies contained herein shall be construed to relate to Taxes (including their compliance with any Legal Requirement). For the avoidance of doubt, no representation is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset, except to the extent the absence thereof results in Pre-Closing Taxes.

3.9 Title to Properties; Sufficiency and Condition of Assets.

(a) Personal Property. Each Acquired Company has good, valid and marketable title to, or a valid leasehold interest in, all Company Personal Property. The Company Personal Property constitutes all personal property necessary or useful to conduct each of the businesses of the Acquired Companies as they are currently conducted and as they are currently planned by the Acquired Companies to be conducted. None of the Company Personal Property is owned by any other Person without a valid and enforceable right of the Acquired Companies to use and possess such Company Personal Property, which right will remain valid and enforceable following the Closing. None of the Company Personal Property is subject to any Lien, other than Permitted Liens. Except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), all Company Personal Property: (i) is in good operating condition and repair (ordinary wear and tear excepted) and is adequate for the conduct of each of the businesses of the Acquired Companies as they are currently conducted and as they are currently planned by the Acquired Companies to be conducted; (ii) is available for immediate use in the operation of each of the businesses of the Acquired Companies as they are currently conducted; and (iii) permits each Acquired Company to operate in accordance with applicable Legal Requirements.

(b) Customer Information. The Acquired Companies collectively have sole and exclusive ownership, free and clear of any Liens, or have the valid right to use, unrestricted by any Contract or Legal Requirement, all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to current and former customers of the Acquired Companies for which any Acquired Company has retained records. No Person other than an Acquired Company possesses any license, claim or right with respect to the use of any such retained records.

(c) Leased Real Property. Section 3.9(c) of the Disclosure Schedule sets forth: (i) all leases, subleases and occupancy agreements, together with all amendments and modifications thereto, pursuant to which any real property is leased, occupied, operated or used by any of the Acquired Companies (each such lease, sublease or occupancy agreement being referred to as a “Real Property Lease” and any such real property leased, occupied, operated or used by any of the Acquired Companies being referred to as “Leased Real Property”); and (ii) the address of each Leased Real Property. There is no guarantor under any Real Property Lease. The applicable Acquired Company has a valid leasehold, subleasehold or license (as applicable) interest (or the equivalent in any jurisdiction outside of the United States) in each Leased Real Property, free and clear of all Liens other than Permitted Liens. The applicable Acquired Company has the right under the Real Property Leases to occupy, operate and use the applicable Leased Real Property for its current use. True and correct copies of each Real Property Lease as in effect as of the date of this Agreement have been Made Available to Parent. Each Real Property Lease is valid, binding and in full force and effect with respect to the applicable Acquired Company. To the Knowledge of the Company, (i) there is no material default that remains uncured after the expiration of applicable notice and/or cure periods under any Real Property Lease by any Acquired Company or any landlord and (ii) there is not any condition or event which, with notice or lapse of time or both, would constitute a material default under the provisions of any Real Property Lease by any Acquired Company or any landlord. To the Knowledge of the Company, the Company has not received written notice that a party to a Real Property Lease intends to terminate such Real Property Lease prior to the expiration of the current term under such Real Property Lease. The applicable Acquired Company has the right to use all of the Leased Real Property for the full term of each such Real Property Lease (and any renewal options) relating thereto. No Acquired Company has subleased, licensed, assigned, conveyed, transferred, pledged, mortgaged, deeded in trust or otherwise granted to any Person the right to use or occupy any Leased Real Property. None of the Acquired Companies is obligated to sell, acquire, use, lease or otherwise transfer any Leased Real Property (except under the Real Property Leases).

(d) Owned Real Property. Section 3.9(d) of the Disclosure Schedule sets forth the common street address for all real property owned by each of the Acquired Companies (the “Owned Real Property”). The Acquired Companies have good and valid fee simple title in and to the Owned Real Property, free and clear of all Liens, other than Permitted Liens. The Acquired Companies have Made Available to Parent true, complete and correct copies of the deeds and other instruments (as recorded) by which the Acquired Companies acquired the Owned Real Property. None of the Acquired Companies is a party to any Contract granting, or has otherwise granted to, another party any option, right of first refusal or other contractual rights to purchase or lease the Owned Real Property or any portion thereof or interest therein.

(e) The services, assets and properties (other than Intellectual Property Rights) owned, leased and licensed by the Acquired Companies constitute all of the services, assets and properties (other than Intellectual Property Rights) that are used in or necessary for the Acquired Companies to conduct, operate and continue the conduct of business as currently conducted in all material respects. The Company Associates constitute all the employees and personnel of Acquired Companies necessary for Parent to conduct the Business as currently conducted in all material respects.

(f) Condition. The Real Property, all material improvements thereon and all building systems and equipment serving the Real Property are in reasonably adequate working condition and repair and adequate for use in the operation of each of the businesses of the Acquired Companies as they are currently conducted at such location. To the Knowledge of the Company, there are no material structural or physical defects in the condition of the Real Property.

(g) Rights of Way; Access; Certain Adverse Events. Except as would not reasonably be expected to have a material impact on the conduct of the business thereat, each parcel of the Owned Real Property has (i) adequate rights of way and access to water, sewer, sanitary and storm drain facilities, community services and public utilities sufficient for the purposes of the operation of the Acquired Companies in the ordinary conduct of each of the businesses as they are currently conducted at such location; and (ii) full access to and from public highways, roads, streets or the like, or valid perpetual easements over private streets, roads or other private property which access is sufficient for the purposes of the operation of the Acquired Companies in the ordinary conduct of each of the businesses as they are currently conducted at such location. To the Knowledge of the Company, there is no pending or threatened appropriation, condemnation or like proceedings related to any Real Property or access thereto. No Acquired Company has received written notice that any Real Property is subject to, nor to the Knowledge of the Company, are there any threatened planned public improvements, annexation, special assessments, zoning or subdivision changes, increases in the tax assessment or other material adverse claims affecting any Owned Real Property. All material permits required for the occupancy and operation of the Owned Real Property as presently being used by the Acquired Companies have been obtained and are in full force and effect in all material respects.

(h) Compliance with Legal Requirements. All buildings, structures, fixtures and other improvements on or comprising the Owned Real Property and the conduct of the business thereat or therewith are in compliance with all applicable Legal Requirements with respect to Owned Real Property, including all federal, state and local laws, zoning, land use and building ordinances and health and safety ordinances and restrictive covenants applicable to the Real Property. None of the Acquired Companies has received written notice from a Governmental Entity regarding any actual violation of, or failure to comply with, any Legal Requirements by any Real Property or by any Acquired Company with respect to any Real Property.

3.10 Bank Accounts. Section 3.10 of the Disclosure Schedule provides the following information with respect to each account or safe deposit box maintained by or for the benefit of each Acquired Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account or safe deposit box is maintained; (b) as to each such bank account: (i) the account number; (ii) the type of account; (iii) the names of all Persons who are authorized to sign checks or other documents with respect to such account and the authorized powers of each such Person; and (iv) the balance held in such account as of a date no less than two (2) Business Days prior to the date hereof; and (c) with respect to each such safe deposit box: (i) the number thereof; and (ii) the names of all Persons having access thereto.

3.11 Intellectual Property and Related Matters.

(a) Scheduled IP.

(i) Section 3.11(a)(i) of the Disclosure Schedule sets forth a list as of the date hereof, of each item of Registered IP that any Acquired Company owns (or purports to own), whether exclusively, jointly with another Person or otherwise or has an exclusive license in any field or territory (“Company Registered IP”), together with the jurisdiction in which such item of Company Registered IP has been registered or filed, the applicable application, registration or serial number, the date and status of such registration or filing and the record owner. To the Company’s Knowledge, each Acquired Company is and at all times has been in compliance with all applicable Legal Requirements with respect to the prosecution of material Company Registered IP. The Company has Made Available to Parent complete and accurate copies (in all material respects) of all documents included in the file history of each patent application included in the Company Registered IP that is owned or purported to be owned by the Acquired Companies, other than any such documents that are publicly available, including via the United States Patent and Trademark Office or any similar Governmental Entity.

(b) Inbound Licenses. Section 3.11(b) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Acquired Company has been granted or otherwise received or acquired (i) any exclusive license under, in or to, or any similar exclusive right, title or interest (whether or not currently exercisable and including a right to receive a license) in any Intellectual Property Rights owned by a third party or (ii) any non-exclusive license under, in or to, or any similar right, title or interest (whether or not currently exercisable and including a right to receive a license) in any Intellectual Property Rights owned by a third party that are material to the Company and its Subsidiaries taken as a whole; in each case other than: (A) agreements between an Acquired Company and its employees, contractors or consultants, material transfer agreements, clinical trial agreements, nondisclosure agreements and services agreements; (B) non-exclusive licenses to third party Software, technology, or Intellectual Property Rights that is licensed to the Acquired Company on generally available, standard commercial terms; (C) Contracts in which the grant of rights to use Intellectual Property Rights is incidental and not material to performance under any such Contract; and (D) licenses for Open Source Code.

(c) Outbound Licenses. Section 3.11(c) of the Disclosure Schedule identifies as of the date hereof each Contract pursuant to which any Person has been granted or otherwise received or acquired (i) any exclusive license under, in or to, or any similar right, title or interest (whether or not currently exercisable and including a right to receive a license) in any Company Owned IP or which otherwise materially limits or restricts the ability of any Acquired Company to assert or enforce any Company Owned IP or (ii) any non-exclusive license under, in or to, or any similar right, title or interest (whether or not currently exercisable and including a right to receive a license) in any Company Owned IP that is material to the Company and its Subsidiaries taken as a whole; in each case, except for non-disclosure agreements, clinical trial agreements, supply agreements, materials transfer agreements, and other Contracts in which the grant of rights to use Company Owned IP is incidental and not material to performance under any such Contract.

(d) Ownership. One or more Acquired Companies are the sole and exclusive legal and beneficial owner of all right, title and interest to and in the Company Registered IP (except for Exclusively Licensed IP identified in Section 3.11(a)(i) of the Disclosure Schedule) and sole and exclusive owner of all other material Company Owned IP, free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing:

(i) Each Company Associate which is involved in creating material Intellectual Property Rights owned or purported to be owned by an Acquired Company has signed a valid and enforceable agreement containing an irrevocable assignment of, or otherwise assigned by operation of law, such Company Associate’s rights to such Intellectual Property Rights. Except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), to the Company’s Knowledge, (A) no Company Associate is in violation of any term of any such agreement and (B) no Company Associate has any obligation to any other Person with respect to such Company Products, or the Company Owned IP;

(ii) Except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), (A) no funding, facilities or resources of any Governmental Entity or any university, college, hospital or other educational institution or government research center were used in the development of any Company Owned IP; (B) no Governmental Entity, university, college or other educational institution or research center has any ownership in or similar rights to any Company Owned IP; and (C) to the Company’s Knowledge, no employee of the Acquired Companies was employed or engaged by, enrolled at or otherwise providing services to any Governmental Entity or any university, college, hospital or other educational institution or government research center during the period that such Company Associate was contributing to, the creation or development of any Company Owned IP;

(iii) No current or former shareholder, officer, director or employee of any Acquired Company has any ownership claim, right (whether or not currently exercisable) or interest in or to any material Company Owned IP;

(iv) Except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), to the Company’s Knowledge, no officer or employee of any Acquired Company is in material breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to the officer’s or employee’s activities as an officer or employee of an Acquired Company;

(v) Each Acquired Company has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material Trade Secrets and other Confidential Information included in the Acquired Company IP and any other material Confidential Information owned by any third Person to whom the Company has a confidentiality obligation, and no such Trade Secret or Confidential Information has been disclosed to any Person in a manner that resulted in the loss of trade secret rights in such information;

(vi) No Acquired Company has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Acquired Company IP to any other Person;

(vii) The Acquired Companies own or otherwise have the right to use, and immediately prior to the Closing the Company and its Subsidiaries will have the right to use, all Intellectual Property Rights used in the conduct the business of each of the Acquired Companies in materially the same way as currently conducted and, except as would not be material to the Company and its Subsidiaries taken as a whole, currently planned by each of the Acquired Companies to be conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights; and

(viii) No Acquired Company is, or since January 1, 2022 was, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Acquired Company to grant or offer to any other Person any license or right to any material Company Owned IP.

(e) Valid and Enforceable. All Company Registered IP is subsisting, and, to the Knowledge of the Company, (excluding applications related thereto) valid and enforceable.

(i) No interference, opposition, cancellation, reissue, reexamination, review or other Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing, in which the ownership, scope, validity or enforceability of any Company Registered IP that is owned or purported to be owned by an Acquired Company or, to the Company’s Knowledge, any other Company Registered IP, is being contested or challenged; and

(ii) No terminal disclaimer has been filed that has had the effect of dedicating to the public, or abandoning any Company Registered IP that is owned or purported to be owned by an Acquired Company, except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries. No act has been done or omitted by the Company that would reasonably be expected to support an allegation of estoppel or laches with respect to any Company Registered IP that is owned or purported to be owned by an Acquired Company.

(f) No Third-Party Infringement of Acquired Company IP. To the Knowledge of the Company, since January 1, 2022, no Person has infringed, misappropriated, made unlawful use of or violated, and no Person is currently infringing, misappropriating, making unlawful use of or violating, any material Acquired Company IP. Section 3.11(f) of the Disclosure Schedule accurately identifies (and the Company has Made Available to Parent a complete and accurate copy of) each written letter or other written communication or correspondence that has been sent by or to any Acquired Company since January 1, 2023, alleging any actual or suspected infringement, misappropriation, misuse or other violation of any Acquired Company IP.

(g) No Infringement of Third-Party IP Rights. Since January 1, 2022, no Acquired Company has infringed, misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person in any material respect. Without limiting the generality of the foregoing:

(i) to the Knowledge of the Company as of the date hereof, neither the current or the future (as contemplated as of the date hereof) operation of the business of the Acquired Companies (including the development, marketing, sale, distribution, and use of the Company Products), nor the current use by the Acquired Companies of the Company Owned IP, or, to the Company’s Knowledge, any Exclusively Licensed IP, infringes, violates, misappropriates or makes unlawful use of, nor will infringe, violate, misappropriate, or make unlawful use of, in any material respect, any (1) in the case of future operations of the business, valid and enforceable issued (as of the date hereof) Patents of any other third party, and (2) with respect to all other activities described in this clause (i), Intellectual Property Rights of any other third party;

(ii) as of the date hereof, (A) no Legal Proceeding alleging infringement, misappropriation or other violation of Intellectual Property Rights is pending or, to the Knowledge of the Company, threatened in writing, against any Acquired Company or (B) to the Knowledge of the Company, against any other Person who has notified an Acquired Company in writing of its right to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding; and

(iii) since January 1, 2022, no Acquired Company has received any written notice or other communication (in writing or, to the Knowledge of the Company, otherwise): (A) regarding any actual, alleged or suspected infringement, misappropriation, violation or unlawful use by any Acquired Company of any Intellectual Property Right of another Person; (B) challenging the right of any Acquired Company to use any Intellectual Property Right that is owned by any other Person; or (C) challenging the ownership rights of any Acquired Company in any Intellectual Property Rights or asserting any opposition, invalidity, termination, abandonment or unenforceability of any Acquired Company IP.

(h) Privacy.

(i) Each of the Acquired Companies is and has been since January 1, 2022, in compliance in all material respects with all (A) applicable Information Privacy and Security Laws, (B) applicable Acquired Company Privacy Policies, and (C) the terms and conditions of all Contracts of the Acquired Company to the extent relating to the Processing of Personal Data (collectively, (A) through (C) are the “Privacy Requirements”).

(ii) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), each Acquired Company has contractually obligated all third parties that have access to Personal Data in the possession or control of such Acquired Company or to Acquired Company Systems to (A) comply with applicable Information Privacy and Security Laws where such Acquired Company is required to do so pursuant to applicable Information Privacy and Security Laws; and (B) takes commercially reasonable steps to protect and secure Sensitive Data from Security Incidents. To the Knowledge of the Company, no third parties with any such access to Personal Data or Acquired Company Systems have materially failed to comply with any such obligations.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), each Acquired Company has materially sufficient rights and authority under Privacy Requirements, to Process and permit the Processing of Personal Data for the business of such Acquired Company as currently conducted.

(iv) No Acquired Company has been a party to, or received any written notice of or written audit request relating to, any material Legal Proceeding relating to the Processing of Personal Data, the security of Acquired Company Systems, any actual or alleged non-compliance with any Privacy Requirement or any Security Incident. No Person has alleged in writing that any Acquired Company has failed to comply with any Privacy Requirement.

(v) None of the execution, delivery or performance of this Agreement or any of the other Transaction Documents, the consummation of the Contemplated Transactions or any Acquired Company’s provision to Parent (or any of its designated Affiliates) of any Personal Data, in each case, by the Acquired Companies, in connection with the transactions contemplated by this Agreement will result in any material violation of any Privacy Requirement applicable to the Acquired Companies, disregarding any Privacy Requirements applicable by virtue of ownership by Parent or its Affiliates of the Acquired Companies.

(vi) No Acquired Company creates, receives, transmits, stores or otherwise Processes Personal Data, or has ever acted, as a “business associate” or “covered entity” as such terms are defined under HIPAA.

(i) Systems and Data; Security.

(i) The Acquired Company Systems are in good working condition and are sufficient in all material respects as is necessary for the businesses of the Acquired Companies as currently conducted. Since January 1, 2022, no Acquired Company has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any Acquired Company System. Each Acquired Company has implemented commercially reasonable business continuity and disaster recovery plans with respect to Acquired Company Systems and Sensitive Data.

(ii) Each Acquired Company maintains commercially reasonable administrative, technical and physical safeguards designed to protect the security, confidentiality, and integrity of all Acquired Company Systems and all Sensitive Data contained therein.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), no Acquired Company, and to the Knowledge of the Company, no third-party Processing Sensitive Data for or on behalf of any Acquired Company has experienced a Security Incident. No Acquired Company has been required under any Privacy Requirement to notify any Person, Governmental Entity, or other third party of a Security Incident.

3.12 Government Contracting. No Acquired Company is a party to or otherwise bound by a Contract that would constitute a Government Contract. No Acquired Company has any obligation under any Contract that would constitute a Government Contract.

3.13 Compliance with Laws; Permits.

(a) Compliance. Each of the Acquired Companies is and has been since January 1, 2022, in compliance in all material respects with all Legal Requirements, including Healthcare Laws, and Orders applicable to such Person and any of such Person’s business, properties or assets. No material investigation, allegation, inquiry or review by any Governmental Entity is pending or, to the Knowledge of the Company, since January 1, 2022, has been threatened against or with respect to any Acquired Company. Since January 1, 2022, no event has occurred, and no condition or circumstances exist, that constitutes or resulted in a violation by any of the Acquired Companies of, or constitute a failure on the part of any of the Acquired Companies to comply with, any applicable Legal Requirement, other than any violation or failure which would not reasonably be expected, individually or in the aggregate to be material to the Acquired Companies (taken as a whole). None of the Acquired Companies has received any written notice or other written communication (or to the Company’s Knowledge, any oral communication) from any Person regarding any actual or possible material violation of, or material failure to comply with, any applicable Legal Requirement. Furthermore, neither the Company nor any Acquired Company is currently subject to any ongoing claims, dispute, investigation, audit, or corrective action plan with any Major Customer or third party payor. Notwithstanding anything to the contrary herein, the representations and warranties in this Section 3.13(a) are not made with respect to infringement of any Patent.

(b) Orders. Neither the Company nor, to the Knowledge of the Company, any Company Associate, is subject to any Order that prohibits the Company or any Company Associate from engaging in or continuing any conduct, activity or practice relating to any Acquired Company’s business. Since January 1, 2022, neither the Company, any Acquired Company, any of their respective directors, officers, or employees, or to the Knowledge of the Company, any agents, contractors or suppliers has been debarred under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. § 335a(a) and (b) or any similar Legal Requirement, or excluded from participation in United States federal health care programs (under the provisions of 42 U.S.C. § 1320a-7 or any similar Legal Requirement). Since January 1, 2022, neither the Company, any Acquired Company, any of their respective directors, officers, or employees, or to the Knowledge of the Company, any agent, contractor, or supplier acting on behalf of, or providing products or services to, the Company or any Acquired Company has engaged in conduct that would reasonably be expected to result in being (a) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. § 335a(a) and (b) or any similar Legal Requirement), (b) excluded from participation in United States federal health care programs (under the provisions of 42 U.S.C. § 1320a-7 or any similar Legal Requirement), (c) convicted of a crime for which a Person can be debarred or excluded, (d) threatened to be debarred or excluded, (e) prohibited from participating in any procurement program of or otherwise contracting with any Governmental Entity or (f) subject to any equivalent sanction described in this Section 3.13(b) in any foreign jurisdiction.

(c) Permits. Except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), each Acquired Company holds, to the extent required by applicable Legal Requirements, including Healthcare Laws, all Permits from, and since January 1, 2022, has made all declarations and filings with, all Governmental Entities for the operation of its business as currently conducted, including the sale, transport, export, import or shipment of any items or materials to any jurisdiction and the ownership, use or occupancy of any Real Property. Section 3.13(c) of the Disclosure Schedule provides an accurate and complete list of all such material Permits, and the Company has Made Available to Parent accurate and complete copies of all such Permits. No suspension or cancellation of any Permit identified in Section 3.13(c) of the Disclosure Schedule is pending or, to the Knowledge of the Company, has been threatened. Each Permit identified in Section 3.13(c) of the Disclosure Schedule is valid and in full force and effect, and each Acquired Company is and, since the date of each such Permit’s effectiveness, has been in compliance with the terms, conditions and requirements of each such Permit, other than any non-compliance which would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Companies (taken as a whole). Since January 1, 2022, no Acquired Company has received any notice or other written communication from any Governmental Entity regarding: (i) any actual or possible violation of or failure to comply with any term, condition or requirement of any Permit identified in Section 3.13(c) of the Disclosure Schedule; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Permit identified in Section 3.13(c) of the Disclosure Schedule.

(i) As of the date of this Agreement, neither the Company nor any Acquired Company has been authorized to bill, nor has it directly claimed or received reimbursement from, any federal healthcare program or from any other third party payor program for items or services reimbursable under such programs.

(d) Statements. Since January 1, 2022, neither the Company nor any Acquired Company has made any false, misleading, or untrue statement of material fact, or failed to disclose a material fact required to be disclosed, to any Governmental Entity, nor committed any act, made any statement, or failed to make any statement that would reasonably be likely to provide a basis for the U.S. Food and Drug Administration (the “FDA”) to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” or for any other Governmental Entity to invoke any similar policy.

(e) Manufacturing. Since January 1, 2022, all products manufactured by the Company have been developed, tested, sourced, manufactured, distributed, exported, imported, used, stored, handled, and sold in material compliance with all Healthcare Laws and no product manufactured, distributed, or sold by the Company has been adulterated, misbranded, seized, withdrawn, recalled, detained, or subject to any suspension of manufacturing, import hold or refusal, field notification, field correction, or safety alert. To the Knowledge of the Company, there has occurred no change reasonably likely to cause (a) a material change in the manufacture of any such product outside the ordinary course of business, (b) a suspension of manufacturing, seizure, denial or safety alert relating to any such product, or (c) a product to become adulterated or misbranded.

(f) Export and Import Laws and Sanctions. Since January 1, 2022, no Acquired Company has violated any applicable U.S. Export and Import Law or made a voluntary or directed disclosure with respect to any potential violation of any applicable U.S. Export and Import Law, except for any violations that would not reasonably be expected to be material to the Acquired Companies (taken as a whole). Each Acquired Company: (i) is and since January 1, 2022, has been in compliance in all material respects with applicable U.S. Export and Import Laws and Foreign Export and Import Laws; and (ii) has prepared and timely applied for all import and export licenses required under any applicable U.S. Export and Import Law or applicable Foreign Export and Import Law for the conduct of its business. No Acquired Company and no director, officer, employee or, to the Knowledge of the Company, agent of any Acquired Company, in each case, in their capacity as such is a Person with whom transactions are prohibited or limited under any applicable Legal Requirement relating to trade embargoes or sanctions. No product, service or financing provided by any Acquired Company has been, directly provided to, sold to or performed for or on behalf of a national of, or Persons located in, Russia, the Crimea, Donetsk or Luhansk Regions of Ukraine, Cuba, Iran, Lebanon, North Korea, Sudan, Syria or any other country, region or Person against which the United States maintains economic sanctions (“Sanctioned Countries”). No Acquired Company (i) has engaged in any export, reexport, transfer, service, transaction or other activities directly with or involving Sanctioned Countries or any Person with whom transactions are prohibited or limited under any applicable Legal Requirement relating to trade embargoes or sanctions; and (ii) is or is required to be registered under the U.S. International Traffic in Arms Regulations. The Acquired Companies have Made Available to Parent copies of all export and encryption control licenses that the Acquired Companies have received, and the Acquired Companies are in compliance with all such export and encryption control licenses, except for any non-compliance that would not reasonably be expected to be material to the Acquired Companies (taken as whole).

(g) Export, Import and Sanctions Proceedings. No sanctions-related, export-related or import-related Legal Proceeding, investigation or inquiry is or has ever been pending or, to the Knowledge of the Company, threatened against any Acquired Company or any officer or director of any Acquired Company (in such Person’s capacity as an officer or director of any Acquired Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(h) No Subsidies. None of the Acquired Companies possesses, or has ever possessed, or has, or has ever had, any right or interest with respect to, any grant, incentive or subsidy from any Governmental Entity.

(i) Anti-Corruption and Anti-Bribery. Since January 1, 2022, none of the Acquired Companies or any of their respective Affiliates, officers, directors, or employees, or, to the Company’s Knowledge, their agents, Representatives or consultants, in each case, in their capacity as such, has (with respect to the operation of the Acquired Companies and the matters contemplated by this Agreement):

(i) directly or indirectly violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act of 2010, or any other applicable anti-corruption or anti-bribery law or similar Legal Requirement (each, an “Anti-Corruption Law”);

(ii) unlawfully directly or indirectly made, offered, promised, given, authorized, solicited, or accepted anything of value, including any unlawful payment, loan, reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of a Foreign Official, for the purpose of: (A) influencing any act or decision of such Person; (B) inducing such Person to do or omit to do any act in violation of a lawful duty; (C) obtaining or retaining business for or with any Person; (D) expediting or securing the performance of official acts of a routine nature; or (E) otherwise securing any improper advantage;

(iii) established or maintained any unlawful fund of corporate monies or other properties;

(iv) created or caused the creation of any false or inaccurate Books and Records of any Acquired Company related to any of the foregoing; or

(v) been the subject of any actual or, to the Company’s Knowledge, threatened investigation, allegation, inquiry or enforcement proceeding by any Governmental Entity regarding any offense or alleged offense under any Anti-Corruption Law, and to the Company’s Knowledge no event has occurred to give rise to any such investigation, allegation, inquiry or proceeding.

No Acquired Company and no director, officer, employee or agent of any Acquired Company is (A) directly or indirectly owned or controlled, in whole or in part, by any Governmental Entity or Government Official or (B) a Government Official who, in such capacity, is in a position to make or influence any action or decision related to the Acquired Companies or this Agreement.

(j) Antitrust. Since January 1, 2022, none of the Acquired Companies or any of their respective Affiliates, officers, directors, or employees, has (with respect to the operation of the Acquired Companies) engaged in any activity in violation of applicable Antitrust Laws, or, to the Knowledge of the Company, has been the subject of any current, pending, or threatened investigation or complaint with respect to any actual or potential non-compliance with applicable Antitrust Laws.

(k) Escheat. There is no material property or obligation of any Acquired Company, including any uncashed check to any vendor, customer, employee or other service provider, any non-refunded overpayment or any unclaimed subscription balance, that is or may become escheatable to any state or municipality under any applicable escheatment Legal Requirement.

3.14 Brokers’ and Finders’ Fees. No Acquired Company has incurred, or will incur, directly or indirectly, any Liability for any brokerage or finder’s fee, agent’s commission or any similar charge in connection with this Agreement, any other Company Transaction Document or any of the Contemplated Transactions, except for any arrangements between the Company and Centerview Partners LLC.

3.15 Employee Matters; Benefit Plans.

(a) Employee List. Section 3.15(a) of the Disclosure Schedule contains a list of all current Company Associates as of the date of this Agreement, and correctly states as of such date: (i) their dates of commencement of engagement or employment; (ii) their job titles and positions; (iii) their fees, rates of pay or annual salaries; (iv) bonus or other incentive-based compensation; (v) their classification as exempt or non-exempt under the Fair Labor Standards Act (for employees); (vi) their status as full-time, part-time, or temporary; (vii) their visa status; (viii) the location of their principal place of employment or service (including city, state, and country); (ix) their employer or applicable service recipient; (x) active or inactive status and, if applicable, the reason for inactive status; (xi) remote status; (xii) leave status and expected return date; and (xiii) labor union representation. To the Knowledge of the Company, no employee is engaged in any employment, occupation or business enterprise that would interfere with the performance of such employee’s job duties, responsibilities or fiduciary duties to, or create an apparent or perceived conflict of interest with, the Acquired Companies. To the Knowledge of the Company, no Company Associate is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer or other Entity relating to the right of any such Person to be employed by or perform services to the Company.

(b) Employment Termination. The employment or engagement of each of the current Company Associates is terminable by the applicable Acquired Company at will and without penalty or Liability, whether in respect of severance payments, benefits or otherwise. The Company has Made Available to Parent accurate and complete copies of all Company Associate Agreements, employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment terms and conditions of the Company Associates. To the Knowledge of the Company, as of the date hereof, no Company Associate whose annual base compensation is greater than $150,000 has provided written notice of their intent to terminate such Company Associate’s employment with the Company.

(c) Employee Plans and Agreements. Section 3.15(c) of the Disclosure Schedule contains an accurate and complete list of each material Company Associate Agreement, each material Company Employee Plan, and each PEO Plan, if any, as of the date hereof, separately identifying the applicable Acquired Company that is a party to each Company Associate Agreement. No Acquired Company has committed to establish or enter into any new Company Employee Plan or Company Associate Agreement, or to modify any Company Employee Plan or Company Associate Agreement (except to conform any such Company Employee Plan or Company Associate Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Parent in writing or as required by this Agreement).

(d) PEO Plans. Each PEO Plan is terminable at will without triggering any liquidation charges, surrender charges or other fees, subject in each case to a 30-day notice period.

(e) Compliance with Law. Each Acquired Company: (i) is and has been since January 1, 2022 in material compliance with all applicable Legal Requirements, collective bargaining agreements, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Entity respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements, Contracts, Orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, overtime, pay transparency, labor relations, collective bargaining, leave of absence requirements, worker classification, occupational health and safety, retirement benefit provision, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Company Associates or prospective Company Associates; (ii) has, since January 1, 2022, in all material respects withheld and reported all amounts required by any Legal Requirement, collective agreement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Associate; (iii) has no material Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no material overdue Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Associate. All amounts due and payable by any Acquired Company in respect of any Company Employee Plan have, in all material respects, been paid by the Acquired Company. Each Company Employee Plan and Company Associate Agreement, and to the Knowledge of the Company, each PEO

Plan, has been established, operated, funded, registered and maintained in compliance in all material respects with its terms and with all applicable Legal Requirements. All contributions and premiums required to have been made to date by any Acquired Company by applicable Legal Requirements or by the terms of any Company Employee Plan, PEO Plan, Company Associate Agreement or any agreement relating thereto have been made by the Acquired Companies (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith. None of the Acquired Companies nor any other Entity which, together with the Acquired Companies, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”), contributes to or has a Liability in respect of, and since inception no Acquired Company or ERISA Affiliate has sponsored, maintained, contributed to, been required to contribute to or had any Liability in respect of, any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA. No event has occurred, and to the Knowledge of the Company, no condition exists that would, directly or by reason of any Acquired Company’s affiliation with any of its ERISA Affiliates (other than the Acquired Companies themselves), subject any Acquired Company to any material Tax, fine, Lien, penalty or other Liability imposed by applicable Legal Requirements with respect to a Company Employee Plan or, to the Knowledge of the Company, with respect to a PEO Plan.

(f) Foreign Plan. Each Foreign Plan and, to the Knowledge of the Company, each Foreign PEO Plan, has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Legal Requirements. Each Foreign Plan and, to the Knowledge of the Company, each Foreign PEO Plan required to be registered or approved by a non-U.S. Governmental Entity has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole. Each Foreign Plan and, to the Knowledge of the Company, each Foreign PEO Plan is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Legal Requirements, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in full compliance with applicable Legal Requirements (to the extent such a fully funded or fully insured Foreign Plan may be terminated in accordance with applicable Legal Requirements), immediately after the Closing Date without Parent or any of their Affiliates being required to make additional contributions to such Foreign Plan (or related trust) or to incur any liability with respect to the funding or payment of benefits under such Foreign Plan.

(g) Delivery of Documents. As applicable with respect to any existing material Company Employee Plan as of the date hereof, the Company has Made Available to Parent: (i) correct and complete copies of the current plan document for such Company Employee Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan; (iii) all material written Contracts relating to such Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) all material, non-routine correspondence to or from any Governmental Entity relating to such Company Employee Plan in the past one (1) year; (v) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for such Company Employee Plan; and (vi) all coverage and nondiscrimination testing results for each Company Employee Plan for the past three (3) years. With respect to each PEO Plan, the Company has provided or made available to Parent or its representatives true, complete and correct copies, as applicable, of the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each PEO Plan.

(h) No Conflict. Except as contemplated by this Agreement, neither the execution, delivery or performance of this Agreement, nor the consummation of any of the Contemplated Transactions, will or would reasonably be expected to (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Company Employee Plan that will or would reasonably be expected to result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Company Associate; or (ii) create or otherwise result in any Liability with respect to any Company Employee Plan.

(i) Absence of Certain Retiree Liabilities. No current or past Company Employee Plan, if any, provides (except at no cost to any Acquired Company), or reflects or represents any Liability of any Acquired Company to provide, nor is any Company Employee Plan required to provide, retiree life insurance, retiree health benefits or other post-employment welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements. No Acquired Company has ever represented, promised or contracted (whether in oral or written form) to any Company Associate (either individually or to Company Associates as a group) or any other Person that such Company Associate or other Person would be provided with retiree life insurance, retiree health benefits or other post-employment welfare benefits, except to the extent required by applicable Legal Requirements.

(j) 409A Compliance. None of the Acquired Companies is or has been at any time, a party to any Contract, arrangement or plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code). No compensation is includable in the gross income of any Company Associate as a result of Section 409A of the Code with respect to any arrangements or agreements covering any Company Associate. There is no contract, agreement, plan or arrangement to which any Acquired Company or any ERISA Affiliate is a party or by which it is bound to compensate any Company Associate for Taxes paid pursuant to Section 409A of the Code and the regulations thereunder or any similar state law.

(k) Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings (other than routine, benefit claims) against any Company Employee Plan, the assets of any Company Employee Plan, or any Acquired Company, or any Company Employee Plan administrator or any fiduciary of any Company Employee Plan with respect to the operation of any Company Employee Plan (other than routine benefit claims) or asserting any rights or claims to benefits under any Company Employee Plan. Via this Section 3.15(k), the Company makes no representations regarding claims filed directly with the PEO Plans if with respect to such claims the Company has no direct Knowledge.

(l) Labor Legal Proceedings. No Acquired Company is a party to, or bound by, or negotiating, or has ever been a party to, or bound by, any union contract, collective bargaining agreement, or similar Contract. There is not, and has never been, any union, works council, or other employee representative body representing or purporting to represent any employee of the Acquired Companies. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting any Acquired Company. No Legal Proceeding, claim, charge or complaint against any Acquired Company is pending or, to the Knowledge of the Company, has been threatened or is reasonably anticipated relating to any labor, safety, discrimination matter, wage and hour matter or any other employment-related Legal Requirements involving any Company Associate, including any charge of any unfair labor practice brought before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor (or any similar state or non-U.S. agency) and any discrimination complaint. No Acquired Company has received or been subject to any demand letter, civil rights charge, suit, draft of suit, administrative or other claim from any of its Company Associates for which such Acquired Company must pay any amount prior to the Closing Date.

(m) WARN Act. No Acquired Company has ever had any plant closing, mass layoff, relocation or other termination of any Company Associate that has imposed or will or would reasonably be expected to impose any obligation or other Liability upon any Acquired Company, Parent or any of Parent’s Affiliates under the federal Worker Adjustment and Retraining Notification Act of 1988, or similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses (“WARN”).

(n) No Misclassification. Each individual who currently is providing or has ever provided services to an Acquired Company that has been characterized as a, consultant or independent contractor is and has always been properly characterized as such. No independent contractor of any Acquired Company is eligible to participate in any Company Employee Plan subject to ERISA. No Acquired Company has ever had any temporary or leased employees that were not treated and accounted for in all respects as employees of the applicable Acquired Company. No person who is or was an employee of an Acquired Company is or has ever been incorrectly classified as to such employee’s status as exempt from overtime wages other than as would not result in Liability to an Acquired Company under the Legal Requirements.

(o) Harassment Claims. (i) No allegation, complaint or claim (formal or otherwise) of sexual harassment, harassment, retaliation, discrimination, sexual misconduct or similar behavior (a “Harassment Claim”) has been made against any Person who is or was an officer or director or supervisory-level employee of any Acquired Company in such Person’s capacity as such or, to the Knowledge of the Company, in any other capacity, or to the Knowledge of the Acquired Company, any other Company Associate; and (ii) no Acquired Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement, non-disclosure agreement or Contract similar to any of the foregoing relating directly or indirectly to any Harassment Claim against any Acquired Company or any Person who is or was an officer, director, employee or independent contractor of any Acquired Company.

(p) Immigration Matters. Section 3.15(p) of the Disclosure Schedule sets forth a true, correct and complete list of all Company Associates working in the United States who are not citizens or permanent residents of the United States, and indicates their immigration status, the sponsoring Entity, and the date the work authorization is scheduled to expire. All other Company Associates employed by the Company are citizens or permanent residents. No Acquired Company has any employees for whom it currently has petitions or any types of applications for immigration benefits pending with any Governmental Entity and none of the Acquired Companies has made any representations to any Person concerning any sponsorship for temporary or permanent immigration status. Each Company Associate working in a country other than the one of which such Company Associate is a national, has a valid work permit or visa enabling such Company Associate to work lawfully in the country in which such Company Associate is employed.

(q) Parachute Payments. Except as provided under this Agreement or identified in Section 3.15(q) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, whether alone or in connection with any other event, would reasonably be expected to (i) entitle any individual to severance, retention, change of control, or termination pay, unemployment compensation or any other compensation or benefit, (ii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Company Employee Plan, (iii) require the Company, Parent or any of their respective Affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual or (iv) result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(r) Section 83 of the Code. No Company Common Share was issued in connection with the performance of services and subject to vesting for which no valid and timely election was filed pursuant to Section 83(b) of the Code. The Company has delivered or made available to Parent true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS office with respect to any Company Common Share that was initially subject to a vesting arrangement issued by the Company to any of its employees, non-employee directors, consultants or other service providers.

3.16 Environmental Matters.

(a) Each Acquired Company is, and each has, since January 1, 2020, been, in material compliance with all Environmental Laws, and, other than for matters which have been resolved, no material Legal Proceeding, Order, complaint, demand, penalty, citation, letter, request for information from a Governmental Entity or notice of violation is pending (or, to the Knowledge of the Company, has been threatened) by any Person against any Acquired Company alleging any failure to comply with or material Liability under any Environmental Law or seeking contribution towards, or participation in, any remediation of any contamination of any real property or thing located on or under any real property with Hazardous Materials.

(b) Each Acquired Company has obtained, maintained and is and has, since January 1, 2020, been in material compliance with all of the terms and conditions of, all Permits that are required under any Environmental Law to own or operate its assets as owned or operated.

(c) No circumstance or physical condition exists, on or under any real property currently or formerly owned, operated or leased by any Acquired Company including any of the Owned Real Property or Leased Real Property, that would reasonably be expected to give rise to: (i) any material violation of or investigative, remedial or other obligation under any Environmental Law; (ii) any material Liability under Environmental Laws on the part of any Acquired Company to any Person; or (iii) any claim of damage to Person or property against any Acquired Company pursuant to Environmental Law.

(d) Since January 1, 2020, no Acquired Company has arranged, by contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Materials at any location, such that it has, or would reasonably be expected to incur material Liability under Environmental Laws or with respect to Hazardous Materials.

(e) The Company has Made Available to Parent copies of any material Phase I or II environmental site assessments or other material documents relating to any unresolved material non-compliance with Environmental Laws or the environmental condition of any real property currently or formerly owned, operated or leased by any Acquired Company, including any of the Owned Real Property or Leased Real Property.

(f) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions are subject to the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq.

3.17 Material Contracts.

(a) List. Section 3.17(a) of the Disclosure Schedule identifies each Material Contract in existence as of the date of this Agreement (categorized by the applicable section and subsection of the definition of “Material Contract” to which it relates), and sets forth the names of the parties to such Material Contract, the date of such Material Contract and the date of each amendment to such Material Contract.

(b) Enforceability; No Breach. All Material Contracts are in full force and effect. All Material Contracts are valid and enforceable by and against each of the parties thereto, in accordance with their terms, subject only to the Enforceability Exception. No Acquired Company, and, to the Knowledge of the Company, no other party, is in material default under or in material breach of any Material Contract. No payment or other obligation of any Acquired Company is past due under any Material Contract except as would not reasonably be material to the Acquired Companies (taken as a whole). No event has occurred that, with notice, the passage of time or both, would reasonably be expected to: (i) constitute a material default under or result in a material violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Material Contract or cause the breach of any Material Contract by any Person. Since January 1, 2023, no party to any Material Contract has exercised or, to the Knowledge of the Company, threatened to exercise any termination right with respect to any Material Contract, and no Acquired Company has received any written notice of a default, an alleged failure to perform or an offset or counterclaim with respect to any Material Contract that has not been fully remedied and withdrawn.

(c) Delivery of Contracts. The Company has Made Available to Parent accurate and complete copies of all Material Contracts in existence as of the date of this Agreement, including all amendments, terminations and modifications thereof. There are no Material Contracts in existence as of the date of this Agreement that are not in written form.

3.18 Insurance. Each Acquired Company and its assets and operations have at all times been covered by insurance in scope and amount customary and reasonable for the business in which it has been engaged during such period. The Company has Made Available to Parent an accurate and complete copy of each material insurance policy (including policies providing property insurance, casualty insurance, directors and officers liability insurance, professional liability insurance, errors and omissions insurance, workers’ compensation coverage and bond and surety arrangements) with respect to which any Acquired Company is a party, a named insured or otherwise the beneficiary of coverage. There are and have been no claims since January 1, 2023, for which an insurance carrier has denied or threatened to deny coverage. Each of such material insurance policies is legal, valid, binding, enforceable and in full force and effect subject to the Enforceability Exceptions, and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms immediately following consummation of the Contemplated Transactions subject to the Enforceability Exceptions. No Acquired Company or, to the Knowledge of the Company, any other Person is in material breach or default under any such material insurance policy (including with respect to the payment of any premium or the giving of any notice), and to the Knowledge of the Company, no event has occurred that, with notice or the lapse of time or both, would constitute such a material breach or default under, or permit the termination or modification of, any such insurance policy. No party to any such insurance policy has repudiated any provision thereof.

3.19 Transactions with Related Parties. No Related Party: (a) has or has had any interest in any material asset (including Intellectual Property Rights) used in the business of any of the Acquired Companies; or (b) is or has been indebted to any Acquired Company, and no Acquired Company is indebted (or has committed to make any loan or extend or guarantee credit) to any Related Party. To the Knowledge of the Company, no Related Party has any direct or indirect material ownership interest in (other than the ownership of less than one percent (1%) of the outstanding publicly traded shares of any publicly traded company) or material relationship with: (i) any Person with which any Acquired Company has a business relationship; or (ii) any Person that competes with any Acquired Company. To the Knowledge of the Company, no Related Party is, directly or indirectly, a party to any Company Contract (other than contracts providing for employment and benefit arrangements on an arms’ length basis).

3.20 Books and Records. The Acquired Companies have made and kept business records, financial books and records, personnel records, ledgers, sales accounting records and related work papers and other books and records (collectively, the “Books and Records”) that are materially correct and complete and fairly reflect, in all material respects, the business activities of the Acquired Companies. The minute books of each Acquired Company contain accurate records of all corporate actions and proceedings of the shareholders and board of directors (including committees thereof) of such Acquired Company. The stock ledger of the Company is accurate and complete, and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company. Accurate and complete copies of the stock ledger of the Company have been Made Available to Parent.

3.21 Absence of Changes. Since December 31, 2023: (a) the Acquired Companies have conducted their businesses in all material respects only in the Ordinary Course of Business; and (b) there has not occurred a Material Adverse Effect, and no event has occurred or circumstance has arisen that will or would reasonably be expected to have or result in a Material Adverse Effect. Since July 1, 2024, the Acquired Companies have not taken any action that, if taken after the Agreement Date, would constitute a breach of, or require the consent of, Parent under clauses (i), (ii), (iii), (v), (vii), (viii), (ix), (x), (xi), (xii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxii), (xxiii) (xxiv) or (solely with respect to the foregoing clauses) (xxv) of Section 5.2(b).

3.22 Major Suppliers and Major Customers.

(a) Section 3.22(a) of the Disclosure Schedule sets forth an accurate and complete list of each supplier of goods or services to any Acquired Company to which the Acquired Companies collectively paid in the aggregate more than $100,000 for the year ended December 31, 2023, or that is a sole source supplier of any element of, or service used in the creation of, any Company Product (collectively, the “Major Suppliers”), together with the amount paid to each Major Supplier during such period. Section 3.22(a) of the Disclosure Schedule also sets forth an accurate and complete list of each customer of any Acquired Company that generated in the aggregate more than $100,000 in collections and accounts receivable for the Acquired Companies for the year ended December 31, 2023 (the “Major Customers”), together with the amount of such collections and accounts receivable generated by each Major Customer during such period.

(b) Since January 1, 2023, no Major Supplier or Major Customer has terminated its relationship with any Acquired Company or materially reduced or changed the pricing or any other term of its business relationship with any Acquired Company. No Acquired Company is engaged in any material dispute with any Major Supplier or Major Customer, and, to the Knowledge of the Company, no Major Supplier or Major Customer has notified the Company in writing that it intends to terminate, limit or reduce its business relationship with any Acquired Company (whether through Contract amendment, termination, non-renewal or otherwise) or materially reduce or change the pricing or any other term of its business relationship with any Acquired Company or that it is reasonably likely to fail to perform, its obligations under any Contract with any of the Acquired Companies in any manner that is, or is reasonably likely to be, adverse to the Acquired Companies (taken as a whole) in all material respects. To the Knowledge of the Company, the consummation of the Contemplated Transactions would not reasonably be expected to have an adverse effect on the business relationship of any Acquired Company with any Major Supplier or Major Customer.

3.23 Third Party Acquisition Proposals. Each Acquired Company has ceased any and all activities, discussions or negotiations with any Person (other than Parent) with respect to any Acquisition Transaction. The Company has complied in all respects with its obligations under, and has not breached in any respect, the letter agreement dated December 5, 2024, by and between Parent and the Company, as amended.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represents and warrants to the Company as follows:

4.1 Standing. Each of Parent and Merger Sub is a corporation validly existing and in good standing under the laws of the state of Delaware, and has all power and authority to own, lease and operate its properties and assets and to conduct its business in the manner in which its business is currently being conducted. Parent and Merger Sub are duly qualified, licensed and admitted to do business, and are in good standing (or equivalent status), in each jurisdiction in which the properties owned or leased by Parent or Merger Sub or the operation of their business as currently conducted makes such qualification, license or admission necessary except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to consummate the Contemplated Transactions. No formal request has been made for the annulment or dissolution of Parent or Merger Sub and each is not in bankruptcy or subject to any Insolvency Related Procedure.

4.2 Authority and Due Execution.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the Contemplated Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which Parent is a party and the consummation by each of Parent and Merger Sub of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of each of Parent and Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents by each of Parent and Merger Sub, or to consummate the Contemplated Transactions.

(b) Due Execution. This Agreement has been, and, upon execution and delivery, each other Transaction Document to which each of Parent and Merger Sub is a party will be, duly executed and delivered by Parent and, assuming due execution and delivery by the other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject only to the Enforceability Exception.

4.3 Non-Contravention. The execution and delivery by each of Parent and Merger Sub of this Agreement and each other Transaction Document to which each of Parent and Merger Sub is a party do not, and the consummation of the Contemplated Transactions by each of Parent and Merger Sub and the performance of this Agreement and the other Transaction Documents by each of Parent and Merger Sub will not, (a) conflict with or violate each of Parent’s and Merger Sub’s Charter Documents or any resolution adopted by its stockholders (or holders of other equity securities), board of directors (or other similar body) or any committee of the board of directors (or other similar body) of each of Parent and Merger Sub; or (b) assuming the making of all required filings and notifications under any applicable Antitrust Laws or competition, foreign investment or related Legal Requirement (if any), and assuming the receipt of all clearances, approvals, authorizations or waiting period expirations or terminations under each Antitrust Law or competition, foreign investment or related Legal Requirement (if any), conflict with or violate, or require any authorization, consent, approval, exemption or other action by or notice to any Governmental Entity under the provisions of, any Legal Requirement applicable to each of Parent and Merger Sub, except, in the case of each of clauses (a) and (b), as would not have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Contemplated Transactions and perform its obligations under this Agreement.

4.4 Litigation. As of the date of this Agreement, there is no Legal Proceeding pending, or, to the Knowledge of Parent or Merger Sub, that has been threatened against Parent or Merger Sub in writing that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the entry into, performance of, compliance with or enforcement of any of the obligations of Parent or any of its Affiliates under this Agreement.

4.5 No Prior Activities of Merger Sub. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person. Merger Sub was formed for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof, and has and will have at the Closing no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the consummation of the transactions contemplated hereby and the Transaction Documents to which it is a party.

4.6 Brokers’ and Finders’ Fees. Parent and Merger Sub have not incurred, nor shall incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby that would result in any liability to the Indemnitors at any time or the Company prior to the Closing.

4.7 Available Funds. Parent has access to readily available funds sufficient to effect the Closing and will have at the Closing readily available funds that are sufficient to effect the Closing and pay the amounts set forth in Section 2.3(a) and on the terms contemplated hereby.

Article V

CERTAIN COVENANTS OF THE PARTIES

5.1 Access and Investigation.

(a) During the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article IX and the Closing (the “Pre-Closing Period”), the Company shall, and shall ensure that each of the Acquired Companies: (i) promptly upon reasonable request, provide Parent and Parent’s Representatives with reasonable supervised access during normal business hours to the Acquired Companies’ personnel, assets, facilities and properties (including the Real Property) and to all available books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) promptly upon reasonable request, provide Parent and Parent’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and other information regarding the Acquired Companies, as Parent may reasonably request; provided, however, that such access does not unreasonably interfere with the normal business operations of the Acquired Companies; provided, further, that all requests under the foregoing clauses (i) and (ii) shall be submitted exclusively to an individual or individuals to be designated in writing by the Company. Notwithstanding the foregoing, the Company shall not be required to permit any inspection, or to disclose any information, that (x) would result in the disclosure of any trade secrets of any Person or violate any confidentiality obligation of the Acquired Companies, (y) would jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (or similar protections or privileges), or (z) would reasonably, on the advice of counsel (including in-house counsel), violate applicable Legal Requirements; provided that the Company shall use reasonable best efforts to promptly provide such information or access in another manner that does not violate such confidentiality obligation, attorney-client privilege or applicable Legal Requirement (it being understood that the Company shall use reasonable best efforts to obtain any necessary waivers that would enable required disclosure to Parent). The Company shall not be required to incur any out-of-pocket costs or expenses in connection with its obligations under this Section 5.1(a) (unless Parent agrees to reimburse the Company for such out-of-pocket costs and expenses prior to Closing).

(b) The Company shall deliver to Parent, upon written request by Parent’s finance team, as soon as reasonably practicable and, if so requested prior to the end of such accounting period, in any event within thirty (30) days after the end of each such accounting period that ends during the Pre-Closing Period, (i) unaudited consolidated financial statements (consisting of consolidated balance sheets and consolidated statements of losses) of the Company as of the end of and for each quarterly accounting period, prepared in accordance with GAAP (except such financial statements may exclude notes), consistently applied throughout the periods covered and in accordance with the Company’s past practices (all such quarterly financial statements, the “Pre-Closing Financial Statements”) and (ii) trial balances for the Company as of the end of each monthly accounting period. The Company shall deliver to Parent, as soon as reasonably practicable after the date hereof, unaudited consolidated financial statements (consisting of a consolidated balance sheet and a consolidated statement of operations) for the fiscal year ended December 31, 2024.

5.2 Operation of the Business of the Company and the Acquired Companies.

(a) During the Pre-Closing Period, subject to any applicable Legal Requirement, the Company shall, and shall cause the other Acquired Companies to (except (i) if Parent shall have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed) or (ii) as otherwise expressly contemplated by this Agreement or any other Transaction Document):

(i) subject to applicable Legal Requirements, use reasonable best efforts to conduct its business solely in the Ordinary Course of Business (except to the extent expressly provided otherwise herein or as consented to in writing by Parent, such consent not to be unreasonably withheld, conditioned or delayed);

(ii) use reasonable best efforts to (A) pay and perform all of its undisputed debts and other obligations when due, (B) to collect accounts receivable when due and not extend credit, discounts, accommodations or concessions outside of the Ordinary Course of Business, (C) sell the Company’s or any other Acquired Company’s products and services consistent with past practice as to discounting, license, service, warranty and maintenance terms, incentive programs and revenue recognition and other terms and (D) preserve intact its present business organizations, keep available the services of its present officers and Company Associates and preserve its relationships with customers, suppliers, distributors, landlords, creditors, licensors, licensees and others having business dealings with the Acquired Companies;

(iii) ensure that each of its Contracts entered into during the Pre-Closing Period will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger;

(iv) use reasonable best efforts to comply with all applicable Legal Requirements;

(v) promptly notify Parent of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; and

(vi) promptly notify Parent of any notice or other communication from any Governmental Entity (i) relating to the Merger, (ii) indicating that any Permit held by an Acquired Company is or is about to be revoked or (iii) indicating that any Permit held by an Acquired Company is required in any jurisdiction in which such Permit has not been obtained, in each case of the foregoing clauses (ii) and (iii), which revocation or failure to obtain has had or would reasonably be expected to be material to Parent (following the Closing) or the Company and its Subsidiaries, taken as a whole.

(b) Without limiting the generality or effect of the provisions of Section 5.2(a) and subject to any applicable Legal Requirement, except (i) as expressly set forth on Section 5.2(b) of the Disclosure Schedule, (ii) as otherwise expressly contemplated by this Agreement, or (iii) as consented to in writing by Parent (such consent, other than in the case of clauses (i), (iii), (v), (vii), (viii), (ix), (xi), (xv), (xv), (xviii), (xx), (xxiii) and (xxv) of this Section 5.2(b), not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause the other Acquired Companies not to do any of the following during the Pre-Closing Period:

(i) amend its Charter Documents or equivalent organizational or governing documents;

(ii) merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(iii) declare, accrue, set aside or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for repurchases in connection with any termination of service of any employee or other service provider and issuances in connection with the exercise of any Company Equity Awards that are outstanding as of the Agreement Date;

(iv) (A) enter into, amend, renew or modify any Contract that would (if entered into, amended, renewed or modified prior to the Agreement Date) constitute a Material Contract; other than (I) as expressly permitted by another sub-clause of this Section 5.2(b), or (II) customer and vendor Contracts (other than any Contracts that would constitute a Material Contract under clauses (d), (e) or (h) of the definition thereof) entered into in the Ordinary Course of Business, so long as the annual value of such Contract does not individually exceed $800,000; or (B) terminate, renew, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its Material Contracts; other than (I) any lapse of such Material Contract in accordance with its terms or (II) modifications to, waivers of rights under, any Material Contracts in the Ordinary Course of Business that are not material or adverse to the Acquired Companies and do not relate to Intellectual Property Rights;

(v) issue, deliver, grant, pledge or sell or authorize or propose the issuance, delivery, grant, pledge or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests; provided, however, that the Company shall be permitted to issue Company Common Shares upon the exercise of any Company Options or Company Warrants or the vesting of Company RSUs, in each case, outstanding as of the Agreement Date and in accordance with its terms as in effect on the Agreement Date;

(vi) make any charitable contribution in excess of $50,000 in the aggregate;

(vii) (A) hire or engage, or offer to hire or engage, any additional officers or other executive-level employees, (B) terminate the employment (other than terminations for cause), change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of (1) any officer or other executive-level employees or (2) any other employee of the Company whose annual base compensation is greater than $150,000, (C) enter into, amend or extend the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, or change of control agreement with, or any Company Option or Company RSU held by, any Company Associate; provided, however, the Company may hire independent contractors under arrangements that are terminable on not more than 45 days’ notice, (D) enter into, modify or terminate any Contract with a labor organization, works council, labor union, or similar employee representative body or any collective bargaining agreement (unless required by Legal Requirement) or (E) add any new members to the Company Board;

(viii) make any loans or advances (other than routine expense advances or reimbursements for travel and other normal business expenses to current directors, officers and employees of the Acquired Companies in the Ordinary Course of Business or loans to or between Subsidiaries of the Company in the Ordinary Course of Business) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(ix) take any action regarding any Acquired Company IP, other than (i) in accordance with any obligations existing as of the date hereof or (ii) in the Ordinary Course of Business (except to the extent such action is otherwise prohibited by any other clause of this Section 5.2(b));

(x) sell, lease, license or otherwise dispose of or encumber (other than Permitted Liens) any of its properties or assets, other than (i) non-exclusive licenses granted by an Acquired Company in the Ordinary Course of Business which are (x) not material to the business of the Acquired Companies, taken as a whole, and (y) incidental and not material to the primary purpose of the applicable arrangement, (ii) the expiration of Registered IP at the end of its statutory term, (iii) the non-renewal of Registered IP in the Ordinary Course of Business, (iv) disposition of obsolete tangible assets in the Ordinary Course of Business in a manner not adverse to the Acquired Companies and (v) sales of inventory in the Ordinary Course of Business;

(xi) enter into any operating lease or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xii) other than in the Ordinary Course of Business, incur any Indebtedness for borrowed money or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(xiii) (A) defer payment of any account payable other than in the Ordinary Course of Business, or (B) give any discount, accommodation or other concession other than in the Ordinary Course of Business;

(xiv) make any capital expenditures, capital additions or capital improvements in excess of $800,000 in the aggregate;

(xv) cancel or fail to renew any of its material insurance policies or materially change the amount of, or terminate, any insurance coverage (other than in connection with the D&O Tail);

(xvi) cancel, permanently release or waive any material claims or rights held by any of the Acquired Companies (other than settlement of accounts receivable in the Ordinary Course of Business);

(xvii) (A) adopt, establish, enter into, terminate, discontinue or amend any Company Employee Plan, except in each case as required under ERISA, applicable Legal Requirement or as necessary to maintain the qualified status of such plan under applicable Legal Requirement, (B) accelerate the payment, funding or vesting of any compensation or benefits of any Company Associate, (C) pay or grant any bonus or other incentive compensation to any Company Associate other than in the Ordinary Course of Business or (D) increase the compensation or benefits of any Company Associate;

(xviii) grant or pay (other than as required by the terms of a Company Employee Plan as in effect on the date hereof or pursuant to Legal Requirements), or enter into any Contract providing for the granting or payment of any severance, change of control, retention or termination pay or benefits to any Person;

(xix) (A) commence a lawsuit other than (I) for the routine collection of bills, (II) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Parent prior to the filing of such a suit) or (III) for a breach or threatened breach of this Agreement or (B) settle or agree to settle any pending or threatened lawsuit or other dispute, other than settlements for pending or threatened lawsuits or other disputes (i) that do not impose any non-monetary relief or restrictions or changes on the business or operations of the Acquired Companies, (ii) that would not reasonably be expected to have an adverse effect on the reputation or business standing of the Acquired Companies and (iii) where the total amount paid in settlement less any amounts covered by insurance does not exceed $200,000 in the aggregate for all such lawsuits and other disputes;

(xx) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(xxi) change or revoke any material Tax election, change any Tax accounting method or period, file any material amended Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Legal Requirement) with respect to any income or other material Taxes, settle or compromise any income or other material Tax claim or assessment, enter into any voluntary disclosure agreement or similar amnesty or self-corrective process with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any income or other material Tax claim or assessment, or surrender any right to claim a material Tax refund;

(xxii) change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the Ordinary Course of Business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Parent;

(xxiii) (i) enter into any agreement for the purchase, sale or lease of any material real property (including the Owned Real Property) or (ii) enter into, modify or terminate any Real Property Lease or waive any material rights thereunder;

(xxiv) change in any material respect the manner in which it provides warranties, discounts or credits to customers;

(xxv) enter into any transaction with any Related Party, other than Contracts providing for employment and benefit arrangements entered into in the Ordinary Course of Business and on an arms’ length basis that are not otherwise prohibited by this Section 5.2;

(xxvi) apply for or receive a Governmental Grant; and

(xxvii) take or agree in writing or otherwise to take, in a legally binding manner, any of the actions described in clauses (i) through 5.2(b)(xxvi).

Prior to the Closing, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations. Nothing contained in this Section 5.2 shall cause or give to Parent, directly or indirectly, rights to control or direct the operations of any Acquired Company in violation of applicable Antitrust Laws prior to the Closing.

5.3 Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of the discovery by the Company of: (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material breach of or a material inaccuracy in any representation or warranty made by the Company in this Agreement that would give rise to the failure of a condition set forth in Section 7.1; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would constitute a material breach of or a material inaccuracy in any representation or warranty made by the Company in this Agreement that would give rise to the failure of a condition set forth in Section 7.1 if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) the commencement of or, to the Knowledge of the Company, any written threat to commence, any Legal Proceeding that challenges or that, if adversely determined, would have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the Contemplated Transactions; (iv) the imposition of any Order that would have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the Contemplated Transactions; (v) any material breach of any covenant or obligation of the Company that would give rise to the failure of a condition set forth in Section 7.2; and (vi) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VII impossible. No such notification shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (1) determining the accuracy of any of the representations and warranties made by the Company in this Agreement; or (2) determining whether any of the conditions set forth in Article VII has been satisfied.

5.4 No Solicitation or Negotiation. During the Pre-Closing Period, the Acquired Companies shall not, and shall use their reasonable best efforts to cause their Representatives not to: (a) solicit or knowingly encourage or facilitate the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. Promptly (and in any event within five (5) days) after the date of this Agreement, the Company shall request each Person that has entered into a confidentiality or similar agreement with an Acquired Company during the twelve (12) months preceding the date of this Agreement in connection with such Person’s consideration of a possible Acquisition Transaction to return or destroy all non-public information previously furnished to such Person by or on behalf of any of the Acquired Companies, in accordance with the terms of such confidentiality or similar agreement, and the Company shall use reasonable best efforts to cause each such Person to promptly comply with such request. The Company shall promptly (and in any event within one (1) Business Day after receipt thereof) give Parent written notice of any written or, to the Knowledge of the Company, oral inquiry, indication of interest, proposal, offer or request for non-public information (or any material amendment or update to a prior inquiry, indication, proposal, offer or request) relating to a possible Acquisition Transaction that is received by any Acquired Company or any Representative of any Acquired Company during the Pre-Closing Period. Such notice shall include the identity of the Person making or submitting such inquiry, indication of interest, proposal, offer or request, and a summary of the material terms and conditions thereof. The Company shall be responsible for any breach of this Section 5.4 by its Representatives acting on its behalf.

5.5 Termination of Certain Company Employee Plans. Effective as of the day immediately preceding the Closing Date, and contingent upon the Closing, each of the Company and any ERISA Affiliate shall terminate or withdraw from participation in, any and all Company Employee Plans and PEO Plans intended to qualify as a Code Section 401(k) arrangement (“401(k) Plan”), unless Parent provides written notice to the Company no later than five (5) Business Days prior to the Effective Time that any such 401(k) Plan shall not be withdrawn from, as applicable. Unless Parent provides such written notice to the Company, no later than one (1) Business Day prior to the Closing Date, the Company shall provide Parent with evidence that such 401(k) Plans will be withdrawn from, in each case, effective as of the day immediately preceding the Closing Date pursuant to resolutions of the Company Board or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to prior review and approval by Parent, which shall not be unreasonably withheld, conditioned or delayed.

5.6 FIRPTA Matters. At the Closing, the Company shall deliver, or cause to be delivered, to Parent a statement with respect to the Company conforming to the requirements of Treasury Regulation Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i), together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing (the “FIRPTA Statement”), which shall be substantially in the form set forth in Exhibit I.

5.7 Resignation of Officers and Directors. The Company shall obtain and deliver to Parent, at or prior to the Closing, the written resignation (in form and substance reasonably satisfactory to Parent) of each officer and director of each Acquired Company from such officer’s and director’s corporate offices (but not such Person’s employment) with such Acquired Company, conditioned upon and effective as of the Closing (or, at the option of Parent, a later time).

5.8 Communications with Employees. Except as otherwise expressly contemplated by this Agreement, prior to the Closing, the Company shall not and the Company shall ensure that no other Acquired Company and no Representative of any Acquired Company shall, formally issue any written or verbal commitment to any Company Associate regarding any commitment by Parent related to post-Closing employment matters (including post-Closing employee benefit plans and compensation) inconsistent with the terms of this Agreement without the prior written consent of Parent.

5.9 Payoff Letter; Company Transaction Expenses.

(a) The Company shall, no later than three (3) Business Days prior to the Closing Date, obtain and deliver to Parent a copy of an executed payoff letter (which may be executed on the Closing Date), in customary form and substance reasonably satisfactory to Parent, with respect to (i) the Provident Bank Mortgage and (ii) any additional Indebtedness for borrowed money incurred by the Company after the date hereof (other than pursuant to the Loan Agreement) (the “Payoff Letter”) and shall thereafter prior to the Closing Date cause the Payoff Letter to be updated as necessary to reflect the actual Closing Date.

(b) The Company shall, no later than two (2) Business Days prior to the Closing Date, obtain from each payee of Company Transaction Expenses and provide to Parent a written invoice with respect to all Company Transaction Expenses due and payable to such payee, as of the Closing Date.

5.10 Tail Insurance. Prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail”) for the Acquired Companies’ directors and officers in a form reasonably acceptable to Parent, which shall provide such directors and officers with coverage for six (6) years following the Closing and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured Persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company. For the period commencing on the Closing Date and ending on the sixth (6th) anniversary of the Closing Date, Parent shall, and shall cause the Surviving Corporation to, maintain the D&O Tail in full force and effect and honor the obligations thereunder, and Parent shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company to its current and former directors and officers as of immediately prior to the Closing (the “D&O Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the date hereof and pursuant to the Charter Documents of the Company, in each case, in effect on the date hereof and Made Available to Parent or entered into after the date hereof with Parent’s consent. This Section 5.10 shall survive the Closing, is intended to benefit and shall be enforceable by each D&O Indemnified Party and their respective heirs, shall be binding on all successors and permitted assigns of Parent and the Company and shall not be terminated or modified in a manner as to adversely affect the rights of any D&O Indemnified Party without the written consent of such D&O Indemnified Party. If Parent, the Company or any of their respective successors or permitted assigns (i) consolidate or amalgamate with or merge into any other Person and not be the continuing or surviving company or entity in such consolidation, amalgamation or merger or (ii) transfer or convey all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and permitted assigns of Parent, the Company or any of their respective successors or permitted assigns will assume all of the obligations of Parent and the Company set forth in this Section 5.10.

5.11 Confidentiality. The parties acknowledge that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms from the date hereof through the Closing.

Article VI

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Reasonable Best Efforts.

(a) Parent and the Company shall, and shall cause their respective controlled Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions on a timely basis and in any event prior to the End Date, including by, prior to the Closing (i) the Company using its reasonable best efforts to cause the conditions set forth in Article VII to be satisfied on a timely basis and (ii) Parent using its reasonable best efforts to cause the conditions set forth in Article VIII to be satisfied on a timely basis. Without limiting the foregoing, each party: (A) shall make all filings (if any) and give all notices (if any) necessary to be made and given by such party or its Affiliates in order to effect the Contemplated Transactions and (B) shall use its reasonable best efforts to obtain each Consent (if any) necessary or advisable to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party or its Affiliates in connection with the Contemplated Transactions, including the Consents set forth on Schedule 7.3. The form of each such filing, notice or Consent (if any) shall be subject to the prior review and reasonable approval of Parent.

(b) In furtherance, and not in limitation of the foregoing in Section 6.1(a), each party shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required or reasonably requested by Parent to be filed by such party or its Affiliates with any Governmental Entity with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, the Company and Parent shall, or shall cause their “ultimate parent entities” (as determined under the HSR Act) to, as soon as reasonably practicable after the date of this Agreement (and in any event no later than thirty (30) days after the date of this Agreement, unless otherwise agreed by Parent and the Company, which agreement shall not be unreasonably withheld, delayed or conditioned), prepare and file the notification and report forms required to be filed under the HSR Act (if applicable) and as soon as practicable file any notification or other document required or reasonably requested by Parent to be filed under any applicable Antitrust Laws or Foreign Investment Laws in connection with the Contemplated Transactions. The Company and Parent shall, or shall cause their respective Affiliates, to take all reasonable best actions to respond as promptly as practicable to any inquiry or request received from any Governmental Entity in connection with antitrust, foreign investment or related matters. In furtherance of Section 6.1(a)(i), and only if requested by Parent, the Company shall divest, sell, dispose of, hold separate or take any other action with respect to any of the businesses, product lines or assets of the Acquired Companies; provided that any such action is conditioned upon the consummation of the Merger. Subject to the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall promptly supply to the other party with any information that may be reasonably requested in order to effectuate any filing (including any application) pursuant to (and to otherwise comply with its obligations set forth in) this Section 6.1(b). Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, each party shall (A) consult with the other party prior to taking a position with respect to any such filing; (B) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any analysis, appearance, presentation, memorandum, brief, white paper, argument, opinion or proposal before making or submitting any of the foregoing to any Governmental Entity in connection with any Legal Proceeding related to this Agreement or any of the Contemplated Transactions (including any such Legal Proceeding relating to any antitrust, competition or foreign investment Legal Requirement); (C) cooperate and coordinate with the other party in preparing and exchanging such information; (D) promptly upon request provide the other party (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such first party with or to any Governmental Entity related to this Agreement or any of the Contemplated Transactions; and (E) to the extent reasonably practicable, permit the other party and its Representatives to participate in all substantive discussions, telephone calls and meetings with any Governmental Entity related to this Agreement or any of the Contemplated Transactions; provided that material provided pursuant to this Section 6.1(b) (1) may be redacted as necessary to (I) comply with contractual arrangements, (II) protect attorney-client or other legal privilege, or (III) remove references concerning the valuation of the parties and (2) may be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Parent shall consult with the Company with respect to the appropriate strategy relating to any applicable Antitrust Laws, as well as any competition, foreign investment or related matters, and consider the Company’s views in good faith; provided, however, that Parent shall, after reasonable and good faith consultation with the Company, control and lead all substantive communications and make the final determination as to the appropriate strategy relating to any applicable Antitrust Laws or such other competition, foreign investment or related matters (and, for avoidance of doubt, such determination may include a pull and refile of any filing or notification, or an agreement to toll or extend any applicable waiting period, and agreement with any Governmental Entity not to consummate the Contemplated Transactions for any period of time (but subject to the End Date)) on behalf of the parties. Parent shall, after reasonable and good faith consultation with the Company, control the strategy and timing for making filings, providing notices or obtaining Consents pursuant to this Section 6.1(b) on behalf of the parties and shall be entitled to participate in any meeting with a Governmental Entity or other third party relating thereto; provided, however, that notwithstanding the foregoing or anything to the contrary in this Agreement, no party shall (or shall permit any of its Affiliates to) commit to or agree with any Governmental Entity to stay, toll, or extend, any applicable waiting period or enter into any similar timing agreement, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed). This Section 6.1(b) shall not apply with respect to Taxes.

(c) The Company on the one hand, and Parent on the other hand, shall promptly notify the other party upon the receipt of: (i) any communication from any official of any Governmental Entity in connection with any filing made in connection with any of the Contemplated Transactions; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to any of the Contemplated Transactions (and shall keep the other party informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any Governmental Entity for any amendment or supplement to any filing made in connection with any of the Contemplated Transactions or any information required to comply with any Legal Requirement applicable to any of the Contemplated Transactions. Whenever any event occurs that requires an amendment or supplement to any notification or filing made pursuant to Section 6.1(b), the Company on the one hand, and Parent on the other hand, shall (promptly upon learning of the occurrence of such event) inform the other party of the occurrence of such event and cooperate with each other in filing with the applicable Governmental Entity such amendment or supplement. At the request and cost of Parent only, the Company shall also use reasonable best efforts to cooperate with any defense conducted by Parent related to a post-Closing investigation if opened by any Governmental Entity in connection with the acquisitions contemplated by this Agreement; provided Parent shall have sole control with respect to any such defense. This Section 6.1(c) shall not apply with respect to Taxes.

(d) Notwithstanding anything to the contrary contained in Section 6.1(a), Section 6.1(b) or Section 6.1(c) or elsewhere in this Agreement, and in furtherance of Parent’s obligations in Section 6.1(a): during the Pre-Closing Period, Parent shall be obligated under this Agreement to use reasonable best efforts to take all actions and steps requested or required as an inducement or condition to obtaining any actions or nonactions, waivers, consents, clearance, decisions, declarations, approvals, and the lapse of waiting periods by any Governmental Entity and to resolve objections, if any, by any Governmental Entity in connection with Antitrust Laws and to avoid the commencement of a Legal Proceeding by any Governmental Entity in connection with Antitrust Laws; provided that notwithstanding anything to the contrary in this Agreement, Parent shall not be required to (or to cause any of its Affiliates to) in connection with Antitrust Laws, Foreign Investment Laws or the matters identified in item 1 of Schedule 7.3: (A) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition or license (or similar arrangement) of, hold separate or otherwise limit Parent’s or any of its Affiliates’ freedom of action with respect to, any of the businesses, equity securities, product lines or assets of Parent, any of its Affiliates or any of the Acquired Companies, or otherwise propose, proffer or agree to any other requirement, obligation, condition, limitation or restriction on any of the businesses, equity securities, product lines or assets of Parent, any of its Affiliates or any of the Acquired Companies; (B) terminate, amend or assign existing relationships or contractual rights or obligations of Parent, the Company or their respective Affiliates or Subsidiaries; (C) amend or modify any of Parent’s rights or obligations under any Transaction Document; (D) directly or indirectly restructure, or commit to restructure, any of the Contemplated Transactions; (E) pay any consideration, provide any guarantees or forms of credit support or profit-sharing, or agree to any modifications of existing Contracts; (F) agree to any obligations or assume or take any Liabilities which are not a result of the Contemplated Transactions and its undertakings contemplated by this Agreement; or (G) commence or contest, defend or appeal or cause any of its Affiliates to commence or contest, defend or appeal any Legal Proceeding instituted (or threatened to be instituted) relating to the Contemplated Transactions (each of the foregoing clauses (A) through (G), in connection with Antitrust Laws, Foreign Investment Laws or the matters identified in item 1 of Schedule 7.3 , a “Burdensome Condition”); provided further that notwithstanding anything to the contrary contained in this Agreement, (i) Parent shall not be required to take any action contemplated in this Section 6.1 that is not conditioned on the consummation of the Merger and (ii) the Company shall not, and the Company shall ensure that the other Acquired Companies do not, agree to take or take any of the actions described in Section 6.1 without the prior written consent of Parent.

(e) During the Pre-Closing Period, Parent shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire any asset, business, or Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person, in each case relating to an approved or development stage diagnostic radiopharmaceutical product targeting neuroendocrine tumors if such acquisition or agreement would reasonably be expected to (i) impose any material delay in the expiration or termination of the waiting period under the HSR Act or impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and the lapse of waiting periods of a Specified Governmental Entity necessary to consummate the Contemplated Transactions or (ii) materially increase the risk of any Specified Governmental Entity entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary, or temporary injunction or restraining order, or other order, decree, decision, determination, or judgment that would materially delay, restrain, prevent, enjoin, or otherwise prohibit consummation of the Contemplated Transactions; provided that this Section 6.1(e) shall not apply to any transaction publicly announced prior to the execution and delivery of this Agreement.

6.2 Public Announcements. The press releases and other written communications initially announcing the Contemplated Transactions shall be in forms agreed by the parties to this Agreement (other than the Securityholders’ Representative) prior to the Agreement Date (the “Announcement Communications”) and shall be issued by Parent and the Company, as applicable, promptly following the execution and delivery of this Agreement. Other than to the extent expressly contemplated by the immediately preceding sentence or elsewhere in this Agreement, (i) from and after the Agreement Date, the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to issue or make any press release or public statement regarding (or otherwise disclose to any Person, other than the Company and its Subsidiaries’ respective Representatives, the terms of) this Agreement, the other Transaction Documents or any of the Contemplated Transactions without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); and (ii) after the issuance of the Announcement Communications through the end of the Pre-Closing Period, Parent shall consult with the Company prior to issuing or making, and shall consider in good faith the view of the Company with respect to, any press release or public statement regarding this Agreement, the other Transaction Documents or any of the Contemplated Transactions; provided that, in the case of clauses (i) and (ii), no such consent or consultation shall be required for (A) any public statement required by applicable Legal Requirements or that is consistent with the Announcement Communications or previous public statements made in compliance with this Section 6.2 or (B) any interviews, press appearances or other unwritten public statements made by or on behalf of Parent following the issuance of the Announcement Communications that are consistent with the Announcement Communications or previous public statements made in compliance with this Section 6.2. Notwithstanding the foregoing, following the Closing, the Securityholders’ Representative may disclose information as required by law or to its Representatives and to the Indemnitors in the administration of its duties hereunder, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

6.3 Tax Matters.

(a) The Company shall prepare or cause to be prepared all Tax Returns of the Acquired Companies required to be filed on or after the date of this Agreement and on or before the Closing Date (each, a “Company Prepared Return”), in each case, consistent with the past practices of the relevant Acquired Company in all material respects except as otherwise required by applicable Legal Requirements. Not less than twenty (20) days (or such shorter period as is reasonable, taking into account the nature of the Tax Return and other relevant factors) prior to the filing deadline (taking into account any validly obtained extensions, the “Due Date”) of any Company Prepared Return, the Company shall provide a draft copy of such Company Prepared Return to Parent for review and shall reasonably and in good faith consider any comments from Parent with respect to any such Company Prepared Return that are received by the Company at least five (5) days (or such shorter period as is reasonable, taking into account the nature of the Tax Return and other relevant factors) prior to the Due Date therefor. The Company shall timely file, or cause to be timely filed, all Company Prepared Returns, and timely pay, or cause to be timely paid, all Taxes shown as due thereon.

(b) Following the Closing Date, Parent shall prepare or cause to be prepared all Tax Returns of the Acquired Companies required to be filed after the Closing Date with respect to a Pre-Closing Tax Period or Straddle Period (“Parent Tax Return”), and Parent shall prepare or cause to be prepared any such Parent Tax Returns for a Pre-Closing Tax Period and the portion of any Straddle Period through and including the Closing Date in a manner consistent with the past practices of the relevant Acquired Company in all material respects, unless such past practices cannot be sustained on at least a “more likely than not” basis. Not less than twenty (20) days (or such shorter period as is reasonable, taking into account the nature of the Tax Return and other relevant factors) prior to the Due Date of any Parent Tax Return, Parent (i) shall provide a draft copy of such Parent Tax Return to the Securityholders’ Representative for review, and (ii) shall reasonably and in good faith consider any comments from the Securityholders’ Representative with respect to any such Parent Tax Return that are received by Parent at least five (5) days (or such shorter period as is reasonable, taking into account the nature of the Tax Return and other relevant factors) prior to the Due Date therefor. Parent shall timely file, or cause to be timely filed, all Parent Tax Returns, and timely pay, or cause to be timely paid, all Taxes shown as due thereon, subject to Parent’s right to indemnification pursuant to Section 10.2(a)(v).

(c) The parties acknowledge and agree that (i) as a consequence of the transactions contemplated hereby, (a) the taxable year of the Company shall close for U.S. federal income tax purposes at the end of the day on the Closing Date, (b) to the extent applicable Legal Requirements in other taxing jurisdictions so permit, the taxable year of the Acquired Companies shall close at the end of the day on the Closing Date, and (c) all U.S. federal, state, local and non-U.S. income Tax Returns shall be filed consistent with the foregoing clauses (i)(a) and (i)(b), (ii) for all purposes of this Agreement (including the preparation of Tax Returns pursuant to Section 6.3(a) and Section 6.3(b), and the determination of the Accrued Tax Amount) all Transaction Deductions shall be treated as allocable to and deductible in a taxable period (or portion thereof) ending on or before the Closing Date to the extent permitted under applicable Legal Requirements on at least a “more likely than not” basis, and (iii) the parties will not (and will not cause or permit their Affiliates to) take any position inconsistent with the foregoing clause (ii) except to the extent required by a “determination” within the meaning of Section 1313(a) of the Code.

(d) In the case of any Tax that is payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the period ending on the Closing Date shall: (i) in the case of Taxes that are either (A) based upon or related to income, profits or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), be deemed to be equal to the amount that would be payable if the taxable period of the Acquired Companies ended with (and included) the Closing Date; provided, however, that any exemption, allowance or deduction that is calculated on an annual basis (including any depreciation or amortization deduction) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period, and (ii) in the case of any Tax that is imposed on a periodic basis with respect to any Acquired Company and is not described in clause (i)(A) or clause (i)(B) above, be deemed to be an amount equal to the product of the amount of such Tax for the entire Straddle Period (or, in the case of any such Tax determined on an arrears basis, the amount of such Tax for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire period.

(e) Prior to the Closing, the Company shall take all reasonable actions to ensure that: (i) any Tax allocation, indemnification or sharing agreements by or between any of the Acquired Companies, on the one hand, and any other Person, on the other hand (other than agreements not primarily related to Taxes), is terminated prior to the Closing Date; and (ii) thereafter, none of the Acquired Companies shall be obligated to make any payment pursuant to, or have any liability related to, any such agreement for any past or future period.

(f) Following the Closing, Parent, the Company and the Securityholders’ Representative shall cooperate with each other in connection with (i) the preparation and filing of any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to a refund of Taxes, or (iii) participating in or conducting any audit examination or Legal Proceeding, in each case with respect to Taxes payable by or with respect to any Acquired Company for any Pre-Closing Tax Period or Straddle Period, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney or other materials or information reasonably necessary or useful for the preparation of any such Tax Return, the conduct of any audit examination or the defense of any claim by any Taxing Authority relating to the imposition of any Tax; provided, however, that nothing in this Section 6.3(f) shall require Parent to provide the Securityholders’ Representative or the Company with any consolidated, combined, unitary or other Tax Return of Parent.

(g) Notwithstanding anything to the contrary contained herein other than Section 2.4(d), each of Parent and the Indemnitors shall pay, when due, and be responsible for, fifty percent (50%) of any sales, use, value added, transfer, indirect transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement (“Transfer Taxes”), and the party required under any applicable Legal Requirement to file any Tax Return related to such Transfer Taxes shall file any required Tax Return in the time and manner prescribed by applicable Legal Requirements.

(h) Each of the Securityholders’ Representative and Parent shall (and shall cause their Affiliates to) promptly (and in any event within five (5) Business Days of receipt thereof) forward to the other party any notice or other communication from any Taxing Authority with respect to the commencement of any claim regarding any Taxes payable, or any Tax Return filed, by or with respect to an Acquired Company for any taxable period (or portion thereof) beginning before the Closing Date (a “Tax Proceeding”). Parent shall have control over any Tax Proceeding; provided that, if any Indemnitor would be liable under this Agreement for the Taxes that are the subject of such Tax Proceeding, (i) the Securityholders’ Representative, at the expense of the Indemnitors, shall have the right (A) to participate in any such Tax Proceeding and (B) to review and provide reasonable written comments on any materials submitted to any Taxing Authority in relation to any such Tax Proceeding prior to the submission of such materials to such Taxing Authority, which comments Parent shall consider reasonably and in good faith,

(ii) Parent shall keep the Securityholders’ Representative reasonably informed of the status of developments with respect to such Tax Proceeding and (iii) Parent and the applicable Acquired Company shall not settle, discharge or otherwise dispose of any such Tax Proceeding without the prior written consent of the Securityholders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

(i) The Indemnitors shall be entitled to any refunds (or credits of overpayment) of Tax (including interest received thereon, but net of reasonable costs or expenses, including Taxes, incurred by Parent or any of its Affiliates (including, after the Closing, the Acquired Companies) in obtaining such refund or credit) actually received (including through a reduction in cash Taxes otherwise payable) by Parent or any of its Affiliates (including, after the Closing, the Acquired Companies) with respect to a Pre-Closing Tax Period or any portion of a Straddle Period ending on, and including, the Closing Date (such net amount, a “Tax Refund”); provided that the Indemnitors shall not be entitled to any payment under this Section 6.3(i) with respect to any portion of any Tax Refund that is attributable to (a) any Tax asset or attribute to the extent such Tax asset or attribute was taken into account in the determination of the Accrued Tax Amount, as finally determined pursuant to Section 1.8 or (b) the carryback of any Tax attribute generated in a taxable period (or portion thereof) beginning after the Closing Date. Parent shall cause the amount of any such Tax Refund to be paid to the Paying Agent (for further distribution to the Indemnitors) within fifteen (15) days after it is received; provided that if Parent pays over such Tax Refund and it is subsequently determined by a Taxing Authority that such Tax Refund was improperly obtained or is otherwise disallowed, the Indemnitors shall repay such Tax Refund to Parent within fifteen (15) days after delivery of a written notice of such determination to the Securityholders’ Representative.

(j) The determination of the Accrued Tax Amount shall not take into account the effect of any action that Parent or its Affiliates (including, after the Closing, the Acquired Companies) take outside of the Ordinary Course of Business at any time on the Closing Date but after the Closing (other than as otherwise specifically contemplated by this Agreement). Except as otherwise required by any applicable Legal Requirement, without the prior written consent of the Securityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), Parent and its Affiliates (including, after the Closing, the Acquired Companies) shall not make, change or revoke any Tax election with retroactive effect to a Pre-Closing Tax Period, amend any Tax Return with respect to a Pre-Closing Tax Period, or enter into any voluntary disclosure with respect to Taxes, in each case that would (i) increase the amount or detrimental effect of any Tax liability taken into account in the determination of the Accrued Tax Amount or (ii) increase the amount of any Pre-Closing Taxes for which the Indemnitors are liable under Section 10.2(a)(v).

6.4 Company Board Recommendation; Stockholder Approval; Stockholder Notice; Joinder Agreements.

(a) During the Pre-Closing Period, neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous (by a vote of the members participating in the decision constituting a quorum of the Company Board) recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger.

(b) Promptly (and in any event within two (2) Business Days) following the Agreement Date, the Company shall prepare, with the cooperation of Parent and send to each Company Stockholder (other than the Consenting Company Stockholders) a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, and (iii) an information statement to the Company Stockholders. The Stockholder Notice shall include (x) a statement to the effect that the Company Board had, by a vote of the members participating in the decision, unanimously recommended that the Company Stockholders adopt this Agreement and approve the Merger, and (y) such other information as Parent and the Company may agree is required or advisable under the DGCL to be included therein. Following the mailing of the Stockholder Notice, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Parent, the Company or their respective counsel, may be required or advisable to be included under the DGCL in the Stockholder Notice or in any amendment or supplement thereto, and Parent and the Company agree to cause their respective Representative to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

(c) During the Pre-Closing Period, the Company shall use reasonable best efforts to solicit and obtain from each Company Stockholder (other than the Consenting Company Stockholders) a duly executed Joinder Agreement as soon as reasonably practicable.

(d) The Company shall use reasonable best efforts to promptly, but in no event later than twenty-four (24) hours, following the execution of this Agreement, deliver to Parent a written consent in substantially the form attached as Exhibit F hereto executed by Company Stockholders representing at least ninety percent (90%) of the shares of Company Capital Stock outstanding as of the date of this Agreement (such Company Stockholders, the “Initial Consenting Company Stockholders”) for the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions, in each case, in accordance with this Agreement, the DGCL and the Company Charter (such executed written consent, the “Initial Written Consent”).

6.5 Parachute Payments. No later than five (5) Business Days prior to the Closing Date, the Company shall submit to the Company Stockholders (in a manner reasonably satisfactory to Parent) for execution and approval by the Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any payments or benefits provided pursuant to Company Employee Plans, other Company Contracts or otherwise in connection with any of the Contemplated Transactions that might result, separately or in the aggregate, in the payment of any amount, or the provision of any benefit, that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)) (collectively, the “Section 280G Payments”) with respect to each Person from whom a waiver described in this Section 6.5 is obtained. The Company shall seek any such shareholder approval in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. No later than one (1) day prior to the submission to the Company Stockholders of the written consent described in this Section 6.5 and any related disclosure of the Section 280G Payments, the Company shall deliver to Parent waivers, in form and substance satisfactory to Parent, that have been obtained from each Person who might, absent the waiver, receive any Section 280G Payment. The form and substance of all shareholder approval documents contemplated by this Section 6.5, including the waivers, disclosure statement and written consent, and any mathematical analysis of the Section 280G Payments, shall be subject to the prior review and approval of Parent, which shall not be unreasonably delayed, conditioned or withheld. The Company shall provide such documentation and information to Parent for its review and approval no later than five (5) Business Days prior to soliciting waivers from the “disqualified individuals.” If any of the waived Section 280G Payments fail to be approved by the voting Company Stockholders as contemplated above, then such waived Section 280G Payments shall not be made or provided. This Section 6.5 shall not be construed as requiring the Company to obtain a waiver from any individual of any payment or benefit and the failure to obtain such a waiver shall not be considered a breach of this Section or any other provision of this Agreement.

6.6 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the one (1) year anniversary of the Closing Date, Parent shall, or shall cause one of its Affiliates to, provide each employee of the Acquired Companies as of immediately prior to the Closing Date who continues to be employed by Parent or its Affiliates following the Closing Date (each, a “Continuing Associate”) with (i) a base salary (or base wages, as the case may be) and target annual cash incentive opportunity (excluding equity or equity-based compensation) that are no less favorable than the base salary (or base wages, as the case may be) and target annual cash incentive opportunity in effect for such Continuing Associate immediately prior to the Closing and (ii) employee benefits (excluding any change in control, transaction-based and other similar payments or benefits severance benefits, equity or equity-based compensation, retention bonuses, deferred compensation, retiree medical benefits and other retiree health and welfare arrangements, and qualified and non-qualified defined benefit pension benefits) that are substantially comparable in the aggregate, at Parent’s election in its sole discretion, either (A) in effect for such Continuing Associate immediately prior to the Closing, or (B) provided to similarly situated employees of Parent, subject in the case of each of the foregoing clauses (i) and (ii) to any requirements imposed by applicable Legal Requirements or by any Contracts governing the applicable employee benefits offered by Parent to its eligible employees.

(b) Parent shall, or shall cause one of its Affiliates to, use reasonable best efforts to provide each Continuing Associate with full credit for such Continuing Associate’s service with the Company or any of its Affiliates or predecessors prior to the Closing for purposes of eligibility (but not for purposes of vesting, severance benefits or benefit accrual other than paid time off) under any benefit plan sponsored or maintained by Parent or any of its Affiliates (each, a “Parent Plan”) in which such Continuing Associate is eligible to participate on or following the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or provide service credits for defined benefit accruals with respect to defined benefit plans. With respect to each Parent Plan that is a health or welfare benefits plan, Parent shall, or shall cause one of its Affiliates to use reasonable best efforts to (i) waive any limitation on health coverage of such Continuing Associates due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health (to the extent such conditions, exclusions, limitations, periods and requirements were waived or satisfied as of immediately prior to the Closing under comparable Company Employee Plans) and (ii) for purposes of deductibles, co-payments, out-of-pocket maximums, and allowances, credit each Continuing Associate for amounts paid during the plan year in which the Closing occurs to the same extent that such amounts paid were recognized under the corresponding health or welfare benefit plan of the Company.

(c) The Company and Parent acknowledge and agree that all provisions contained in this Agreement are included for the sole benefit of the respective parties. Nothing in this Agreement shall, or shall be construed so as to: (i) prevent or restrict in any way the right of Parent or its Affiliates to terminate, reassign, promote or demote any Continuing Associate (or to cause any of the foregoing actions) at any time, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Continuing Associates, (ii) create any third-party rights in any such current or former service provider (or any beneficiaries or dependents thereof), including any right to continued employment, (iii) constitute an amendment, termination or modification of any Parent Plan or (iv) obligate the Company, Parent or any Affiliates thereof to adopt or maintain any Parent Plan or other compensatory or benefits arrangement at any time or prevent the Company, Parent or any Affiliates thereof from modifying, continuing or terminating any Parent Plan, any Company Employee Plan or any other compensatory or benefits arrangement at any time.

6.7 Repayment of Insider Receivables. Prior to the Closing, the Company and any Company Securityholders subject to any Insider Receivables (in the case of such Company Securityholder, solely with respect to such Insider Receivables) shall cause any and all outstanding Insider Receivables to be paid in full.

6.8 Privilege; Counsel. Skadden, Arps, Slate, Meagher & Flom LLP; Lowenstein Sandler LLP; Gemini Law LLP and Parker Poe Adams & Bernstein LLP (collectively, “Counsel”) have each been engaged to represent the Company and/or its Subsidiaries in connection with the Contemplated Transactions. Parent (on its behalf and, after the Closing, on behalf of its Affiliates) hereby: (a) agrees that, in the event that a dispute arises after the Closing between Parent and/or any of its Affiliates, on the one hand, and any of the Indemnitors and/or any of their Affiliates, on the other hand, that relates to the negotiation, execution and performance of any of the Transaction Documents or the Contemplated Transactions, Counsel may represent the Indemnitors and/or any of their Affiliates or the Securityholders’ Representative in such dispute even though the interests of the Indemnitors and/or their Affiliates and the Securityholders’ Representative may be directly adverse to Parent, the Company or any of their respective Affiliates and even though Counsel may have represented the Company and/or its Subsidiary in a matter substantially related to such dispute prior to the Closing, (b) waives any conflict in connection therewith, and (c) agrees that it shall not assert any claim against Counsel in connection with a dispute referenced in clause (a) immediately above in respect of legal services accorded to the Company and/or its Subsidiaries by Counsel in connection with any of the Transaction Documents or the Contemplated Transactions. Parent (on its behalf and, after the Closing, on behalf of its Affiliates) further agrees that, as to all communications among Counsel on the one hand, and the Indemnitors, the Acquired Companies or their respective Affiliates on the other hand (including any of their respective directors, officers, managers, employees or agents), prior to the Closing, solely to the extent such communications relate to the negotiation, execution and performance of any of the Transaction Documents or the Contemplated Transactions (the “Current Representation”), the attorney-client privilege and the expectation of client confidence belongs to the applicable Indemnitors and shall be controlled by the Securityholders’ Representative on behalf of the Indemnitors and shall not pass to or be claimed by Parent or the Acquired Companies from and after the Closing. Parent (on its behalf and on behalf of its Affiliates) further understands and agrees that any disclosure of information that may be confidential and/or subject to a claim of privilege shall not prejudice or otherwise constitute a waiver of any claim of privilege. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Parent or the Acquired Companies and a third Person other than a party to this Agreement, the Acquired Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by Counsel to such third Person; provided, however, that the Acquired Companies may not waive such privilege without the prior written consent of the Securityholders’ Representative. Except with respect to the Current Representation, the parties hereto agree that, as to all communications among the Acquired Companies (including any of their respective directors, officers, managers, employees or agents), the attorney-client privilege and the expectation of client confidence shall continue to belong to the Acquired Companies and shall be controlled by the Acquired Companies and shall not pass to or be claimed by the Indemnitors or any of their Affiliates or the Securityholders’ Representative. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

6.9 Company Warrants. During the Pre-Closing Period, the Company shall use reasonable best efforts to (i) exercise its right to obtain a commercial license pursuant to the Election Notice or Section 2.3 of the License Agreement, (ii) issue Company Warrants to the counterparties to the License Agreement pursuant to the Election Notice or Section 5.2 of the License Agreement, (iii) cause such counterparties to exercise such Company Warrants at least four (4) Business Days prior to the Closing Date (which exercise may be conditioned upon (and effective immediately prior to) consummation of the Merger) and (iv) cause such counterparties to execute and deliver Joinder Agreements prior to the Closing in respect of the Company Common Shares issued upon such exercise. Concurrently with the issuance of such Company Warrants, the Company shall provide notice of the Contemplated Transactions in compliance with Section 4 of the Company Warrants.

6.10 Loan Facility. As promptly as practicable following the date of this Agreement (and in no event later than March 31, 2025), the Company and Parent shall enter into a loan facility agreement (the “Loan Agreement”) on the terms set forth in Exhibit J (the “Loan Term Sheet”), with such other terms as may be reasonably mutually agreed by the Company and Parent; provided that Parent shall not be required to agree to any such other terms which would adversely impact Parent in any material respect. In the event that the Company and Parent do not enter into the Loan Agreement prior to March 31, 2025 (or, if Parent is negotiating in good faith but the Loan Agreement is not yet entered into as of such date, April 15, 2025), (a) the amount of the Reverse Termination Fee shall thereafter be equal to $15,000,000 (instead of $10,000,000), and (b) the Company shall be permitted to consummate any equity or debt financing in an aggregate principal amount no greater than the maximum principal amount of the loan contemplated by the Loan Term Sheet; provided that (i) any payment and performance obligations of the Company under such equity or debt financing are fully extinguished at or prior to the Closing (including any obligation to issue equity or equity-linked securities of any Acquired Company), (ii) the Company reasonably consults with Parent prior to consummating any such financing and considers in good faith the comments of Parent on the definitive agreements therefor, (iii) the terms and conditions of such financing would not reasonably be expected to prevent, delay or impair the consummation of the Closing and (iv) in the event the Loan Agreement is subsequently entered into in accordance with the Loan Term Sheet, the Reverse Termination Fee shall thereafter be equal to $10,000,000.

Article VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations.

(a) Each of the representations and warranties set forth in the first sentence of Section 3.1(a) (Organization, Standing and Power to Conduct Business), Section 3.1(b), Sections 3.2(a)(ii) (except with respect to the first sentence therein), 3.2(a)(iii), 3.2(a)(iv), 3.2(a)(v), 3.2(e) and 3.2(h) (Capital Structure), Section 3.3 (Authority and Due Execution), clause (i) of Section 3.4(a) (Non-Contravention and Consents) and Section 3.14 (Brokers’ and Finders’ Fees) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing (except for such representations and warranties qualified by “material,” “materiality” or “Material Adverse Effect,” which shall be true and correct in all respects), other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all material respects or all respects, as applicable, as of such earlier date;

(b) each of the representations and warranties set forth in Section 3.2(a)(i), the first sentence of Section 3.2(a)(ii), the first sentence of Section 3.2(b) and the first sentence of Section 3.2(d) (Capital Structure) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (in each case (x) other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date and (y) except for de minimis inaccuracies);

(c) the representation and warranty set forth in clause (b) of the first sentence of Section 3.21 (Absence of Changes) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing; and

(d) each of the other representations and warranties of the Company contained in Article III of this Agreement (disregarding all materiality, Material Adverse Effect and similar qualifiers contained therein) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except, in the case of this clause (d), if the failure of such representations and warranties to be accurate would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided, however, that: any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded for purposes of this Section 7.1.

7.2 Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects.

7.3 Governmental Consents. All filings with and Consents of any Governmental Entity identified on Schedule 7.3 shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Legal Requirement imposed by any Governmental Entity identified on Schedule 7.3 preventing, prohibiting or otherwise restraining the consummation of any of the Contemplated Transactions shall have expired or been terminated.

7.4 No Material Adverse Effect. There shall not have occurred any Material Adverse Effect that is continuing.

7.5 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of any of the Contemplated Transactions shall have been issued by any Governmental Entity of competent jurisdiction in a jurisdiction where either Parent and its Affiliates or the Acquired Companies operate or intend to operate as of the date hereof their respective businesses or own any material assets (a “Specified Governmental Entity”) and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Contemplated Transactions by a Specified Governmental Entity that (i) makes the consummation of any of the Contemplated Transactions illegal or (ii) imposes or purports to impose a Burdensome Condition.

7.6 No Legal Proceedings. No Specified Governmental Entity shall have commenced any Legal Proceeding that remains pending: (a) challenging any of the Contemplated Transactions or seeking to impose a Burdensome Condition; (b) prohibiting any of the Contemplated Transactions; or (c) that would reasonably be expected to result in the imposition of criminal liability on Parent, any Affiliate of Parent or any Acquired Company or any officer or director of Parent, any Affiliate of Parent or any Acquired Company in connection with any of the Contemplated Transactions.

7.7 Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained.

7.8 Withdrawal from Employee Plans. The Company shall have withdrawn participation from the Company Employee Plans to the extent required pursuant to Section 5.5 and shall have provided Parent with reasonably satisfactory evidence thereof.

7.9 Section 280G Shareholder Solicitation. Evidence reasonably satisfactory to Parent that any stockholder approval required pursuant to Section 6.5 was solicited in conformity with Section 280G and the regulations promulgated thereunder and that either: (a) the requisite stockholder approval was obtained with respect to any payments and benefits that were subject to the stockholder approval; or (b) such stockholder approval was not obtained and as a consequence, the Section 280G Payments waived as contemplated by Section 6.5 shall not be made or provided (or shall be returned).

7.10 Company Transaction Documents. Each of the Company Transaction Documents delivered on or prior to the date hereof or during the Pre-Closing Period shall not have been revoked, rescinded or otherwise repudiated by the Company.

7.11 Company Warrants. The Election Notice shall not have been revoked, rescinded or otherwise repudiated by any of the signatories thereto, and the Company shall have delivered evidence reasonably satisfactory to Parent that (a) the Company issued Company Warrants to the counterparties to the License Agreement pursuant to the Election Notice or Section 5.2 of the License Agreement and no obligation to issue Company Warrants remains outstanding, and (b) such counterparties exercised such Company Warrants (which exercise may be conditioned upon (and effective immediately prior to) consummation of the Merger) or the Company Warrants have otherwise been terminated in full (or will terminate in full upon the consummation of the Merger).

7.12 Other Closing Deliverables. Parent shall have received all of the agreements and documents set forth in Section 2.2.

Article VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligation of the Company to consummate the Contemplated Transactions is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. Each of (a) the representations and warranties set forth in Section 4.1 (Standing), Section 4.2 (Authority and Due Execution) and Section 4.6 (Brokers’ and Finder Fees) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date) and (b) the other representations and warranties of Parent contained in this Agreement (disregarding all materiality and similar qualifiers contained therein) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except, in the case of each of the foregoing clauses (a) and (b), if the failure of such representations and warranties to be accurate would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent to perform its obligations under this Agreement or to consummate the Contemplated Transactions.

8.2 Performance of Covenants. The covenants and obligations that Parent and Merger Sub are each required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects.

8.3 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of any of the Contemplated Transactions shall have been issued by any Specified Governmental Entity and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Contemplated Transactions by a Specified Governmental Entity that makes the consummation of any of the Contemplated Transactions illegal.

8.4 Governmental Consents. All filings with and Consents of any Governmental Entity identified on items 1 and 2 of Schedule 7.3 shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Legal Requirement imposed by any Governmental Entity identified on items 1 and 2 of Schedule 7.3 preventing, prohibiting or otherwise restraining the consummation of any of the Contemplated Transactions shall have expired or been terminated.

8.5 Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained.

Article IX

TERMINATION

9.1 Termination Events. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of Parent and the Company;

(b) by Parent or the Company if the Closing has not taken place on or before 5:00 p.m. (Eastern Time) on July 27, 2025 (the “End Date”); provided, however, that if on such date, a condition to Closing set forth in any of Sections 7.3, 7.5, 7.6, 8.3 or 8.4 (solely in respect of Antitrust Laws, Foreign Investment Laws or the items on Schedule 7.3) shall not have been satisfied, then the End Date shall be automatically extended to 5:00 p.m. (Eastern Time) on October 27, 2025; provided, further, that if on such date set forth in the immediately preceding proviso, a condition to Closing set forth in any of Sections 7.3, 7.5, 7.6, 8.3 or 8.4 (solely in respect of Antitrust Laws, Foreign Investment Laws or the items on Schedule 7.3) shall not have been satisfied, then the End Date shall further be automatically extended to 5:00 p.m. (Eastern Time) on January 27, 2026; provided further, however, that a party shall not be entitled to terminate this Agreement pursuant to this Section 9.1(b) if any failure on the part of such party to comply with or perform any covenant or obligation of such party set forth in this Agreement was the principal cause of, or resulted in, the failure of the Closing to take place by the End Date;

(c) by Parent or the Company if: (i) a Specified Governmental Entity shall have issued a final and non-appealable Order or shall have taken any other final and non-appealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Specified Governmental Entity that would make consummation of the Merger illegal and such Legal Requirement is final and non-appealable;

(d) by Parent if: (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that any of the conditions set forth in Section 7.1 would not be satisfied, if such inaccuracy existed as of the Closing (and such condition is not waived in writing by Parent); (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied (and such condition is not waived in writing by Parent); or (iii) a Material Adverse Effect shall have occurred; provided, however, that, in the case of clauses (i) and (ii) only, if an inaccuracy in any of the representations or warranties of the Company as of a date subsequent to the date of this Agreement, or a breach of a covenant by the Company, is curable by the Company, as applicable, through the use of reasonable best efforts within thirty (30) days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (such thirty (30)-day period, the “Company Cure Period”), then, so long as the Company continues to exercise reasonable best efforts during the Company Cure Period to cure such inaccuracy or breach, Parent may not terminate this Agreement under this Section 9.1(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(d) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period) and provided further, the right to terminate this Agreement shall not be available to Parent if Parent is then in material breach of any representation, warranty or covenant set forth in this Agreement, which breach would give rise to the failure of any condition set forth in Article VIII;

(e) by the Company if: (i) any of Parent’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.1 would not be satisfied, if such inaccuracy existed as of the Closing (and such condition is not waived in writing by Company); or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied (and such condition is not waived in writing by Company); provided, however, that if an inaccuracy in any of Parent’s representations or warranties as of a date subsequent to the date of this Agreement, or a breach of a covenant by Parent, is curable by Parent through the use of reasonable best efforts within thirty (30) days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (such thirty (30)-day period, the “Parent Cure Period”), then, so long as Parent continues to exercise reasonable best efforts during the Parent Cure Period to cure such inaccuracy or breach, the Company may not terminate this Agreement under this Section 9.1(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period) and provided further, the right to terminate this Agreement shall not be available to Company if the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement, which breach would give rise to the failure of any condition set forth in Article VIII; or

(f) by Parent if the Initial Written Consent shall not have been obtained and delivered to Parent within twenty-four (24) hours following the execution of this Agreement.

9.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 9.1, then Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 9.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

9.3 Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.1, then all further obligations of the parties under this Agreement shall terminate and there shall be no Liability or obligation on the part of any of the parties to this Agreement or any of their respective Affiliates or the respective Representatives of such party or its Affiliates; provided, however, that: (a) no party to this Agreement shall be relieved of any obligation or Liability arising from any Willful Breach by such party of any covenant or obligation, contained in this Agreement or any certificate delivered hereunder prior to its termination or any Fraud committed by such party; (b) the Company shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 6.2; (c) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in this Section 9.3, Section 9.4 and Article XI; and (d) Parent and the Company shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement and the Loan Agreement.

9.4 Reverse Termination Fee. Notwithstanding anything to the contrary in this Agreement, if Parent or the Company shall have terminated this Agreement pursuant to Section 9.1(b) or Section 9.1(c) (in the case of a termination by Parent, only if the Company would have been permitted to terminate under such provision at such time) and, at the time of such termination, all of the conditions set forth in Article VII shall have been satisfied (or, if any such conditions are by their nature to be satisfied at the Closing, are, on the date of such termination, capable of being satisfied) other than one or more of the conditions set forth in Section 7.3, Section 7.5 or Section 7.6 (in each case, solely if the applicable Consent, Order, Legal Requirement or Legal Proceeding giving rise to the failure of such condition arises under Antitrust Laws, Foreign Investment Laws or item 1 on Schedule 7.3), then Parent shall pay, by wire transfer of immediately available funds to an account designated by the Company, a fee of $10,000,000 in cash (the “Reverse Termination Fee”) within three (3) Business Days after such termination (or, if later, such time as the Company designates such account). In no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion. Each of the parties acknowledge that the agreements in this Section 9.4 are an integral part of this Agreement and that, without these agreements, the parties would not have entered into this Agreement. Accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 9.4, Parent shall pay to the Company its reasonable and documented out-of-pocket fees, costs, and expenses of enforcement (including its reasonable and documented attorneys’ fees and expenses), together with interest on the amount of the Reverse Termination Fee, as applicable, at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made (collectively, “Enforcement Expenses”). In the event the Reverse Termination Fee becomes due and payable, upon the payment by or on behalf of Parent of the Reverse Termination Fee and any Enforcement Expenses, none of the Indemnitees shall have any further liability arising out of or with respect to this Agreement or the Contemplated Transactions (other than in accordance with the Confidentiality Agreement and the Loan Agreement) to the Company, its current and future Affiliates or any of its and their respective Representatives (collectively, the “Company Parties”). Notwithstanding anything in this Agreement to the contrary, other than in accordance with the Confidentiality Agreement and the Loan Agreement, (i) in the event the Reverse Termination Fee becomes due and payable, payment from or on behalf of Parent of the Reverse Termination Fee pursuant to this Section 9.4 and any Enforcement Expenses shall be the sole and exclusive remedy of the Company Parties against the Indemnitees for any and all losses, damages or other liabilities suffered or incurred by the parties, any Company Party or any other Person arising out of or in connection with this Agreement (and the termination hereof), the Contemplated Transactions (and the abandonment thereof), or any matter forming the basis for such termination or abandonment, and (ii) upon payment of the Reverse Termination Fee, none of the Indemnitees shall have any further liability or obligation arising out of or relating to this Agreement or the Contemplated Transactions.

Article X

INDEMNIFICATION, ETC.

10.1 Survival of Representations, Etc.

(a) General Survival. Subject to Sections 10.1(b) and 10.1(e), the representations and warranties made by the Company in this Agreement (in each case other than with respect to the Fundamental Representations and the Specified Representations), and the rights of the Indemnitees contained in this Article X to be indemnified and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is [*] after the Closing Date; provided, however, that (i) if, at any time prior to the expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders’ Representative a Notice of Claim alleging an inaccuracy in or breach of any such representation or warranty, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved and (ii) if no Legal Proceeding has been actually asserted against the Securityholders’ Representative (on behalf of the Indemnitors) within [*] following the receipt of such Notice of Claim (the “Claim Extension Period”), the survival period shall terminate on the later of (A) the end of the survival period referenced above in this sentence, or (B) the end of the Claim Extension Period.

(b) Fundamental Representations; Specified Representations.

(i) Subject to Section 10.1(e), each Fundamental Representation, and the rights of the Indemnitees to be indemnified and reimbursed with respect to any breach of or inaccuracy in any Fundamental Representation, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is [*] after the expiration of the longest statute of limitations (as it may be extended) applicable to such Fundamental Representation (as such statute of limitations pertains to the subject matter of such Fundamental Representation or to the ability of Parent or any third party to make a claim relating to a breach of such Fundamental Representation, whichever is later); provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders’ Representative a Notice of Claim alleging an inaccuracy in or breach of any Fundamental Representation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved, provided further that if no Legal Proceeding has been actually asserted against the Securityholders’ Representative (on behalf of the Indemnitors) within the Claim Extension Period, the survival period shall terminate on the later of (i) the end of the survival period referenced above in this sentence, or (ii) the end of the Claim Extension Period.

(ii) Subject to Section 10.1(e), each Specified Representation, and the rights of the Indemnitees to be indemnified and reimbursed with respect to any breach of or inaccuracy in any Specified Representation, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is [*] after the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders’ Representative a Notice of Claim alleging an inaccuracy in or breach of any Specified Representation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved, provided further that if no Legal Proceeding has been actually asserted against the Securityholders’ Representative (on behalf of the Indemnitors) within the Claim Extension Period, the survival period shall terminate on the later of (i) the end of the survival period referenced above in this sentence, or (ii) the end of the Claim Extension Period.

(c) Covenants and Obligations. The covenants or obligations contained in this Agreement (i) of the Company required to be performed prior to or at the Closing shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is [*] after the Closing Date and (ii) of the Securityholders’ Representative required to be performed after the Closing shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is [*] following the expiration of the period of performance or compliance expressly contemplated by such covenants and obligations, or if no period is so expressly contemplated, shall survive until the expiration (or, in the case of covenants and obligations with respect to Taxes, [*] following the expiration) of the longest statute of limitations (as it may be extended) applicable to a breach of such covenant or obligation; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders’ Representative a Notice of Claim alleging a breach of any such covenant or obligation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved; provided further that if no Legal Proceeding has been actually asserted against the Securityholders’ Representative (on behalf of the Indemnitors) within the Claim Extension Period, the survival period shall terminate on the later of (i) the end of the survival period referenced above in this sentence, or (ii) the end of the Claim Extension Period.

(d) Parent Representations and Covenants. All representations and warranties made by Parent in this Agreement or in any certificate referred to in this Agreement, and any covenant or obligation of Parent contained in this Agreement required to be performed prior to or at the Closing, shall terminate and expire as of the Closing, and any liability of Parent with respect to such representations and warranties or covenants shall thereupon cease (subject to Parent’s actual performance of its obligations at Closing). Any breach of any covenant or obligation of Parent contained in this Agreement required to be performed after the Closing shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is [*] following the expiration of the period of performance or compliance expressly contemplated by such covenants and obligations, or if no period is so expressly contemplated, shall survive until the expiration of the longest statute of limitations (as it may be extended) applicable to a breach of such covenant or obligation; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to Parent a Notice of Claim alleging a breach of any such covenant or obligation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.

(e) Fraud. Notwithstanding anything to the contrary contained in this Agreement, the limitations set forth in Sections 10.1(a), 10.1(b) and 10.1(c) shall not apply in the event of any Fraud.

(f) Representations Not Limited. The Company and the Securityholders’ Representative (on behalf of the Indemnitors) hereby agree that: (i) the Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Article X relating to the representations, warranties, covenants and obligations of the Company, the Indemnitors and the Securityholders’ Representative are part of the basis of the bargain contemplated by this Agreement; and (ii) such representations, warranties, covenants and obligations, and the rights and remedies contained in this Article X that may be exercised by the Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Indemnitees shall be deemed to have relied upon such representations, warranties, covenants and obligations notwithstanding) any knowledge on the part of any of the Indemnitees or any of their respective Representatives, regardless of whether such knowledge was obtained through any investigation by any Indemnitee or any Representative of any Indemnitee or through disclosure by any Acquired Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.

(g) Sole Representations. The representations and warranties of the Company contained in this Agreement and the certificates annexed to this Agreement constitute the sole and exclusive representations and warranties made by or on behalf of the Acquired Companies in connection with the Acquired Companies and the transactions contemplated by this Agreement, and Parent understands, acknowledges and agrees that (i) all other representations and warranties made by or on behalf of the Acquired Companies of any kind or nature, express or implied, are specifically disclaimed by the Acquired Companies, and (ii) its purchase of the Company and the entry into and consummation of the transactions contemplated by this Agreement are not done in reliance upon any representation or warranty made by or on behalf of the Acquired Companies of any kind or nature, express or implied, except for the representations and warranties of the Company contained in this Agreement, the Disclosure Schedule, any other Transaction Document, and the certificates annexed hereto and thereto. Parent has knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of this Agreement and the transactions contemplated hereby. In connection with its investment decision, Parent expressly acknowledges that it and its Representatives have been afforded access to the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Acquired Companies.

10.2 Indemnification.

(a) Indemnification for Company Matters. From and after the Closing (but subject to Section 10.1 and the limitations set forth in this Article X), each Indemnitor shall, severally but not jointly, solely (other than in the case of Fraud on the part of such Indemnitor) to the extent of such Indemnitor’s respective Pro Rata Share, hold harmless and indemnify each of the Indemnitees from and against, and shall reimburse each of the Indemnitees for, any Damages that are suffered or incurred at any time by any of the Indemnitees or that any of the Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third party claim) and that arise from or are a result of:

(i) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the date of this Agreement (without giving effect to: (A) any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty; or (B) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);

(ii) any inaccuracy in or breach of any representation or warranty made by the Company (A) in this Agreement as if such representation or warranty was made at and as of the Closing or (B) in the Company Closing Certificate (in each case, without giving effect to (1) any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);

(iii) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in or omission of any information from the Closing Balance Sheet or the Closing Consideration Spreadsheet, including any failure to properly calculate or allocate the Adjusted Transaction Value (including the aggregate consideration each Company Securityholder is entitled to receive) or any other amount set forth on the Closing Consideration Spreadsheet, in each case other than any inaccuracy or omission adjusted pursuant to Section 1.8;

(iv) any breach of any covenant or obligation in this Agreement or any other Transaction Document (A) of the Company required to be performed prior to or at the Closing or (B) of the Securityholders’ Representative required to be performed after the Closing;

(v) regardless of the disclosure of any matter set forth in the Disclosure Schedule, but without duplication of any other provision of this Agreement, any Liability of or with respect to any Acquired Company relating to any Tax: (A) of or imposed on any Acquired Company with respect to any Pre-Closing Tax Period or for the portion of any Straddle Period ending on, and including, the Closing Date (as determined in accordance with Section 6.3(d)), determined as if each Acquired Company used the accrual method of Tax accounting throughout such periods and treating any advance payments, deferred revenues or other prepaid amounts received by an Acquired Company in such periods, and any Taxes thereon as attributable to such periods, regardless of when actually recognized for income Tax purposes; (B) of any other Person (other than an Acquired Company) for which any Acquired Company is liable (i) as result being or of having been a member of an affiliated, consolidated, combined, unitary or similar group of which any Acquired Company (or any predecessor to any Acquired Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6(a) or any analogous or similar Legal Requirement or (ii) as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business not primarily related to Taxes), or otherwise by operation of applicable Legal Requirements; or (C) that is (i) a Transfer Tax for which the Indemnitors are responsible pursuant to Section 6.3(g), (ii) a Transaction Payroll Tax or (iii) a withholding Tax that any Acquired Company or Withholding Agent is or was required to withhold in respect of compensatory payments made pursuant to this Agreement to Persons who are subject to taxation in the United States and one or more non-U.S. jurisdictions; in each case, other than (x) any Taxes included in the Accrued Tax Amount or the Company Transaction Expense Amount, in each case as finally determined pursuant to Section 1.8 or (y) any Taxes resulting from any action that Parent or its Affiliates (including, after the Closing, the Acquired Companies) take outside of the Ordinary Course of Business at any time on the Closing Date but after the Closing (other than as specifically contemplated by this Agreement) (collectively, “Pre-Closing Taxes”);

(vi) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim asserted or held by any current, former or alleged shareholder, option holder, warrant holder or other security holder of the Company or any other Acquired Company: (A) relating to this Agreement, any other Transaction Document or any of the Contemplated Transactions or any failure or alleged failure to comply with any provision of the Securityholders’ Agreement or the Charter Documents of any Acquired Company; (B) alleging or involving any ownership of, interest in or right to acquire any shares, other securities or assets of any Acquired Company; or (C) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 3.2, in Section 3.2 of the Disclosure Schedule or on the Closing Consideration Spreadsheet;

(vii) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim or right asserted or held by any Person who is or at any time was an officer or director of any Acquired Company involving a right or entitlement to indemnification, reimbursement or advancement of expenses or any other relief or remedy with respect to any act or omission on the part of such Person or any event or other circumstance that arose, occurred or existed at or prior to the Closing in connection with such Person’s role or capacity as an officer or director of any Acquired Company prior to the Closing; and

(viii) the amount of any deduction denied to the Company pursuant to the operation of Section 4999 of the Code, provided that the payment or benefit resulting in such denied deduction is attributable to an arrangement entered into and effective prior to the Closing between an Acquired Company and a disqualified individual described in Section 6.5; or

(ix) any Fraud on the part of or committed by any Acquired Company.

(b) Damage to Parent. The parties acknowledge and agree that if any Acquired Company suffers, incurs or otherwise becomes subject to any Damages indemnifiable in accordance with this Article X as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation set forth in this Agreement or in connection with any of the matters referred to in this Section 10.2, then (without limiting any of the rights of such Acquired Company as an Indemnitee) Parent shall also be deemed, by virtue of its direct or indirect ownership of the stock of such Acquired Company, to have incurred Damages indemnifiable in accordance with this Article X as a result of and in connection with such inaccuracy or breach or in connection with such matters.

10.3 Limitations.

(a) Threshold Amount. Subject to Section 10.3(b), no claim may be made by an Indemnitee pursuant to Section 10.2(a)(i) or Section 10.2(a)(ii) for any inaccuracy in or breach of representations and warranties in this Agreement (other than Fundamental Representations) until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of representations and warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds [*] (the “Threshold Amount”) in the aggregate, but excluding in the calculation of the Threshold Amount any Damages arising from any claim in respect of the inaccuracy or breach of representations and warranties (other than Fundamental Representations) which, in each case, does not amount to at least [*] in damages. If the total amount of such Damages exceeds the Threshold Amount, then the Indemnitees shall thereafter be entitled to be indemnified against and compensated and reimbursed for all such Damages in excess of the Threshold Amount and the Threshold Amount shall thereafter have no further effect on Parent’s available recovery of further Damages under this Article X.

(b) Applicability of Threshold Amount. The limitations set forth in Section 10.3(a) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Fundamental Representations; or (ii) the matters referred to in Sections 10.2(a)(iii) through 10.2(a)(ix).

(c) Cap for Breaches of General Representations. Subject to Section 10.3(d), the total dollar amount of the indemnification payments that the Indemnitors can be required to make to the Indemnitees pursuant to this Article X resulting from the matters referred to in Sections 10.2(a)(i), 10.2(a)(ii) and 10.2(a)(iv)(A) (in the case of 10.2(a)(iv)(A), except in the case of Willful Breach) shall be limited to (other than with respect to the Fundamental Representations) an amount equal to [*] (the “Cap”); provided that if the [*].

(d) Applicability of Cap. The limitation set forth in Section 10.3(c) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor pursuant to this Article X for or with respect to): (i) inaccuracies in or breaches of any of the Fundamental Representations; or (ii) any of the matters referred to in Sections 10.2(a)(iii), 10.2(a)(iv)(A) (in the case of 10.2(a)(iv)(A), only in the case of Willful Breach), 10.2(a)(iv)(B), 10.2(a)(v), 10.2(a)(vi), 10.2(a)(vii), 10.2(a)(viii) and 10.2(a)(ix). Subject to Section 11.4, the total amount of indemnification payments that each Indemnitor shall be required to make to the Indemnitees pursuant to Section 10.2 shall be limited to the aggregate amount of consideration such Indemnitor was entitled to receive (before deduction of any applicable Taxes) pursuant to Sections 1.5, 1.8 and 1.10 (with Indemnitors only being deemed to be entitled to receive Milestone Payments upon the actual achievement of the applicable Milestone Trigger Event and only being deemed to be entitled to receive the Escrow Amount upon the actual disbursement of the Escrow Fund).

(e) Effect of Indemnification Payments. To the extent permitted by applicable Legal Requirements, the parties shall treat any indemnification payments made pursuant to this Article X as adjustments to the aggregate consideration paid to the Indemnitors for the Company Securities.

(f) No Duplication. Notwithstanding anything in this Agreement to the contrary, no Indemnitee shall be entitled to indemnification under this Article X for any amounts taken into account in determining the Adjusted Transaction Value or any adjustment thereto pursuant to Section 1.8. Any liability for indemnification under this Article X shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(g) Losses Net of Insurance Proceeds and Third Party Recovery. The amount of any Damages for which indemnification is provided under this Article X shall be computed net of any insurance proceeds actually received by any Indemnitee, or any recovery from any third party alleged to be responsible for any Damages actually received by any Indemnitee, in each case, less any actual costs incurred in connection with pursuing such recovery and any increase in insurance premiums on account thereof. Any such amounts actually received by an Indemnitee after the occurrence of payment by or on behalf of the Indemnitors of Damages under this Article X shall be reasonably promptly paid to the Paying Agent for disbursement to the Indemnitors in accordance with their respective Pro Rata Share.

(h) Losses Net of Tax Benefits. The amount of any Damages for which indemnification is provided under this Article X shall be computed net of any Tax benefit actually realized (through a reduction of Taxes otherwise payable, or through a refund of Taxes previously paid, in each case, determined on a with or without basis) in the year of the payment or accrual of any such Damages by the Indemnitees or any of their respective Affiliates (including any group of corporations filing a Tax Return) from the incurrence or payment of any such Damages. To the extent that any such Tax benefit is not realized prior to the date the indemnity payment is made hereunder, then no later than fifteen (15) days after a Tax Return of the Indemnitee or any of its Affiliates (including the Acquired Companies or any group of corporations filing a Tax Return) has been filed that takes into account such Tax benefit, the Indemnitee shall pay to the Paying Agent (for further distribution to the Indemnitors) in immediately available funds the amount of such Tax benefit.

(i) Waiver of Certain Closing Conditions. Notwithstanding anything in this Agreement to the contrary, no Indemnitee shall be entitled to indemnification under this Article X for any Damages to the extent arising out of a waiver by Parent of any of the conditions to Closing in Section 7.3 in respect of items 3, 4 or 5 on Schedule 7.3; provided that the foregoing shall not limit Parent’s ability to recover under this Article X for any breach of any representation and warranty, or failure to perform of any covenant, of the Company under this Agreement.

10.4 No Contribution, Etc. Effective as of the Closing, the Securityholders’ Representative and each Indemnitor: (a) other than pursuant to the D&O Tail, expressly waives, and acknowledges and agrees that he, she or it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to reimbursement or advancement of expenses or other right or remedy against any Acquired Company, whether in such Person’s capacity as a securityholder, director, officer, manager, Representative or otherwise, or pursuant to the Securityholders’ Agreement, any Charter Document of any Acquired Company, any applicable Legal Requirement, any Contract or otherwise, in connection with any indemnification, or reimbursement obligation or any other liability to which such Person may become subject under or in connection with this Agreement or any other Transaction Document (including, for the avoidance of doubt, rights to indemnification, reimbursement or advancement of any costs or expenses incurred by such Person relating to the investigation, evaluation or defense of any claim by any Indemnitee under this Article X); and (b) expressly waives and releases any right of subrogation, contribution, advancement, reimbursement or indemnification and any other claim that the Securityholders’ Representative or such Indemnitor may have, against Parent, any Affiliate of Parent or any Acquired Company as of the date hereof, or in connection with any indemnification, or reimbursement obligation or any other liability to which such Person may become subject under or in connection with this Agreement or any other Transaction Document. Notwithstanding anything in this Section 10.4 to the contrary, nothing herein shall apply to (i) the Securityholders’ Representative’s rights to indemnification from the Indemnitors pursuant to Section 11.1(e), or (ii) the Securityholders’ Representative with respect to matters not related to the transactions contemplated by this Agreement.

10.5 Defense of Third-Party Claims.

(a) In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against any Acquired Company, Parent or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify or reimburse any Indemnitee pursuant to this Article X (excluding any Tax Proceeding, which shall be governed exclusively by Section 6.3(h)), the Securityholders’ Representative, on behalf of the Indemnitors, shall have the right, at its option (which will deemed to have been waived if not exercised by delivery of written notice to Parent within fifteen (15) Business Days of Securityholders’ Representative’s receipt of a Notice of Claim in respect thereof), to proceed with the defense of such claim or Legal Proceeding with counsel reasonably acceptable to Parent, other than any such claim or Legal Proceeding (v) relating to or otherwise arising in connection with any Intellectual Property Rights matter; (w) that seeks any non-monetary remedies (other than de minimis non-monetary remedies incidental to an award of monetary Damages); (x) in which an Indemnitee party to such claim or Legal Proceeding has been advised by counsel that a conflict of interest exists between the Indemnitee and the Indemnitors in connection with the defense of such claim or Legal Proceeding; (y) that would reasonably be expected to result in Damages that exceed the balance of Escrow Fund available at such time, taking into account any other claims under this Article X and any distributions of the Escrow Fund; or (z) that relates to or otherwise arises in connection with any criminal action, seeks criminal penalties against an Indemnitee or involves claims by a Governmental Entity against an Indemnitee; provided, that the Indemnitees party to such claim or Legal Proceeding may retain separate co-counsel at their sole cost and expense (other than with respect to any reasonable fees and expenses of such separate co-counsel (and any local counsel) that are incurred prior to the date on which the Securityholders’ Representative assumes control of the defense, which, notwithstanding the foregoing, shall constitute indemnifiable Damages of such Indemnitees) and participate in (but not control) the defense of such claim or Legal Proceeding. In the event the Securityholders’ Representative does not assume, or does not have the right to assume, the conduct and control of the defense of a claim or Legal Proceeding in accordance with this Section 10.5(a), the Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own. If Parent so proceeds with the defense of any such claim or Legal Proceeding, then:

(i) all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be indemnifiable as Damages of the Indemnitees under this Article X;

(ii) the Securityholders’ Representative shall be entitled to participate in the defense of such claim or Legal Proceeding at the expense of the Indemnitors with a counsel of the Securityholders’ Representative’s choice;

(iii) Parent shall, upon reasonable written request by the Securityholders’ Representative, provide the Securityholders’ Representative with periodic updates regarding the status of such claim or Legal Proceeding; and

(iv) Parent shall not settle or compromise any claim or Legal Proceeding without the prior written consent of the Securityholders’ Representative, which consent will not be unreasonably withheld, delayed or conditioned; provided, that no such consent will be required if (A) Parent agrees in writing to forego its right to indemnification pursuant to Section 10.2 in respect of such claim or Legal Proceeding, (B) Parent reasonably believes itself to be exposed to Damages in excess of, either individually or when aggregated with any other pending claims, the relevant limitations on indemnification set forth in Sections 10.3(c) and 10.3(d) at such time or (C) such settlement or compromise consists solely of non-monetary remedies against any Indemnitee for which no indemnification will be sought pursuant to Section 10.2; provided, further, that Parent shall (x) use its commercially reasonable efforts to obtain in such settlement a release of the Company Securityholders and the Company with respect to all such claims or Legal Proceedings and (y) reasonably consult with the Securityholders’ Representative prior to entering into any such settlement (it being understood that: (I) if Parent requests that the Securityholders’ Representative consent to a settlement, adjustment or compromise, then the Securityholders’ Representative shall not unreasonably withhold, condition or delay such consent; and (II) if the Securityholders’ Representative has consented to or deemed to have consented to any settlement, adjustment or compromise, then the Indemnitors shall have no power or authority to object under any provision of this Article X to the amount of such settlement, and the Indemnitees shall be entitled to recover as Damages the amount of such settlement in accordance with this Article X).

(b) If the Securityholders’ Representative is defending a claim or Legal Proceeding in accordance with Section 10.5(a), then the Securityholders’ Representative may proceed with the defense of such claim or Legal Proceeding at the expense of the Indemnitors and shall, upon reasonable written request by Parent, provide Parent with periodic updates regarding the status of such claim or Legal Proceeding. So long as the Securityholders’ Representative has assumed or is participating in the defense of a claim or Legal Proceeding in accordance with Section 10.5(a) and in good faith, Parent shall reasonably cooperate with the Securityholders’ Representative by providing records and information to the Securityholders’ Representative that are reasonably relevant to such claim or Legal Proceeding. The Securityholders’ Representative shall not settle or compromise any claim or Legal Proceeding of which it has assumed the defense pursuant to Section 10.5(a) without the prior written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned.

(c) Each of the Securityholders’ Representative and Parent shall make available to the other any documents or materials in their respective possession or control reasonably requested by the other in writing that may be reasonably necessary to the defense of any claim or Legal Proceeding.

(d) Parent shall give the Securityholders’ Representative prompt notice of the commencement of any claim or Legal Proceeding against any Indemnitee with respect to which Parent intends to demand indemnification (on behalf of any Indemnitee) from the Indemnitors; provided, however, that any failure on the part of Parent to so notify the Securityholders’ Representative shall not limit any of the obligations of the Indemnitors under this Article X (except to the extent such failure actually materially prejudices the defense of such claim or Legal Proceeding).

10.6 Indemnification Claim Procedure. Any claim for indemnification or reimbursement pursuant to this Article X (whether or not related to a claim or Legal Proceeding asserted or commenced by a third party) shall be brought and resolved exclusively as follows:

(a) Notice of Claim. If any Indemnitee has or claims in good faith to have incurred, paid, accrued, reserved or suffered, or believes in good faith that it may incur, pay, accrue, reserve or suffer, Damages for which it is or may be entitled to be held harmless, indemnified or reimbursed under this Article X or for which it is or may be entitled to a monetary or other remedy (including in the case of a claim based on Fraud), then Parent (on behalf of any such Indemnitee) shall deliver a notice of claim (a “Notice of Claim”) to the Securityholders’ Representative. Each Notice of Claim shall, with respect to each claim contained therein: (i) contain a reasonable description and explanation of the facts and circumstances giving rise to such claim, and the nature of the inaccuracy, breach of warranties, covenants or claims to which such Notice of Claims is related, specifying one or more such provisions of this Agreement; (ii) if practicable, contain a good faith, non-binding, preliminary estimate of the total dollar amount to which the Indemnitee might be entitled in respect of such claim (the aggregate dollar amount of such estimate, as it may be modified by such Indemnitee from time to time, being referred to as the “Claimed Amount”); and (iii) attach copies of any written claim or Legal Proceeding asserted or commenced by a third party related to such Notice of Claim to the extent applicable and available. The Securityholders’ Representative and the Indemnitors hereby waive, and agree not to assert, any rights or defenses they might otherwise have in connection with any delay by Parent (on behalf of any Indemnitee) in delivering a Notice of Claim (provided that such Notice of Claim is delivered to the Securityholders’ Representative prior to the expiration of the applicable survival period specified in Section 10.1), except to the extent such delay actually materially prejudices the defense of such claim or Legal Proceeding. For the avoidance of doubt, the payment of any Claimed Amount by or on behalf of the Indemnitors in respect of a claim shall not preclude Parent from submitting an additional Notice of Claim in respect of the subject matter of such claim if the Indemnitees’ Damages in respect of such claim exceed the Claimed Amount (provided that any such additional Notice of Claim shall only relate to and any liability of the Indemnitors thereunder shall not exceed such excess). The failure to promptly notify the Securityholders’ Representative hereunder, shall not relieve the Indemnitors of their obligations hereunder except to the extent (and only to the extent) that the applicable Indemnitors are actually and materially prejudiced by such failure. Notwithstanding the foregoing, any claim with respect to which a Notice of Claim was not delivered to the Securityholders’ Representative prior to the end of the relevant survival period as set forth in Sections 10.1(a), 10.1(b) and 10.1(c), shall be deemed to have been waived and shall be absolutely and forever barred and unenforceable, null and void, and of no force or effect whatsoever and the Indemnitors shall have no liability with respect thereto.

(b) Dispute Procedure. During the thirty (30)-day period commencing upon the delivery by Parent (on behalf of any Indemnitee) to the Securityholders’ Representative of a Notice of Claim (the “Dispute Period”), the Securityholders’ Representative may deliver to Parent a written response (the “Response Notice”) in which the Securityholders’ Representative: (i) agrees that the full Claimed Amount is owed to such Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to such Indemnitee; or (iii) states that no part of the Claimed Amount is owed to such Indemnitee. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Securityholders’ Representative asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any modifications by Parent (on behalf of any Indemnitee) to the Claimed Amount set forth in one or more additional Notices of Claim, provided that Parent provides a reasonable written description and explanation of the facts and circumstances giving rise to such modification). If a Response Notice is not received by Parent prior to the expiration of the Dispute Period, then the Securityholders’ Representative shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.

(c) Payment of Claimed Amount. If (x) the Securityholders’ Representative delivers a Response Notice to Parent agreeing that the full Claimed Amount is owed to the Indemnitee or (y) the Securityholders’ Representative does not deliver a Response Notice to Parent during the Dispute Period, then, as promptly as practicable and in any event within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period: (i) Parent and the Securityholders’ Representative shall issue joint written instructions to the Escrow Agent to pay the Claimed Amount to the Indemnitee from the Escrow Fund in accordance with this Section 10.6 and the Escrow Agreement; and (ii) if the amount available in the Escrow Fund is insufficient to cover the full Claimed Amount, then, subject to the limitations provided for in Section 10.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee.

(d) Payment of Agreed Amount. If the Securityholders’ Representative delivers a Response Notice to Parent during the Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then, as promptly as practicable and in any event within ten (10) Business Days following the delivery of such Response Notice: (i) Parent and the Securityholders’ Representative shall issue joint written instructions to the Escrow Agent to pay the Agreed Amount to the Indemnitee from the Escrow Fund in accordance with this Section 10.6 and the Escrow Agreement; and (ii) if the amount available in the Escrow Fund is insufficient to cover the full Agreed Amount, then, subject to the limitations provided for in Section 10.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee.

(e) Resolution Between the Parties. If the Securityholders’ Representative delivers a Response Notice to Parent during the Dispute Period indicating that there is a Contested Amount, then the Securityholders’ Representative and Parent shall attempt in good faith to resolve the dispute related to the Contested Amount. If Parent and the Securityholders’ Representative resolve such dispute, then their resolution of such dispute shall be binding on the Securityholders’ Representative and the Indemnitors and the Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by Parent and the Securityholders’ Representative. As promptly as practicable and in any event within ten (10) Business Days following the execution of such settlement agreement (or such shorter period of time as may be set forth in such settlement agreement): (i) Parent and the Securityholders’ Representative shall issue joint written instructions to the Escrow Agent to pay the Stipulated Amount to the Indemnitee from the Escrow Fund in accordance with this Section 10.6 and the Escrow Agreement; and (ii) if the amount available in the Escrow Fund is insufficient to cover the full Stipulated Amount, then, subject to the limitations provided for in Section 10.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee.

(f) Dispute Resolution. If the Securityholders’ Representative and Parent are unable to resolve the dispute relating to any Contested Amount during the Dispute Period, then either Parent (on behalf of any Indemnitee) or the Securityholders’ Representative may commence and pursue a Legal Proceeding to resolve such dispute and enforce its rights with respect thereto in any court of competent jurisdiction in accordance with Section 11.10(b) (an “Unresolved Dispute”). Upon the final resolution of an Unresolved Dispute, as promptly as practicable and in any event within ten (10) Business Days following the entry of the final judgment of a court of competent jurisdiction or a settlement agreement between the parties resolving such Unresolved Dispute, or such shorter period of time as may be set forth in such final judgment or settlement agreement: (i) Parent and the Securityholders’ Representative shall issue joint written instructions to the Escrow Agent to pay the Indemnitee the amount awarded to the Indemnitee, if any, in such Unresolved Dispute (the “Award Amount”) from the Escrow Fund in accordance with this Section 10.6 and the Escrow Agreement; and (ii) if the amount available in the Escrow Fund is insufficient to cover the full Award Amount, then, subject to the limitations provided for in Section 10.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee.

(g) Release of Escrow Fund. Promptly after the [*] anniversary of the Closing Date (the “Release Date”), Parent shall notify the Securityholders’ Representative in writing of the aggregate dollar amount that Parent determines in good faith to be necessary to satisfy all Unresolved Claims as of the Release Date (such amount being referred to as the “Unresolved Claim Retained Amount”). If the amount remaining in the Escrow Fund as of the Release Date exceeds the Unresolved Claim Retained Amount (such excess amount, the “Initial Release Amount”), then within five (5) Business Days after the Release Date, Parent and the Securityholders’ Representative shall, subject to Section 10.6(j), issue joint written instructions to the Escrow Agent to release to the Paying Agent from the Escrow Fund in accordance with the Escrow Agreement an amount equal to the Initial Release Amount. Parent will instruct the Paying Agent to promptly thereafter distribute to each Indemnitor its Pro Rata Share of the Initial Release Amount.

(h) Resolution of Unresolved Claims. Following the Release Date, if an Unresolved Claim is finally resolved, then within five (5) Business Days after the final resolution of such Unresolved Claim and the delivery to the Indemnitee of any amount required to be delivered to the Indemnitee from the Escrow Fund or the Indemnitors pursuant to Article X in accordance with such resolution, Parent and the Securityholders’ Representative shall, subject to Section 10.6(j), issue joint written instructions to the Escrow Agent to release to the Paying Agent from the Escrow Fund in accordance with the Escrow Agreement the positive amount, if any (the amount calculated in clauses (A) and (B), a “Subsequent Release Amount”) equal to (A) the amount then contained in the Escrow Fund after paying the resolved amount in respect of such Unresolved Claim minus (B) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Claims. Parent will instruct the Paying Agent to promptly thereafter distribute to each Indemnitor its Pro Rata Share of the Subsequent Release Amount.

(i) Recourse to Escrow Fund. All claims by an Indemnitee for indemnification or reimbursement pursuant to this Article X shall be recovered: (i) first, from the Escrow Fund in accordance with the procedures set forth in this Section 10.6; and (ii) second, directly from the Indemnitors in accordance with their respective Pro Rata Shares, so long as (A) the Escrow Fund has been exhausted, (B) the Escrow Fund has been released and the applicable claim survives such release or (C) the aggregate amount of the claims made by the Indemnitees for indemnification or reimbursement pursuant to this Article X exceeds the amount then remaining in the Escrow Fund.

(j) Other Terms of Release of Escrow Fund. Notwithstanding anything to the contrary contained in this Agreement, each distribution to be made from the Escrow Fund to a particular Indemnitor shall be affected via the Paying Agent in accordance with the payment delivery instructions set forth on the Closing Consideration Spreadsheet (unless the applicable Indemnitor provides updated payment delivery instructions to Parent and the Paying Agent) and in accordance with such Indemnitor’s Pro Rata Share set forth in the Closing Consideration Spreadsheet at Closing (unless the Securityholders’ Representative provides the Paying Agent with an updated Closing Consideration Spreadsheet in accordance with Section 11.1(g)). All instructions delivered to the Escrow Agent pursuant to this Section 10.6 shall comply with the provisions of Section 10.6(j).

10.7 Exercise of Remedies Other Than by Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any claim for indemnification or reimbursement or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such claim for indemnification or reimbursement or the exercise of such other remedy.

10.8 Exclusive Remedy. Notwithstanding anything else in this Agreement to the contrary, except (a) in the event of Fraud, (b) for equitable remedies, (c) for, without duplication, the remedies set forth in Section 1.8 or Section 1.11, and (d) for claims against an Indemnitor under another Transaction Document to which it is a party, from and after the Closing, the rights to indemnification and reimbursement set forth in this Article X shall be the sole and exclusive post-Closing remedy of the Indemnitees against the Indemnitors for any remedy or Damages with respect to any matter in any way arising from or relating to this Agreement or any certificate delivered hereunder or the transactions contemplated hereby, regardless of the legal theory under which such remedy or Damages may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise.

Article XI

MISCELLANEOUS PROVISIONS

11.1 Securityholders’ Representative.

(a) Appointment. By virtue of the execution and delivery of a Joinder Agreement or Equity Award Holder Acknowledgement Agreement, as applicable, the adoption of this Agreement and approval of the Merger by the Company Stockholders, or participating in the Merger and receiving the benefits thereof, each Indemnitor is hereby deemed to have irrevocably nominated, constituted and appointed (i) the Company, effective from the date of this Agreement until immediately prior to the Closing, as the representative, agent and true and lawful attorney in fact of such Indemnitor, with full power of substitution, to act in the name, place and stead of such Indemnitor for all purposes in connection with this Agreement and any related agreements, including for purposes of (a) negotiating disputes arising under, or relating to, this Agreement, (b) executing and delivering any amendment or waiver to this Agreement (without the prior approval of the Indemnitors) and (c) taking all other actions explicitly required by this Agreement to be taken by or on behalf of the Indemnitors in connection with this Agreement, and (ii) the Securityholders’ Representative, effective as of the Closing, as the representative, agent and true and lawful attorney in fact of such Indemnitor, with full power of substitution, to act in the name, place and stead of such Indemnitor for all purposes in connection with this Agreement and any related agreements, including for purposes of (a) negotiating disputes arising under, or relating to, this Agreement, (b) executing and delivering any amendment or waiver to this Agreement (without the prior approval of the Indemnitors), (c) executing any documents and taking any actions that the Securityholders’ Representative may, in the Securityholders’ Representative’s sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification or reimbursement under Article X and in connection with the matters described in Section 1.8 and (d) taking all other actions explicitly required by this Agreement to be taken by or on behalf of the Indemnitors in connection with this Agreement. The Securityholders’ Representative hereby accepts such appointment as of the Closing.

(b) Authority. Each Indemnitor hereby grants to the Securityholders’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of such Indemnitor (in the name of such Indemnitor or otherwise) any and all documents that the Securityholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 11.1. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with any of the Contemplated Transactions: (i) each Indemnitee shall be entitled to deal exclusively with the Securityholders’ Representative on all matters relating to any claim for indemnification or reimbursement under Article X and on all matters described in Section 1.8; and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any such Indemnitor by the Securityholders’ Representative, and on any other action taken or purported to be taken on behalf of any such Indemnitor by the Securityholders’ Representative as, and each such document or action shall be, fully binding upon such Indemnitor.

(c) Power of Attorney. Each Indemnitor recognizes and intends that the power of attorney granted in Section 11.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Securityholders’ Representative; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of any Indemnitor.

(d) Replacement. If the Securityholders’ Representative shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, then the Indemnitors shall (by consent of Indemnitors collectively having Pro Rata Shares in excess of fifty percent (50%)), within ten (10) days after such death, resignation, disability or inability, appoint a successor to the Securityholders’ Representative (who shall be reasonably acceptable to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Representative as the Securityholders’ Representative hereunder. If for any reason there is no Securityholders’ Representative at any time, then all references herein to the Securityholders’ Representative shall be deemed to refer to the Indemnitors.

(e) Expense Fund. In furtherance of the foregoing, each Indemnitor authorizes Parent to withhold, or cause to be withheld, and deliver to the Securityholders’ Representative, an aggregate amount of cash equal to $500,000 (the “Expense Fund Amount”) from the amounts otherwise payable by Parent to the Indemnitors pursuant to Section 1.5, as applicable, with each Indemnitor contributing an amount equal to such Indemnitor’s Pro Rata Share of the Expense Fund Amount (such funds being referred to as the “Expense Fund”). The Indemnitors agree that the Expense Fund will be used for the purposes of paying directly, or reimbursing the Securityholders’ Representative for, any fees and expenses incurred in the performance of its duties pursuant to this Agreement. The Indemnitors will not receive any interest or earnings on the Expense Fund and hereby irrevocably transfer and assign to the Securityholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Indemnitors agree that the Securityholders’ Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence, bad faith or willful misconduct. The Securityholders’ Representative will hold the Expense Fund separate from its own funds, will not use the Expense Fund for its own corporate purposes and will not voluntarily make the Expense Fund available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Securityholders’ Representative responsibilities, the Securityholders’ Representative will deliver the balance of the Expense Fund to the Paying Agent for further distribution to the Indemnitors in accordance with their respective Pro Rata Shares. For applicable Tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnitors at the time of the Closing and any Tax withholding required with respect of an Indemnitor’s deemed receipt of its pro rata portion of the Expense Fund on the Closing Date shall be satisfied from such Indemnitor’s share of total consideration received at Closing and shall not reduce the amount of the Expense Fund. Notwithstanding anything to the contrary contained in this Agreement, Section 10.6(j) shall apply mutatis mutandis to any amounts to be released by the Securityholders’ Representative from the Expense Fund.

(f) Exculpation; Indemnification. The Securityholders’ Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its bad faith, gross negligence or willful misconduct. The Securityholders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnitors shall indemnify the Securityholders’ Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the bad faith, gross negligence or willful misconduct of the Securityholders’ Representative, the Securityholders’ Representative will reimburse the Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. Representative Losses may be recovered by the Securityholders’ Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Indemnitors under this Agreement at such time as such amounts would otherwise be distributable to the Indemnitors; provided, that while the Securityholders’ Representative may be paid from the aforementioned sources of funds, this does not relieve the Indemnitors from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Securityholders’ Representative be required to advance its own funds on behalf of the Indemnitors or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnitors set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholders’ Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholders’ Representative or the termination of this Agreement. For purposes of this Section 11.1(f), “Representative Losses” shall not include income taxes based on the Securityholders’ Representative’s net income related to the engagement fee of the Securityholders’ Representative.

(g) Adjustments for Withholding Taxes. Notwithstanding anything to the contrary contained in this Agreement, if an Indemnitee has recovered from the Escrow Fund, or if Parent has set off against any Milestone Payment, any amount in respect of withholding Tax which was required to be withheld with respect to a particular Indemnitor, the Securityholders’ Representative shall thereafter prepare the updated Closing Consideration Spreadsheet(s) or Additional Consideration Spreadsheet(s), as applicable, such that the aggregate distributions to be made to such Indemnitor from the Escrow Fund or in respect of Milestone Payments are reduced by such amount (and accordingly increase any such distributions to the other Indemnitors by such amount in accordance with their Pro Rata Shares).

11.2 Performance of Covenants. Ultimate Parent hereby guarantees to the Company and the Securityholders’ Representative the performance of any covenant or obligation under this Agreement imposed on Parent, Merger Sub or any Affiliates of Parent in accordance with the terms of such covenant or obligation and pursuant to this Agreement; provided, however, notwithstanding anything to the contrary in this Section 11.2, the Company agrees that Ultimate Parent may assert, as a defense to, or discharge of, the payment or performance of any of its obligations under this Section 11.2, any defense or discharge that is or becomes available to Parent or Merger Sub pursuant to the terms and conditions of this Agreement. Ultimate Parent shall not be permitted to assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the Company (if prior to the Closing) or the Securityholders’ Representative (if following the Closing), as applicable. Ultimate Parent acknowledges and agrees that the provisions of Sections 11.6, 11.7, 11.8, 11.9, 11.10, 11.12, 11.13, 11.14, 11.15, 11.16, 11.17, 11.18 and 11.20 shall apply to Ultimate Parent as and to the same extent such provisions apply to Parent, mutatis mutandis.

11.3 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Contemplated Transactions.

11.4 No Waiver Relating to Claims for Fraud. The liability of any Person under Article X will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s Fraud. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article X, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s Fraud, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any such claim for Fraud; (b) subject to any applicable Legal Requirement, the time period during which a claim for Fraud may be brought; or (c) the recourse which any such party may seek against another Person with respect to a claim for such Person’s Fraud.

11.5 Fees and Expenses. Except as otherwise expressly set forth in this Agreement (including in Section 1.8(c)(ii), Section 6.3(g), Section 9.4, Article X, Section 11.1 or this Section 11.5), each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the Contemplated Transactions, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Parent and its Representatives with respect to the Acquired Companies’ business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review); (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Contemplated Transactions; (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the Contemplated Transactions and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (d) the consummation of the Contemplated Transactions; provided, however, that each of Parent and the Company shall bear and pay fifty percent (50%) of fees and expenses, other than attorneys’ fees, as and when incurred in connection with the filing by Parent or the Company of any notice or other document under any applicable Antitrust Law or competition, foreign investment or related Legal Requirement.

11.6 Attorneys’ Fees. If any Legal Proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions or the enforcement of any provision of this Agreement (other than with respect to a Disputed Item resolved in accordance with Section 1.8(c) or a claim for indemnification or reimbursement pursuant to Article X that is brought and resolved in accordance with Article X) is brought by one party against any other party hereto, then the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.7 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; and (b) if sent by email, when sent, provided that the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

If to Parent:

Lantheus Medical Imaging, Inc.

201 Burlington Road, South Building

Bedford, MA 01730

Attention: Dan Niedzwiecki, SVP, General Counsel and Corporate Secretary

Email: [*]

with a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Bill Roegge

Email: [*]

If to the Company:

Evergreen Theragnostics, Inc.

27 Commerce Street

Springfield, NJ 07081

Attention: James Cook; Dipesh Patel

Email: [*]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, Floor 23

Boston, MA 02116

Attention: Graham Robinson; Laura Knoll

Email: [*]

If to the Securityholders’ Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: [*]

11.8 Headings. The bold-faced and underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.9 Counterparts; Execution and Exchange by Electronic Means. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile, electronic mail (including email,.pdf or other digital copies of signatures) or another form of electronic signature or transmission, shall be sufficient to evidence the signatories’ intent to sign this Agreement and sufficient to bind the parties to the terms and provisions of this Agreement.

11.10 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement, and any Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies and in respect of the statute of limitations or any other limitations period applicable to any claim, controversy or dispute.

(b) Forum and Venue. Except as otherwise provided in Section 1.8 and Section 10.6, any Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), including a Legal Proceeding based upon fraud, shall be brought or otherwise commenced first, in the Court of Chancery within New Castle County in the State of Delaware (and any appellate court thereof located within such county) and to the extent such Court of Chancery (or appellate court thereof located within such county) lacks jurisdiction over the matter, exclusively in the federal courts of the United States of America located New Castle County in the State of Delaware (or appellate court thereof located within such county) (the “Specified Courts”). Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of the Specified Courts in connection with any such Legal Proceeding; (ii) agrees that the Specified Courts shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in the Specified Courts, any claim that such party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court. The parties hereby agree that mailing of process or other papers in connection with any such action, suit or Legal Proceeding in the manner provided in Section 11.7 and Section 11.20 or in such other manner as may be permitted by applicable Legal Requirements shall be valid and sufficient service thereof.

11.11 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and permitted assigns (if any); (b) Parent and its successors and assigns (if any); (c) the Securityholders’ Representative and its successors and permitted assigns, if any; and (d) the Indemnitors. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) the other Indemnitees; (iv) the Securityholders’ Representative; (v) solely with respect to Section 1.5(b), each holder of Company Capital Stock; (vi) solely with respect to Sections 1.5(c) and 1.5(d) (as applicable), each holder of a Company Equity Award; (vii) solely with respect to Section 5.10, the D&O Indemnified Parties; and (viii) the respective successors and permitted assigns (if any) of the foregoing. Parent shall not assign any or all of its rights or delegate any of its obligations under this Agreement, in whole or in part, to any other Person without obtaining the prior written consent or approval of the Company (if prior to the Closing) or the Securityholders’ Representative (if following the Closing), as applicable; provided, however, that Parent may assign any of its rights or delegate any of its obligations under this Agreement to a controlled Affiliate of Parent without the Company’s or the Securityholders’ Representative’s, as applicable, prior written consent. None of the Company, any Indemnitor or the Securityholders’ Representative (subject to Section 11.1(d)) shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Parent’s prior written consent. Any attempted assignment or delegation by any party in violation of this Section 11.11 shall be null and void.

11.12 Remedies Cumulative; Specific Performance. Except as expressly set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree any breach or threatened breach by any party of any covenant, obligation or other provision set forth in this Agreement would cause irreparable harm, and that in the event of any breach or threatened breach of this Agreement: (a) the other party shall be entitled, without proof of actual damages and without being required to prove that money damages are an inadequate remedy (in addition to any other remedy that may be available to it) to (i) a decree or Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (ii) an injunction restraining such breach or threatened breach; and (b) the other party shall not be required to provide any bond or other security in connection with any such decree, Order or injunction or in connection with any related action, suit or other Legal Proceeding.

11.13 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.14 Waiver of Jury Trial. Each of the parties hereto irrevocably waives any right to trial by jury in any action, suit or other Legal Proceeding arising out of or related to this Agreement or any of the Contemplated Transactions.

11.15 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company (including for and on behalf of the Indemnitors) and Parent and the Securityholders’ Representative; and (b) after the Closing Date, on behalf of Parent and the Securityholders’ Representative (including acting exclusively for and on behalf of the Indemnitors); provided, however, no amendment will be valid, enforceable or binding on any Indemnitor that either (i) alters or changes the amount or kind of consideration to be received or (ii) alters or changes any of the material terms or conditions of this Agreement, in each case in a manner that disproportionately and adversely affects an Indemnitor relative to any other Indemnitor, in each case, without the prior written consent of such Indemnitor.

11.16 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Legal Requirements.

11.17 Parties in Interest. Except for the provisions of Article X, which may be enforced by the Indemnitees as set forth in Article X, for the provisions of Sections 1.5(b), 1.5(c) and 1.5(d), which may be enforced solely by the Securityholders’ Representative on behalf of the applicable Company Securityholders, and for the provisions of Section 5.9, which may be enforced by the D&O Indemnified Parties, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person, other than Parent, Merger Sub, the Indemnitors, the Company, the Securityholders’ Representative and their respective successors and assigns (if any).

11.18 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Closing; and (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.

11.19 Disclosure Schedule. The Disclosure Schedule shall be arranged, for convenience only, in separate parts corresponding to the numbered and lettered Sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Disclosure Schedule; or (b) it is reasonably apparent from the actual text of the disclosure (without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation or warranty in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Legal Requirement or breach of any Contract. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant other than to the extent provided in this Agreement. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule.

11.20 Construction.

(a) Interpretation. Unless the express context otherwise requires: (i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural; (iii) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (iv) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like; (v) each reference to a Legal Requirement, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Legal Requirements, statutes, regulations or other government rules, and each reference to a Governmental Entity includes any successor Governmental Entity under applicable Legal Requirements from time to time; (vi) when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two (2) days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday), and if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day; and (vii) each reference to a “party” means a party to this Agreement.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) References. Except as otherwise indicated, all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively. Any Contract or statute defined or referred to in this Agreement or in Exhibit A means such Contract or statute, in each case, as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. Any Contract defined or referred to in this Agreement or in Exhibit A shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to in this Agreement or in Exhibit A shall include all rules and regulations promulgated thereunder.

(d) Dollars; Exchange Rate. All references in this Agreement to “dollars” or “$” shall mean U.S. dollars. Except as otherwise provided in this Agreement, for purposes of translating an amount denominated in a currency other than (i) euros into euros as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and euros quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date, or (ii) dollars into dollars as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date. Notwithstanding the foregoing, for purposes of determining the amount of Damages suffered or incurred by an Indemnitee in connection with any claim under Article X, any amount in respect of such claim, to the extent in a currency other than dollars, shall be converted from the applicable currency to dollars using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the day that is two trading days prior to the date on which the related claim is resolved (through mutual agreement, arbitration or otherwise).

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

LANTHEUS MEDICAL IMAGING, INC.
a Delaware corporation

By:	/s/ Brian Markison
Name:	Brian Markison
Title:	Chief Executive Officer

PROJECT HAZEL MERGER SUB, INC.
a Delaware corporation

By:	/s/ Brian Markison
Name:	Brian Markison
Title:	President

SOLELY FOR PURPOSES OF SECTION 11.2, LANTHEUS HOLDINGS, INC.
a Delaware corporation

By:	/s/ Brian Markison
Name:	Brian Markison
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

EVERGREEN THERAGNOSTICS, INC.,
a Delaware corporation

By:	/s/ James Cook
Name:	James Cook
Title:	President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
a Colorado limited liability company

By:	/s/ Corey Quinlan
Name:	Corey Quinlan
Title:	Director

[Signature Page to Merger Agreement]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“401(k) Plan” has the meaning set forth in Section 5.5.

“Accounting Firm” has the meaning set forth in Section 1.12.

“Accounting Principles” means GAAP applied in a manner consistent with the accounting methods, standards, policies, practices and estimation methodologies used to prepare the audited Financial Statements; provided, however, that in the event that such other methods, standards, policies, practices and methodologies do not comply with GAAP, GAAP will govern to the extent of such non-compliance.

“Accounting Referee” has the meaning set forth in Section 1.8(b).

“Accrued Tax Amount” means, without duplication, the aggregate dollar amount of all Taxes payable by the Acquired Companies with respect to any Pre-Closing Tax Period and the portion of any Straddle Period, in each case, ending on the Closing Date (as determined in accordance with the principles of this Agreement), or any Pre-Closing Tax Period ending prior to the Closing Date if the initial due date for filing the Tax Return or paying the Taxes for such Tax period has not occurred as of the Closing Date, determined in each case as if each Acquired Company used the accrual method of Tax accounting throughout such periods and treating any advance payments, deferred revenues or other prepaid amounts received by any Acquired Company in any such period, and any Taxes thereon, as attributable to such period, regardless of when actually recognized for income Tax purposes, and otherwise in accordance with the accounting practices and policies of such Acquired Company to the extent consistent with applicable Legal Requirements; provided that: (a) for purposes of calculating the amount of such Taxes, all Tax refunds, Tax receivables, and estimated Tax payments shall be taken into account solely to the extent available to actually offset liabilities for particular Taxes in particular jurisdictions, and the net operating losses, net capital losses, research and development Tax credits, research and experimentation Tax credits, foreign Tax credits or other Tax credits, and other similar Tax attributes of the Acquired Companies that in each case are allocable to any taxable period (or portion thereof) ending on or before the Closing Date under the principles of this Agreement shall be utilized to reduce the Accrued Tax Amount only to the extent permitted under applicable Legal Requirements on at least a “more likely than not” basis, to be utilized in such period with respect to such liability for Taxes; and (b) the Accrued Tax Amount shall not be less than zero in any jurisdiction or for any particular type of Tax; provided, further, that the Accrued Tax Amount shall not include any amount included in the Closing Indebtedness Amount or the Company Transaction Expense Amount and that actually resulted in a dollar-for-dollar reduction of the Adjusted Transaction Value.

“Acquired Companies” means: (a) the Company; (b) each Subsidiary of the Company; and (c) for purposes of Article III, each corporation or other Entity (if any) that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses (a) and (b).

“Acquired Company IP” means: (a) any Company Owned IP and (b) any Intellectual Property Right in which any of the Acquired Companies has (or purports to have) an exclusive license in any field or territory (“Exclusively Licensed IP”).

“Acquired Company Privacy Policy” means each written external or internal privacy policy or public-facing notice of any Acquired Company to the extent relating to the Processing of any Personal Data.

“Acquired Company System” means any information technology or computer system (including software, hardware, equipment, databases and telecommunications infrastructure) that is used in the conduct of the business of any of the Acquired Companies (including any Acquired Company web site) as of the date hereof.

“Acquisition Transaction” means any transaction or series of transactions involving: (a) the sale, license, sublicense or disposition of all or a material portion of any Acquired Company’s business or assets, including Intellectual Property and Intellectual Property Rights; (b) other than pursuant to a Company Employee Plan in a transaction permitted under Section 5.2, the grant, issuance, disposition or acquisition of: (i) any share capital, unit, membership interest or other equity security of, or Equity Interest in, any Acquired Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any share capital, unit or other equity security of, or Equity Interest in, any Acquired Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any share capital, unit or other equity security of any Acquired Company; or (c) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.

“Additional Consideration Spreadsheet” has the meaning set forth in Section 1.10(j).

“Adjusted Transaction Value” means an amount equal to: (a) $250,000,000; plus (b) the Aggregate Exercise Price; plus (c) the Closing Cash Amount; plus (d) any Working Capital Surplus Amount; minus (e) any Working Capital Shortfall Amount; minus (f) the Company Transaction Expense Amount; minus (g) the Closing Indebtedness Amount; minus (h) the Accrued Tax Amount, in each case of the foregoing clauses (c) through (h), as finally determined in accordance with Section 1.8, as applicable.

“Adjustment Amount” has the meaning set forth in Section 1.8(a).

“Adjustment Escrow Amount” means an amount in cash equal to [*].

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”

“Aggregate Exercise Price” means the aggregate cash exercise prices of all Company Options.

“Agreed Amount” has the meaning set forth in Section 10.6(b).

“Agreement” means the Merger Agreement to which this Exhibit A is attached (including the Disclosure Schedule).

“Agreement Date” has the meaning set forth in the introductory paragraph of the Agreement.

“Announcement Communications” has the meaning set forth in Section 6.2.

“Anti-Corruption Law” has the meaning set forth in Section 3.13(i)(i).

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable Legal Requirements (including non-U.S. laws and regulations) that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Award Amount” has the meaning set forth in Section 10.6(f).

“Books and Records” has the meaning set forth in Section 3.20.

“Burdensome Condition” has the meaning set forth in Section 6.1(d).

“Business Day” means any day other than: (a) a Saturday, Sunday or a U.S. federal holiday; or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Cancelled Shares” has the meaning set forth in Section 1.5(b)(ii).

“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020, and as may be amended from time to time).

“Cash” means all cash and cash equivalents of a Person, excluding (i) any and all cash that is not freely usable, distributable or transferable (including to the extent it is subject to restrictions or limitations on use, distribution or transfer by applicable Legal Requirement or Contract (such as a cash security deposit)) and other restricted balances subject to a dominion, control or similar agreement and (ii) an amount equal to the amount of any withholding or similar Tax that would be imposed upon the repatriation of any Cash to the United States; provided, however, upon the payoff of the Provident Bank Mortgage on the Closing Date, the restricted cash associated with the Provident Bank Mortgage (i.e., the “Reserved Funds” as defined in the Commercial Mortgage Note evidencing the Provident Bank Mortgage, in the amount of $750,000) will be included in Cash (and, for the avoidance of doubt, in the Closing Cash Amount); provided that such “Reserved Funds” are fully released by Provident Bank and fully available for immediate use by the Company promptly following the Closing (and in any event no later than sixty (60) days following the Closing).

[*]

“Certificate of Merger” has the meaning set forth in Section 1.1.

“Change of Control” means (A) an event or series of events by which any third party “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any (x) employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan or (y) any person or group affiliated with any equity holder of Parent or the Surviving Corporation as of immediately following the Effective Time) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of more than seventy percent (70%) of the outstanding capital stock of Parent entitled to vote for members of the board of directors or equivalent governing body of Parent (as applicable); (B) any merger, business combination, consolidation, recapitalization, tender or exchange offer or other similar transaction whereby the stockholders of Parent (together with their Affiliates) as of immediately prior to such transaction do not own directly or indirectly at least seventy percent (70%) of the outstanding capital stock of Parent immediately following such transaction; or (C) any sale of assets or business of Parent or the Surviving Corporation that constitutes at least eighty-five percent (85%) of the total revenue, net income, or consolidated assets of Parent or its Subsidiaries, taken as a whole.

“Charter Document” means (a) the certificate or articles of incorporation or organization and any limited liability company, operating or partnership agreement adopted or filed in connection with the creation, formation or organization of such Person, and (b) all bylaws of such Person, in the case of each of clauses (a) and (b), as amended or supplemented as of the date of determination.

“Claim Extension Period” has the meaning set forth in Section 10.1(a).

“Claimed Amount” has the meaning set forth in Section 10.6(a).

“Clinical Trial” means a human clinical study conducted on sufficient numbers of human subjects that is designed to (a) establish that a pharmaceutical product is reasonably safe for continued testing, (b) investigate the safety and efficacy of the pharmaceutical product for its intended use, and to define warnings, precautions and adverse reactions that may be associated with the pharmaceutical product in the dosage range to be prescribed or (c) support regulatory approval of such pharmaceutical product or label expansion of such pharmaceutical product.

“Closing” has the meaning set forth in Section 2.1.

“Closing Balance Sheet” has the meaning set forth in Section 1.7(a).

“Closing Cash Amount” means the aggregate dollar amount of Cash held by the Acquired Companies as of immediately prior to the Closing, determined in accordance with the Accounting Principles.

“Closing Consideration Spreadsheet” has the meaning set forth in Section 1.7(a).

“Closing Consideration Spreadsheet Certificate” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Indebtedness Amount” means the sum of, without duplication: (a) the aggregate dollar amount of Company Indebtedness as of immediately prior to the Closing; plus (b) the sum of the aggregate dollar amount paid and the aggregate dollar amount payable pursuant to the Payoff Letter, determined in accordance with the Accounting Principles; provided, however, that the Closing Indebtedness Amount shall not include any amount included in the Company Transaction Expense Amount or the Accrued Tax Amount and, in each case, actually reflected on a dollar-for-dollar basis in the calculation of the Adjusted Transaction Value.

“Closing Statement” has the meaning set forth in Section 1.8(a).

“Closing Working Capital Amount” means an amount equal to (a) the aggregate dollar amount of the consolidated current assets of the Acquired Companies (other than any asset that is included in the Closing Cash Amount and excluding any Tax asset or any category of current assets excluded from current assets in the sample calculation of the Closing Working Capital Amount set forth on Schedule 2) as of immediately prior to the Closing, minus (b) the aggregate dollar amount of the consolidated current liabilities of the Acquired Companies (other than any liability that constitutes Company Indebtedness or a Company Transaction Expense and excluding any Tax liability or any category of current liabilities excluded from current liabilities in the sample calculation of the Closing Working Capital Amount set forth on Schedule 2) as of immediately prior to the Closing, in the case of each of clauses (a) and (b), determined in accordance with the Accounting Principles. For the avoidance of doubt, the Closing Working Capital Amount shall exclude any assets or contra liabilities relating to Indebtedness (such as unamortized debt issuance costs), and any loans or other amounts receivable from the Indemnitors and any of their Affiliates. Schedule 2 sets forth, for illustrative purposes only, the calculation of the Closing Working Capital Amount as if the Closing had occurred on the illustrative date set forth therein. To the extent any new current asset or current liability account codes are created between the date of sample calculation of the Closing Working Capital Amount set forth on Schedule 2 and the Closing, the amounts included therein shall be allocated to an existing account code or description set forth in the sample calculation of the Closing Working Capital Amount set forth on Schedule 2 based on the nature of the new account code and the corresponding amounts shall be included in or excluded from Closing Working Capital Amount. To the extent the sample calculation of the Closing Working Capital Amount set forth on Schedule 2 conflicts with the Accounting Principles, the Accounting Principles shall prevail.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Product” means a product in which one or more therapeutically or prophylactically active ingredients that are not Net Sales Products are sold in combination with, in addition to, or in a bundle with, a Net Sale Product under a single label approved by a regulatory authority and sold together for a single price. Such other active ingredient(s) are referred to as the “Other Product(s).”

“Commercially Reasonable Efforts” means, with respect to a particular task, a level of efforts that is consistent with the efforts and resources normally used by Parent and its Affiliates in the exercise of its commercially reasonable business practices relating to performance of a task for a similar compound or product (including the research and development of a compound or product) that it owns or has exclusive rights to, as applicable, at a similar stage in its research and development or commercial life as OCTEVY or the Milestone Product (as applicable) and that has commercial and market potential similar to OCTEVY or the Milestone Product (as applicable), taking into account, to the extent reasonable and relevant and measured by the facts and circumstances at the time such efforts are due, issues of intellectual property coverage, safety, tolerability and efficacy, stage of development, product profile, the competitiveness of other products in development or the marketplace, supply chain management considerations, proprietary position, regulatory exclusivity, the regulatory structure involved, anticipated or approved labeling, present and future market and commercial potential, the likelihood of receipt of regulatory approval, any delays or pauses of programs relating to external factors beyond the reasonable control of such entity (including pandemic, natural disaster, government shutdown, war, terrorist attack or cyber-attack), profitability (including pricing and reimbursement status achieved or likely to be achieved), amounts payable to licensors of patents or other intellectual property rights necessary for the exploitation of OCTEVY or the Milestone Product (as applicable), alternative products and programs of Parent and its Affiliates for the same or similar Indications as OCTEVY or the Milestone Product (as applicable), and legal issues. For the avoidance of doubt, (a) a failure to achieve a Milestone in and of itself may be consistent with Commercially Reasonable Efforts, (b) Parent’s obligation to exercise Commercially Reasonable Efforts hereunder does not mean that Parent guarantees or makes any representation or warranty that any Milestone will be achieved or will be achieved by a specific date and (c) it may be consistent with Commercially Reasonable Efforts for Parent to discontinue or deprioritize the development or commercialization of OCTEVY or one or more Milestone Products.

“Company” has the meaning set forth in the introductory paragraph of the Agreement.

“Company Associate” means: (a) any current or former officer or other employee of any Acquired Company; or (b) any current or former individual independent contractor or director of any Acquired Company, in each case, including any such Person rendering services to any Acquired Company through a professional employer organization.

“Company Associate Agreement” means each management, employment, severance, consulting, services, relocation, repatriation or expatriation agreement or other Contract between an Acquired Company and a Company Associate, or with respect to which any Acquired Company has or may have any Liability with respect to any Company Associate, and specifically includes any Contract that is sponsored by a professional employer organization, co-employer organization or similar arrangement under which any Company Associate may be eligible to receive compensation or benefits.

“Company Board” has the meaning set forth in the recitals to the Agreement.

“Company Capital Stock” means, collectively, the Company Common Shares.

“Company Charter” means that certain Amended and Restated Certificate of Incorporation of the Company, dated as of June 10, 2019, as amended.

“Company Closing Certificate” has the meaning set forth in Section 2.2(c).

“Company Common Shares” means the authorized shares of common stock, par value $0.0001, of the Company.

“Company Contract” means any Contract to which any Acquired Company is a party or by which any Acquired Company is bound.

“Company Cure Period” has the meaning set forth in Section 9.1(d).

“Company Employee Plan” means any plan, program, policy, practice, Contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, sponsored, contributed to, or required to be contributed to, by an Acquired Company or any ERISA Affiliate for the benefit of any Company Associate, or with respect to which any Acquired Company has or may have any Liability with respect to any Company Associate, other than any PEO Plan.

“Company Equity Awards” means the Company Options and the Company RSUs.

“Company Indebtedness” means any Indebtedness of any Acquired Company.

“Company Option” means an option to purchase any number of shares of Company Capital Stock from the Company.

“Company Optionholder” means a holder of a Company Option.

“Company Owned IP” means any Intellectual Property Right that any of the Acquired Companies owns (or purports to own).

“Company Parties” has the meaning set forth in Section 9.4.

“Company Personal Property” means all of the machinery, equipment, fixtures, hardware, tools, motor vehicles, furniture, furnishings, leasehold improvements, office equipment, inventory, supplies, plant, spare parts and other tangible personal property owned, leased or used, or purported to be owned, leased or used, by any Acquired Company.

“Company Prepared Return” has the meaning set forth in Section 6.3(a).

“Company Product” means any product or service that is being researched, tested, developed, designed, manufactured, marketed, sold, commercialized, offered, made available, exclusively licensed, distributed or branded by or on behalf of an Acquired Company, solely or jointly with any other Person.

“Company Registered IP” has the meaning set forth in Section 3.11(a)(i).

“Company RSU Holder” means a holder of a Company RSU.

“Company RSUs” means a restricted stock unit with respect to shares of Company Capital Stock granted by the Company.

“Company Securities” means the shares of Company Capital Stock, Company Equity Awards and any other Equity Interests of the Company.

“Company Securityholder” means, collectively, the Company Stockholders, the Company Optionholders and the Company RSU Holders.

“Company Stockholder” means (a) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (b) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Document” means each Transaction Document to which the Company is or will be a party or by which the Company is or will be bound, including the Agreement.

“Company Transaction Expense” means, without duplication, any Expense, whether incurred prior to the Agreement Date, during the Pre-Closing Period or at or after the Closing (only to the extent remaining unpaid as of immediately prior to the Closing) (and whether or not invoiced prior to the Closing), incurred or borne by or on behalf of any Acquired Company, or to or for which any Acquired Company is or becomes subject or liable based on arrangements made by or on behalf of any Acquired Company prior to the Closing, in connection with the negotiation and execution of this Agreement or the consummation of any of the Contemplated Transactions, including: (a) any Expense paid or payable by any Acquired Company to legal counsel or to any financial advisor, investment banker, consultant, broker, accountant or other Person that performed services for or provided advice to any Acquired Company or any Representative of any Acquired Company, or who is otherwise entitled to any compensation or payment from any Acquired Company, in connection with any of the Contemplated Transactions, together with any VAT payable with respect thereto; (b) any Expense described in Section 11.5, including the Company’s portion of the fees and expenses referred to in the provisos thereto; (c) any Expense relating to the D&O Tail (including any premium paid or payable for the D&O Tail); (d) any payment to Company Associates, including any expenses incurred in relation to such payments, that arises, or is triggered or becomes due or payable, solely as a result of the consummation of any of the Contemplated Transactions, including any change-in-control payment, stay bonus, discretionary bonus, severance Expense or sum that may become payable pursuant to any “single trigger” severance arrangement, bonus or similar payment (and excluding for the avoidance of doubt any such bonuses, payment or Expenses incurred under compensatory arrangements with Parent or any of its Affiliates (including, after the Closing, the Acquired Companies) to take effect at Closing at the direction of Parent); (e) any Expense incurred by or on behalf of any shareholder of any Acquired Company or Representative of any Acquired Company in connection with or relating to the Agreement or any of the Contemplated Transactions or the process resulting in such transactions that any Acquired Company is be obligated to pay or reimburse before, at or after the Closing; (f) any Transaction Payroll Taxes; (g) the fee payable by the Company pursuant to Section 5.1(e) of the License Agreement; and (h) any Expense incurred in connection with the data room established by the Company in connection with the Contemplated Transactions.

“Company Transaction Expense Amount” means the aggregate dollar amount of Company Transaction Expenses that remain unpaid immediately prior to the Closing (and including, for the avoidance of doubt, any Company Transaction Expenses that are paid by Parent on the Company’s behalf at Closing);

provided, however, that the Company Transaction Expense Amount shall not include any amount included in the Closing Indebtedness Amount or the Accrued Tax Amount and actually reflected in the calculation of the Adjusted Transaction Value.

“Company Voting Debt” has the meaning set forth in Section 3.6(b).

“Company Warrant” means a warrant to purchase Company Common Shares from the Company.

“Company Warrantholder” means a holder of an Outstanding Warrant.

[*]

“Confidential Information” means: (a) with respect to the Acquired Companies, all confidential and non-public information that is owned, used or possessed by the Acquired Companies as of the Closing in connection with the business of the Acquired Companies and their respective Affiliates, held in any form, and any related goodwill; (b) with respect to Parent, all confidential and non-public information that is owned, used or possessed by Parent or any of Parent’s Affiliates as of the Closing in connection with its business, held in any form, and any related goodwill; and (c) with respect to the Acquired Companies and Parent, the terms of this Agreement and the other Transaction Documents, and all information relating to the discussions and negotiations among the Acquired Companies, Parent and their respective Representatives or otherwise concerning the Contemplated Transactions.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement by and between Parent and the Company dated as of April 30, 2024.

“Consent” means any approval, consent, ratification, permission, waiver, Order or authorization (including any Permit).

“Consenting Company Stockholders” has the meaning set forth in Section 2.2(k).

“Contemplated Transactions” means all transactions contemplated by the Agreement (including the Merger) and all transactions contemplated by the agreements, plans and other documents entered into or delivered in connection with the Agreement.

“Contested Amount” has the meaning set forth in Section 10.6(b).

“Continuing Associate” has the meaning set forth in Section 6.6(a).

“Contract” means any written or oral agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Counsel” has the meaning set forth in Section 6.8.

“Current Representation” has the meaning set forth in Section 6.8.

“D&O Indemnified Parties” has the meaning set forth in Section 5.10.

“D&O Tail” has the meaning set forth in Section 5.10.

“Damages” means any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including reasonable costs of investigation) or Expense of any nature, including any reasonably foreseeable losses or damages calculated based on lost profits or a multiple of earnings, but shall exclude punitive damages or any other damages that are not reasonably foreseeable other than to the extent such damages are actually awarded to a third party.

“Development Arrangement” has the meaning set forth in Section 1.10(g).

“Development Partner” has the meaning set forth in Section 1.10(g).

“DGCL” has the meaning set forth in the recitals to the Agreement.

“Disclosure Schedule” means the schedule (dated as of the Agreement Date) delivered to Parent on behalf of the Company and prepared in accordance with Section 11.19.

“Dispute Period” has the meaning set forth in Section 10.6(b).

“Disputed Item” has the meaning set forth in Section 1.8(b).

“Dissenting Shares” has the meaning set forth in Section 1.5(b)(iii).

“Distributor” means any Person appointed or engaged by Parent or any of its Affiliates or its or their Licensees to distribute, market and sell (or resell) any Milestone Product or OCTEVY, as applicable, with or without packaging rights, including wholesalers, in circumstances in which such Person purchases its requirements of Milestone Product or OCTEVY, as applicable, from Parent or its Affiliates or its or their Licensees on an arm’s length basis but does not otherwise make any royalty or other payments to Parent or its Affiliates or its or their Licensees with respect to such sales, including with respect to Intellectual Property Rights with respect to such Milestone Product or OCTEVY, as applicable.

“Domain Name” means any Internet domain name, web address, uniform resource locator, social media handle, username or account identifier, and all goodwill associated with any of the foregoing.

“Downwards Adjustment Amount” has the meaning set forth in Section 1.8(d)(i).

“Due Date” has the meaning set forth in Section 6.3(a).

“Effective Time” has the meaning set forth in Section 1.1.

“Efforts Period” has the meaning set forth in Section 1.10(c).

“Election Notice” means the notice, dated January 24, 2025, signed by the parties to the License Agreement and Made Available to Parent.

“End Date” has the meaning set forth in Section 9.1(b).

“Enforceability Exception” means the effect, if any, of: (a) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Enforcement Expenses” has the meaning set forth in Section 9.4.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” means any Legal Requirement relating or pertaining to pollution or the regulation or protection of human health or safety (as related to Hazardous Materials), natural resources or the environment or the generation, use, sale, distribution, manufacture, processing, handling, collection, treatment, storage, transportation, recovery, recycling, removal, discharge, Release or disposal of or exposure to any Hazardous Material, including: (a) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; (b) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (c) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (e) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (f) the Emergency Planning and Community Right-To-Know Act, 42 U.S.C. § 11001 et seq., as amended; (g) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended and as relating to Hazardous Materials; (h) the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., as amended; (i) the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., as amended; (j) the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq., as amended; and (k) any analogous Legal Requirement in any other country or other jurisdiction in which any Acquired Company conducts business.

“Equity Award Holder Acknowledgement Agreement” means an Equity Award Holder Acknowledgment Agreement in substantially the form of Exhibit D, attached hereto.

“Equity Interests” shall mean, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such share capital or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.15(e).

“Escrow Agent” means Western Alliance Bank (doing business as Bridge Bank).

“Escrow Agreement” has the meaning set forth in Section 1.6(b).

“Escrow Amount” has the meaning set forth in Section 1.6(a).

“Escrow Fund” means, at any time, the aggregate funds and other assets then held in the escrow accounts established by depositing (i) the Adjustment Escrow Amount into a segregated escrow account and (ii) the Indemnity Escrow Amount into a segregated escrow account, in each case, with the Escrow Agent in accordance with the Escrow Agreement in order to: (x) with respect to the Adjustment Escrow Amount, partially secure potential payments owed to Parent with respect to any finally determined Downwards Adjustment Amount pursuant to Section 1.8(d)(i); and (y) with respect to the Indemnity Escrow Amount, partially secure the indemnification obligations of the Indemnitors to the Indemnitees pursuant to Article X.

“Estimated Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount; plus (b) any Working Capital Surplus Amount; minus (c) any Working Capital Shortfall Amount; minus (d) the Closing Indebtedness Amount; minus (e) the Company Transaction Expense Amount; minus (f) the Accrued Tax Amount, in each of (a)–(f), as set forth on the Closing Consideration Spreadsheet.

“Estimated Closing Statement” has the meaning set forth in Section 1.7(a).

“Estimated Transaction Value” means an amount equal to: (a) $250,000,000; plus (b) the Closing Cash Amount; plus (c) the Aggregate Exercise Price; plus (d) any Working Capital Surplus Amount; minus (e) any Working Capital Shortfall Amount; minus (f) the Company Transaction Expense Amount; minus (g) the Closing Indebtedness Amount; minus (h) the Accrued Tax Amount, in each case as set forth on the Closing Consideration Spreadsheet.

“Evidence of Completion” means, with respect to Completion, batch records and documents and satisfaction of all acceptance and quality release criteria, as evidenced by the receipt of a Certificate of Analysis of batch release tests from SSM.

“Exchange Documents” has the meaning set forth in Section 2.4(b).

“Expense” means any fee, cost, expense, payment, expenditure or liability.

“Expense Fund” has the meaning set forth in Section 11.1(e).

“Expense Fund Amount” has the meaning set forth in Section 11.1(e).

“Fair Labor Standards Act” means the Fair Labor Standards Act of 1938, as amended, and state and local wage and hour laws.

“FDA” has the meaning set forth in Section 3.13(d).

“FDCA” means the Federal Food, Drug, and Cosmetic Act, (21 U.S.C. §301 et seq.).

“Final Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount; plus (b) any Working Capital Surplus Amount; minus (c) any Working Capital Shortfall Amount; minus (d) the Closing Indebtedness Amount; minus (e) the Company Transaction Expense Amount; minus (f) the Accrued Tax Amount, as set forth on the Closing Consideration Spreadsheet, in each case of the foregoing clauses (a) through (f), as finally determined in accordance with Section 1.8, as applicable.

[*]

“Financial Statements” has the meaning set forth in Section 3.5(a)(i).

“FIRPTA Statement” has the meaning set forth in Section 5.6.

“Foreign Export and Import Law” means any Legal Requirement of a non-U.S. Governmental Entity regulating exports, imports or re-exports to or from such foreign country or jurisdiction, including the export or re-export of any good, hardware, software, service or technical data.

“Foreign Governmental Body” means any non-U.S. Governmental Entity, or any corporation or other Entity owned or controlled in whole or in part by any non-U.S. Governmental Entity or any sovereign wealth fund, excluding any Governmental Entity included in the government of the United States.

“Foreign Investment Law” means any applicable Legal Requirement that provides for the review, clearance or notification of transactions on grounds of national security or other national or public interest, including any state, national or multi-jurisdictional applicable Legal Requirement that is designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests.

“Foreign Official” means: (a) any officer or employee of a Foreign Governmental Body or any department, agency or instrumentality thereof (including a state-owned or state-controlled Entity); (b) any officer or employee of a public international organization; (c) any Person acting in an official capacity for or on behalf of any such Foreign Governmental Body or department, agency or instrumentality thereof, or for or on behalf of any public international organization or any political party; or (d) any party official or candidate of any party, excluding, in each case, any official of the government of the United States.

“Foreign PEO Plan” means each PEO Plan that is subject to any Law other than U.S. federal, state or local Legal Requirement.

“Foreign Plan” means each Company Associate Agreement and each Company Employee Plan subject to any Law other than U.S. federal, state or local law.

“Fraud” means common law fraud with the intent to deceive as defined under Delaware Legal Requirements with respect to the making of any representation or warranty contained in this Agreement or any other Transaction Document or in any certificate delivered hereunder or thereunder.

“Fully Diluted Share Number” means the sum of, without duplication: (a) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time (including any such shares of Company Capital Stock that are subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other Contract); plus (b) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to Company Equity Awards; plus (c) the aggregate number of shares of Company Capital Stock issuable immediately prior to the Effective Time under or otherwise subject to any rights (other than Company Options) to acquire Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time, including any Outstanding Warrant; provided, however, that the Fully Diluted Share Number shall not include any Company Securities cancelled for no consideration at or prior to the Closing pursuant to the Agreement or any other Transaction Document.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.1 (Organizational Matters), 3.2 (Capital Structure), 3.3 (Authority and Due Execution), 3.8 (Taxes), 3.14 (Brokers’ and Finders’ Fees) and 3.19 (Transactions with Related Parties).

“GAAP” means United States generally accepted accounting principles, in effect from time to time.

“Good Manufacturing Practices” means, with respect to the Company, applicable standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, and such other applicable standards of good manufacturing practices as are required by Specified Governmental Entities.

“Government Contract” means any: (a) prime contract, grant agreement, cooperative agreement or other type of Contract with a Governmental Entity; or (b) subcontract under any such Contract.

“Government Official” means (i) any elected, appointed, or nominated official, officer, employee of a Governmental Entity (regardless of rank); (ii) any political party official or candidate for political office; or (iii) any person acting on behalf of a Governmental Entity, political party, or candidate for political office.

“Governmental Entity” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) national, federal, state, provincial, local, municipal, non-U.S. or other government; (d) instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any quasi-governmental exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions.

“Governmental Grant” means any grant, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of the any Governmental Entity.

“Grant Date” has the meaning set forth in Section 3.2(b).

“Harassment Claim” has the meaning set forth in Section 3.15(o).

“Hazardous Material” means any: (a) material, waste, substance, pollutant or chemical listed, defined or regulated as hazardous, toxic, pollutants or contaminants, or for which standards of liability could be imposed under any Environmental Law; (b) asbestos; (c) polychlorinated biphenyl; (d) petroleum or petroleum product; (e) per- or poly-fluoroalkyl substances; (f) 1,4-dioxane; or (g) other substance that, due to its deleterious effects, requires special handling or notification of or reporting to any Governmental Entity in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge or disposal under any Environmental Law.

“Healthcare Laws” means all applicable federal, state, or local health care laws, each as amended, relating to the regulation of the Company and each Acquired Company, including as applicable but not limited to: the Atomic Energy Act of 1954, as amended (42 U.S.C. §§ 2011 et seq.)(“AEA”) and the implementing regulations of the U.S. Nuclear Regulatory Commission (“NRC”), including the laws of states that are delegated NRC’s authority to regulate nuclear materials pursuant to agreements with the NRC under Section 274 of the AEA, the FDCA, the Public Health Service Act, the Controlled Substances Act, (21 U.S.C.A. § 801); the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the criminal false statements law, 42 U.S.C. § 1320a-7b(a); the False Claims Act, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, (42 U.S.C. §§ 1320a-7a); the Exclusions Law, (42 U.S.C. § 1320a 7); the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); the Health Insurance Portability and Accountability Act (42 U.S.C. §§ 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 17921 et seq. and their implementing regulations (collectively, “HIPAA”); all similar federal. state or local laws that address the subject matter of the foregoing; all laws regarding the manufacture or distribution of pharmaceutical products; and all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person for borrowed money (whether long-term or short-term, whether or not represented by a bond, debenture, note or other security or instrument, whether or not convertible into any other security or instrument); (b) all obligations of such Person under any conditional sale or other title retention agreement relating to property acquired by such Person (other than trade accounts payable that were incurred in the ordinary course of business); (c) all deferred revenue, to the extent already paid in cash, or other obligations of such Person incurred or assumed as deferred or unpaid purchase price of any property, business, asset, equipment or service (including any purchase price settlement or adjustment obligations and contingency payments associated with any past acquisitions, licensing or other similar transactions, in each case, to the maximum amount payable), other than (i) obligations that were incurred or assumed in the ordinary course of business and are less than thirty (30) days past due and are included in the definition of Closing Working Capital Amount, (ii) obligations arising under the Contracts set forth in Section A of the Disclosure Schedule (it being understand that Liabilities under such Contracts may constitute current liabilities taken into account in the Closing Working Capital Amount) or (iii) to the extent included in the calculation of the Closing Working Capital Amount; (d) all obligations of such Person to pay rent or other amounts under a lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which lease or other arrangement is required to be classified and accounted for as a capital or finance lease on a balance sheet of such Person prepared in accordance with GAAP; (e) all outstanding reimbursement obligations of such Person with respect to any letter of credit, bankers’ acceptance or similar facility issued for the account of such Person; (f) all obligations of such Person under any agreement with respect to any swap, forward, future or derivative transaction or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument or any economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions; (g) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property or other asset owned by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person; (h) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, any Indebtedness of another Person; and (i) all accrued interest, premiums, penalties, fees, Expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless of whether any of the foregoing has been paid as of any time of determination), as a result of the consummation of any of the Contemplated Transactions or any transaction in connection with any lender or securityholder Consent, in each case excluding any amounts classified as a Company Transaction Expense; provided that “Indebtedness” shall not include any intercompany accounts payable or intercompany loans of any kind or nature among the Acquired Companies to the extent that the intercompany liability balance is fully offset by a related intercompany asset, any Liabilities taken into account in the calculation of the Closing Working Capital Amount or any amounts included in the Closing Cash Amount; the Company Transaction Expense Amount or the Accrued Tax Amount.

“Indemnitee” means each of the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including, following the Closing, the Acquired Companies); (c) the respective Representatives of the Persons referred to in clauses (a) and (b) above; and (d) the respective successors and assigns of the Persons referred to in clauses (a), (b) and (c) above; provided, however, that the Indemnitors shall not be deemed to be “Indemnitees.”

“Indemnitors” means, collectively, the Company Securityholders (except with respect to any Dissenting Shares or Cancelled Shares).

“Indemnity Escrow Amount” means an amount in cash equal to [*].

“Indication” means a generally acknowledged separate and distinct disease or medical condition for which results of a Clinical Trial in such disease or condition and a separate NDA, or a supplement to an existing NDA, is required for the purposes of obtaining regulatory approval to market a Product for such disease or condition. For the purpose of this Agreement, [*].

“Inflation Reduction Act” means the US, H.R. 5376—117th Congress (2021-2022): Inflation Reduction Act of 2022.

“Information Privacy and Security Laws” means each Legal Requirement relating to the privacy, secrecy, security, protection, disposal, international transfer or other Processing of Personal Data, including but not limited to (i) the EU General Data Protection Regulation 2016/679 and EU Member State laws and regulations implementing the same (the “EU GDPR”), the EU GDPR as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 including, any applicable national implementing or supplementary legislation (e.g., the UK Data Protection Act 2018), the EU e-Privacy Directive 2002/58/EC as amended by Directive 2009/136/EC or further amended or replaced from time to time, and any relevant national implementing legislation, and any substantially similar local legislation, Canada’s Personal Data Protection and Electronic Documents Act, the California Consumer Privacy Act of 2018 (as amended) and any regulations promulgated thereunder; (ii) Legal Requirements applicable to direct marketing, emails, communication by text messages or initiation, transmission, monitoring, recording, or receipt of communications (in any format, including voice, video, email, phone, text messaging, or otherwise); and (iii) state consumer protection laws, HIPAA, the Payment Card Industry Data Security Standard, the Federal Trade Commission Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003.

“Initial Consenting Company Stockholders” has the meaning set forth in Section 6.4(d).

“Initial Release Amount” has the meaning set forth in Section 10.6(g).

“Initial Written Consent” has the meaning set forth in Section 6.4(d).

“Initiation” means the first dosing of the first patient in a Clinical Trial.

“Insider Receivable” has the meaning set forth in Section 3.5(d).

“Insolvency Related Procedure” means, with respect to any Person, the occurrence of any of the following: (a) the filing of an application by such Person for, or a consent to, the appointment of a trustee or such similar officer appointed over or for any part of its assets of such Person’s assets; (b) the filing by such Person of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Person’s inability to pay its debts as they come due; (c) the making by such Person of a general assignment for the benefit of such Person’s creditors; (d) the filing by such Person of an answer admitting the material allegations of, or such Person’s consenting to, or defaulting in answering a bankruptcy petition filed against such Person in any bankruptcy proceeding; (e) the expiration of sixty (60) days following the entry of an Order, judgment or decree by any court of competent jurisdiction adjudicating such Person bankrupt or appointing a trustee of such Person’s assets; or (f) any comparable action or procedure in any jurisdiction, including entering into any arrangement with its creditors in relation to unpaid debt, cessation of business or appointment of a liquidator.

“Intellectual Property Rights” means all intellectual property rights, which may exist or be created under the laws of any jurisdiction in the world, in each case whether registered or unregistered, including: (a) rights associated with works of authorship, including exploitation rights, copyrights, and moral rights; (b) Trademark rights; (c) Trade Secret rights; (d) Patent and industrial property rights; (e) database rights; (f) other forms of proprietary or intellectual property rights; and (g) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above.

“IRS” means the U.S. Internal Revenue Service.

“Joinder Agreement” means a Joinder Agreement in substantially the form of Exhibit B, attached hereto.

An individual shall be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if the Chief Executive Officer, the Chief Financial Officer, Vice President, Site Head, Chief Scientific Officer, Vice President, Human Resources or General Counsel (i) is actually aware of such fact or other matter or (ii) would reasonably be expected to have discovered or otherwise become aware of by virtue of conducting a reasonable inquiry to his or her direct reports; provided that, for clarity, with respect to Intellectual Property Rights, such inquiry is not required to include freedom to operate analyses, clearance searches, validity or noninfringement analyses or opinions, or any other similar analyses or opinions of counsel.

“Latest Balance Sheet” has the meaning set forth in Section 3.5(a)(i).

“Leased Real Property” has the meaning set forth in Section 3.9(c).

“Legal Proceeding” means any action, suit, litigation, arbitration, claim, assessment, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Legal Requirement” means any national, federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, Order, rule, guideline, settlement, regulation or requirement issued, enacted, adopted, promulgated, entered, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Letter of Transmittal” has the meaning set forth in Section 2.4(a).

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“License Agreement” means the Exclusive License Agreement, dated February 6, 2024, by and between the Company, Eureka Therapeutics, Inc., and Memorial Sloan-Kettering Cancer Center.

“Licensee” means the counterparty to any license, settlement agreement or other agreement between Parent or any of its Affiliates, on the one hand, and any third party, on the other hand, pursuant to which such third party is granted a license or sublicense under any Milestone Product or OCTEVY, as applicable, or is otherwise granted rights to research, develop or commercialize the Milestone Product or OCTEVY, as applicable, but excluding any Distributor.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, security interest, encumbrance, license, possessory interest, conditional sale or other title retention arrangement, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“Loan Agreement” has the meaning set forth in Section 6.10.

“Loan Term Sheet” has the meaning set forth in Section 6.10.

A document or other item of information shall be deemed to have been “Made Available to Parent” only if such document or other item of information is within the possession and control of the Company and was made available, and was at all times during the period from the day that is one (1) Business Day prior to the Agreement Date through the Agreement Date, included in the virtual data room in connection with the Contemplated Transactions.

“Major Customers” has the meaning set forth in Section 3.22(a).

“Major Suppliers” has the meaning set forth in Section 3.22(a).

“Material Adverse Effect” means any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect (each, an “Effect”) that, either alone or in combination with any other Effect, (a) is, or would reasonably be expected to be or to become, materially adverse to the business, liabilities, operations, condition (financial or otherwise), assets (whether tangible or intangible), or capitalization, of the Acquired Companies, taken as a whole; or (b) would prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, including the Merger; provided that, with respect to clause (a) (and only clause (a)) of this definition of “Material Adverse Effect” none of the following, or any Effect to the extent resulting or arising from the following, shall be taken into account in determining whether there has been, is or would reasonably be expected to be a Material Adverse Effect: (i) the execution, delivery and announcement of this Agreement or the pendency of the Contemplated Transactions (provided that this clause (i) shall not apply to any representation or warranty the purpose of such representation or warranty is to address the consequences resulting from the execution, delivery and announcement of this Agreement or the pendency of the Contemplated Transactions); (ii) the identity of Parent or any of its Affiliates; (iii) any changes generally in the industries in which the Acquired Companies participate, or general economic conditions or financial markets (including prevailing interest rates, exchange rates and stock market levels); (iv) any act of God (including any earthquake, fire, storm, flood or other natural disasters), any act of terrorism, war or other armed hostilities, any calamity, or any pandemic; (v) any changes after the Agreement Date in any applicable Legal Requirement or GAAP (or other applicable accounting standards) or in any binding interpretation of any of the foregoing by any Governmental Entity; (vi) any action or failure to take action which action or failure to act is requested in writing by Parent or expressly required by this Agreement or any other Transaction Document; and (vii) any changes in social, political or economic conditions; provided that with respect to the exceptions set forth in clauses (iii), (iv), (v) and (vii), in the event that such Effect has had, or would reasonably be expected to have, a disproportionate effect on the Acquired Companies, taken as a whole, relative to other companies operating in the industry or industries in which the Acquired Companies operate, then such incremental disproportionate effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or would reasonably be expected to occur.

“Material Contract” means: (a) each Contract listed or required to be listed in Section 3.11(b) or Section 3.11(c) of the Disclosure Schedule; (b) each Real Property Lease and any lease, sublease or agreement relating to the acquisition, use or occupancy of any Owned Real Property; and (c) each of the following, in the case of (a) through (c) hereof, other than any Company Associate Agreement or Company Employee Plan:

(a) each Company Contract with any Person for the supply of any products or services to any of the Acquired Companies and, together with all other Company Contracts involving such Person or any of such Person’s Affiliates, providing for payments by any one or more Acquired Companies, individually or in the aggregate, in excess of $100,000 in any fiscal year;

(b) each Company Contract pursuant to which any Acquired Company uses or possesses any material Company Personal Property (other than Company Personal Property owned by any of the Acquired Companies);

(c) any Company Contract with, or for the material benefit of, any Related Party, including any Contract providing for the furnishing of services by, rental of real or tangible personal property from or otherwise requiring payments to or for the benefit of any such Person, but excluding any Contract that terminates or expires in its entirety as of the Closing without liability on the part of any Acquired Company;

(d) each Company Contract imposing any restriction on any Acquired Company: (i) to engage, participate or compete in any line of business, market or geographic area; (ii) to engage in any aspect of the Business; (iii) to distribute any Company Product; (iv) to acquire any product or other asset or any services from any other Person, sell any product or other asset to or perform any services for any other Person, or transact business or deal in any other manner with any other Person, including any Company Contract that contains any “most favored nation” or “most favored customer” or similar provision; (v) to solicit or hire any prospective employee, consultant, contractor, customer, distributor or supplier; or (vi) provides any exclusive right to a customer, distributor or supplier;

(e) each Company Contract that provides to another Person the right to purchase or otherwise acquire an unlimited quantity of or unlimited usage of Company Products (based on any Acquired Company’s ordinary pricing metrics for such Company Products) for a fixed aggregate price or at no additional charge (including through “enterprise wide,” “unlimited use” or “all you can eat” provisions);

(f) each Company Contract with a Major Customer;

(g) each Company Contract with a Major Supplier;

(h) each Company Contract granting any right of first refusal or right of negotiation to license, market, distribute, sell or deliver any Company Product;

(i) each Company Contract that obligates any Acquired Company to pay any royalties or revenue shares;

(j) each Company Contract involving a joint venture, strategic alliance, partnership or other revenue-sharing arrangement;

(k) each Company Contract relating to any transaction in which any Acquired Company (or any Subsidiary of an Acquired Company) merged or was consolidated with any other Person, acquired any securities or assets of another Person (other than purchases from vendors and suppliers in the Ordinary Course of Business);

(l) each Company Contract relating to the acquisition, development or shared ownership of any or Intellectual Property Right (including any joint development agreement, technical collaboration arrangement or similar agreement entered into by any of the Acquired Companies);

(m) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or any of its Subsidiaries or assets of the Company or any of its Subsidiaries or otherwise seeking to influence or exercise control over the Company or any of its Subsidiaries;

(n) any individual employment, contractor or consulting Contract with any current Company Associate that is not terminable by the Company or any of its Subsidiaries, as applicable, without material penalty and without more than thirty (30) days’ notice;

(o) each Company Contract between any Acquired Company and any Company Associate, including any stock option plan, stock appreciation rights plan or stock purchase plan, pursuant to which: (i) benefits would vest or amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of any of the Contemplated Transactions (whether alone or upon the occurrence or existence of any additional or subsequent event or circumstance); or (ii) any Acquired Company is or may become obligated to make any severance, termination, retention, gross-up or similar payment to any Company Associate;

(p) each Company Contract with any labor union or association, works council or similar body representing any employee of any Acquired Company;

(q) each Company Contract providing for or otherwise contemplating: (i) the sale or other disposition of any of the assets of any Acquired Company, other than in the Ordinary Course of Business; or (ii) the grant to any Person of any right to purchase any of the assets of any Acquired Company other than in the Ordinary Course of Business;

(r) any Company Contract relating to capital expenditures and involving future payments in any amount in excess of $200,000 individually or $800,000 in the aggregate, in each case in any fiscal year;

(s) each Company Contract not entered into in the Ordinary Course of Business that provides for continuing indemnification of any Person by any Acquired Company, including any current, former or future officer, director, employee or agent of any Acquired Company or warranty;

(t) each Company Contract involving any loan, guaranty, pledge, mortgage, indenture, performance or completion bond or surety arrangement provided by any Acquired Company or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness for borrowed money by any Acquired Company;

(u) each Government Contract or bid of any Acquired Company that, if awarded, would result in a Government Contract;

(v) each Company Contract regarding the acquisition, issuance or transfer of any securities or affecting or dealing with any securities of any Acquired Company (other than issuance of Company Options in accordance with the Company’s standard form), including any restricted share agreement or escrow agreement and any underwriting or other agreement relating to any actual or potential offering of securities;

(w) each Company Contract providing for payment to the counterparty based on any Acquired Company’s revenues or profits; and

(x) each Company Contract pursuant to which any management, monitoring, transaction, advisory or similar fee is, or at or prior to the Closing will become, payable to any securityholder of the Company or any of Affiliate of any securityholder of the Company.

“Maximum Fair Price” means with respect to a given Net Sales Product in a given year while such Net Sales Product is a Selected Drug, the price negotiated pursuant to Section 1194 (and updated pursuant to Section 1195(b), as applicable) under the Inflation Reduction Act for such Net Sales Product and such year.

“Merger” has the meaning assigned to such term in the recitals to the Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph of the Agreement.

“Milestone” or “Milestones” means the Milestone Trigger Events set forth in the table in Section 1.10.

“Milestone Notice” has the meaning set forth in Section 1.10(a).

“Milestone Payment” has the meaning set forth in the table in Section 1.10(a).

“Milestone Products” means each therapeutic or diagnostic radiopharmaceutical product that binds to [*] and includes the respective binding moieties as developed by the Company as of the Agreement Date, or any analogs, derivatives or modifications thereof; provided that in no event is OCTEVY to be considered a Milestone Product.

[*]

“Milestone Termination Date” has the meaning set forth in Section 1.10(a).

“Milestone Trigger Event” has the meaning set forth in Section 1.10(a).

[*]

“NDA” means, with respect to OCTEVY or a Milestone Product (as the case may be), (a) a new drug application, submitted to the FDA under Section 505(b) of the FDCA, (b) a biologics license application, submitted under 21 C.F.R. Part 601 or (c) any successor thereto or equivalent thereof submitted to FDA for approval to market and commercialize OCTEVY or such Milestone Product (as applicable) in the United States.

“Net Sales” means [*] (“Net Sales Products”) [*] less the following amounts [*]:

(a) [*];

(b) [*];

(c) [*];

(d) [*];

(e) [*];

(f) [*]; and

(g) [*].

No deduction shall be made [*]. For clarity, [*]. Notwithstanding the foregoing, [*]. Notwithstanding anything to the contrary in the foregoing, to the extent [*].

[*].

With respect to any transfer of any Net Sales Product for any substantive consideration other than monetary consideration on arm’s length terms, for the purposes of calculating the Net Sales under this Agreement, [*].

If a Net Sales Product [*].

Net Sales for a Combination Product shall be calculated as follows:

(i) [*].

(ii) [*].

(iii) [*].

(iv) [*].

[*]

“Non-Employee Company Equityholder” means holder of a Company Option that is a current or former individual independent contractor or director of any Acquired Company.

“Notice of Claim” has the meaning set forth in Section 10.6(a).

“Objection Notice” has the meaning set forth in Section 1.8(b).

“Objection Period” has the meaning set forth in Section 1.8(b).

“OCTEVY” means a Kit for Preparation of Ga 68 DOTATOC Injection.

“Open Source Code” means any software that is distributed or made available by any third party under “open source” or “free software” terms, including any software distributed or made available under any version of the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license, Creative Commons licenses or similar terms.

“Order” means any order, writ, injunction, judgment, edict, decree, corporate integrity agreement, deferred prosecution agreement, monitoring agreement, settlement order, ruling or award of any arbitrator or any court or other Governmental Entity.

“Ordinary Course of Business” means, with respect to the Company or any of its Subsidiaries, the ordinary course of business consistent with the Company’s or such Subsidiary’s past practice.

“Outstanding Warrant” means a Company Warrant that is outstanding and unexercised prior to the Closing.

“Owned Real Property” has the meaning set forth in Section 3.9(d).

[*]

“Parent” has the meaning set forth in the introductory paragraph of the Agreement.

“Parent Closing Certificate” has the meaning set forth in Section 2.3(b)(i).

“Parent Cure Period” has the meaning set forth in Section 9.1(e).

“Parent Plan” has the meaning set forth in Section 6.6(b).

“Parent Tax Return” has the meaning set forth in Section 6.3(b).

“Patent” means any patent (including any utility, utility model, design patent or certificate of invention), patent application (including any addition, provisional, national, regional or international application, as well as any original, continuation, continuation-in-part, divisional, continued prosecution application, reissue, review or re-examination application), registration, application for registration or any term extension or other governmental action which provides any right beyond the original expiration date of any of the foregoing.

“Paying Agent” means Western Alliance Bank (doing business as Bridge Bank).

“Paying Agent Agreement” means that certain paying agent agreement by and among Parent, the Securityholders’ Representative and the Paying Agent, in substantially the form of Exhibit H, attached hereto.

“Payoff Letter” has the meaning set forth in Section 5.9(a).

“PEO Plan” means any benefit or compensation plan, program, policy, practice or arrangement sponsored or maintained by a professional employer organization under which any current or former employee of the Company may be eligible to receive benefits or compensation, and under which the Company is a participating employer.

“Per Share Amount” means the amount obtained by dividing (a) the Estimated Transaction Value by (b) the Fully Diluted Share Number.

“Per Share Milestone Consideration” means, at a time of determination with respect to a Milestone Payment, the amount obtained by dividing (a) such Milestone Payment by (b) the Fully Diluted Share Number.

“Permit” means: (a) any permit, license, approval, certificate, franchise, permission, clearance, Consent, registration, variance, sanction, exemption, Order, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Legal Requirement; or (b) any right under any Contract with any Governmental Entity.

“Permitted Lien” means: (a) any Lien to secure non-delinquent obligations to landlords, lessors or renters under leases or rental agreements; (b) any deposit or pledge made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; (c) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens for labor, materials or supplies arising or incurred in the ordinary course of business and any other like lien; (d) any title exception disclosure by any title insurance commitment or title insurance policy for any Real Property issued by a title company and delivered or otherwise Made Available to Parent prior to the date hereof, which does not, individually or in the aggregate with all other such exceptions (A) materially interfere with the use of such Real Property for its intended purposes in the ordinary course of the business at such location or (B) materially impair the value of such Real Property; (e) zoning, entitlement, building and other generally applicable land use and environmental restrictions by a Governmental Entity; (f) rights, terms or conditions of any Real Property Lease; (g) any set of facts that would be disclosed by an accurate and up-to-date title report, inspection or survey of the Real Property; provided that such facts do not interfere in any respect with the current or intended use and operation or impair in any respect the value of any parcel of Real Property; (h) with respect to Intellectual Property Rights, licenses and other grants of rights, or obligations with respect to, Intellectual Property Rights; and (i) any Lien for Taxes that are not yet due and payable.

“Permitted Transfer” shall mean a transfer of the right to receive a Milestone Payment (i) on death by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which such Milestone Payment is to be passed to beneficiaries upon the death of the trustee, (iii) pursuant to a court order, or (iv) made by operation of Legal Requirement (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Entity.

“Person” means any natural person, Entity or Governmental Entity.

“Personal Data” means: (a) any information that relates to, is linked to, or is capable of being linked to, an individual; and (b) any information that is defined as “personally identifiable information,” “personal information,” “personal data,” or other similar terms under any applicable Information Privacy and Security Law.

“Phase 3 Clinical Trial” means a Clinical Trial of a Milestone Product, which trial is designed to establish that a Milestone Product is safe and efficacious for its intended use in a manner generally consistent with 21 U.S. CFR § 312.21(c), as amended (or its successor regulation), for the purpose of enabling the preparation and submission of an NDA.

“Pivotal Trial” means: (a) a Phase 3 Clinical Trial; or (b) any other Clinical Trial that the FDA has agreed, whether before Initiation of such trial (e.g., pursuant to a special protocol assessment agreement with the FDA) or after Initiation of such trial (e.g., based on an interim data analysis), is sufficient to form the basis of an NDA submission, regardless of whether the sponsor of such trial characterizes or refers to such trial as a “Phase 3,” “Phase 2b” or “Phase 2b/3” trial (or otherwise) in the applicable protocol, on clinicaltrials.gov, or in any other context. If a human clinical trial does not constitute a Pivotal Trial at the time of Initiation of such trial, but is later determined by the FDA to be sufficient to form the basis of an NDA application, then, for purposes of the Milestone Payments, and notwithstanding the definition of Initiation, “Initiation” of such Pivotal Trial shall be deemed to have occurred on the date of such determination by the FDA.

“Pre-Closing Financial Statements” has the meaning set forth in Section 5.1(b).

“Pre-Closing Period” has the meaning set forth in Section 5.1(a).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Closing Taxes” has the meaning set forth in Section 10.2(a)(v).

“Privacy Requirements” has the meaning set forth in Section 3.11(h)(i).

“Pro Rata Share” means, with respect to any Indemnitor, the fraction (a) having a numerator equal to the aggregate amount of consideration that such Indemnitor is entitled to receive pursuant to Sections 1.5 and 1.10 and (b) having a denominator equal to the aggregate amount of consideration that all Indemnitors are entitled to receive pursuant to Sections 1.5 and 1.10 as set forth in the Closing Consideration Spreadsheet.

“Process,” “Processed,” “Processes,” or “Processing” means any operation or set of operations performed on Personal Data, whether or not by automatic means, such as receipt, collection, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure, destruction, privacy or security or any other operation that is considered “processing” or similar term under Privacy Requirements.

“Provident Bank” means Provident Bank, a New Jersey banking corporation.

“Provident Bank Mortgage” means the commercial mortgage loan made by Provident Bank to the Company and its Subsidiary on November 19, 2021.

[*].

“Real Property” means the Leased Real Property and the Owned Real Property.

“Real Property Lease” has the meaning set forth in Section 3.9(c).

“Registered IP” means any Intellectual Property Right that is registered, filed, issued or granted under the authority of, with or by, any Governmental Entity (or other registrar in the case of Domain Names), including any Patent, registered copyright, registered Trademark, registered design, Domain Name and any application for any of the foregoing.

“Related Party” means: (a) any holder of more than three percent (3%) of the Company Capital Stock; (b) any director or executive officer of an Acquired Company; (c) any member of the immediate family of any Person referred to in clause (a) or (b) of this sentence; or (d) any Affiliate of any Person referred to in clause (a), (b) or (c) of this sentence.

“Release” means emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the indoor or outdoor environment.

“Release Date” has the meaning set forth in Section 10.6(g).

“Representative Losses” has the meaning set forth in Section 11.1(f).

“Representatives” means officers, directors, managers, employees, agents, attorneys, accountants, advisors and other representatives. The term “Representatives” shall be deemed to include current and future “Representatives.”

“Required Company Stockholder Approval” means the written consent of the Company Stockholders for the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger, which such written consent is executed by Company Stockholders representing not less than two-thirds (2/3rds) of the shares of Company Capital Stock outstanding as of the date of this Agreement.

“Response Notice” has the meaning set forth in Section 10.6(b).

“Response Period” has the meaning set forth in Section 1.8(b).

“Reverse Termination Fee” has the meaning set forth in Section 9.4.

“Sanctioned Countries” has the meaning set forth in Section 3.13(f).

“Section 280G” has the meaning set forth in Section 6.5.

“Section 280G Payments” has the meaning set forth in Section 6.5.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means (i) any unauthorized, unlawful, or accidental loss of, damage to, access to, acquisition of, use, alteration, acquisition, encryption, theft, modification, destruction, disclosure of, or other Processing of Sensitive Data, or (ii) any damage to, or unauthorized, unlawful, or accidental access to, or use of, any Acquired Company Systems.

“Securityholders’ Agreements” means the Fourth Amended and Restated Stockholders’ Agreement, dated May 7, 2024, by and among the Company and the holders of Company Common Shares identified therein.

“Securityholders’ Representative” has the meaning set forth in the introductory paragraph of the Agreement.

“Selected Drug” means a drug that was selected for Medicare price negotiation and published by the Secretary of the U.S. Department of Health and Human Services, in each case, under the Inflation Reduction Act.

“Sensitive Data” means any and all Trade Secrets and Personal Data that are in the possession or control of an Acquired Company.

“Software” means computer software, firmware, data files, source and object codes, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.

“Specified Courts” has the meaning set forth in Section 11.10(b).

“Specified Governmental Entity” has the meaning set forth in Section 7.5.

“Specified Representations” means the representations and warranties set forth in Section 3.16 (Environmental Matters).

[*]

“Stipulated Amount” has the meaning set forth in Section 10.6(e).

“Stock Plan” means any equity or equity-based incentive plan or arrangement of the Company, including the Company’s 2019 Equity Incentive Plan, in each case, as amended, supplemented or modified from time to time.

“Stockholder Notice” has the meaning set forth in Section 6.4(b).

“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Subsequent Release Amount” has the meaning set forth in Section 10.6(h).

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or ownership interests in such Entity.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” means (a) any tax, assessment, fee or other governmental charge, including any non-U.S., national, U.S. federal, state or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, environmental tax, profits tax, severance tax, personal property tax, real property tax, sales tax, license tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, share capital tax, franchise tax, custom duties, registration duties, occupation tax, payroll tax, employment tax, social security (or similar) tax, social security contributions, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax or other tax of any kind whatsoever, together with any interest, fines, penalties or additions thereto; (b) any liability for the payment of such amounts of the type described in clause (a) as a result of being a member of an affiliated, combined, consolidated, unitary or similar group for any taxable period; (c) any interest, fine, penalty or addition to tax imposed by a Governmental Entity in connection with any item described in the immediately preceding clause (a) or clause (b); and (d) any Liability in respect of any item described in clauses (a), (b) or (c) above, regardless of whether such Liability arises by reason of a Contract, assumption, operation of a Legal Requirement, imposition of transferee or successor liability or otherwise and, in the case of each of clauses (a), (b), (c) and (d) regardless of whether any item described therein is disputed or not.

“Tax Form” means a completed and executed IRS Form W-9 or appropriate series of Form W-8, as applicable.

“Tax Proceeding” has the meaning set forth in Section 6.3(h).

“Tax Refund” has the meaning set forth in Section 6.3(i).

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection and administration of such Tax for such Governmental Entity or subdivision, including any governmental or quasi-Governmental Entity or agency that imposes, or is charged with collecting or administering, social security or similar charges or premiums.

“Threshold Amount” has the meaning set forth in Section 10.3(a).

“Trade Secret” means any trade secret or confidential information, including any confidential source code, documentation, know how, process, technology, formula, customer list, business or marketing plan, invention disclosures (whether or not patentable) and marketing information.

“Trademark” means any trademark, service mark, trade name, trade dress, certification mark, distinguishing guise, logo, corporate name, right in business or get-up or other source or business identifier (in each case whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill associated with any of the foregoing.

“Transaction Deductions” means any deduction for Tax purposes arising in connection with the transactions contemplated by this Agreement and incurred by the Acquired Companies resulting from (a) compensatory payments made in connection with the transactions contemplated by this Agreement prior to, on or about the Closing Date, (b) any Company Transaction Expenses, and (c) accrual or payment of any amounts included in Indebtedness by any Acquired Company, including any fees, expenses, premiums and penalties paid or payable with respect to the repayment of Indebtedness and the write-off or acceleration of the amortization of deferred financing costs (regardless of whether such amounts remain unpaid as of Closing). The amount of Transaction Deductions for any “success-based fees” (within the scope of IRS Revenue Procedure 2011-29) shall be computed assuming that an election was made to deduct seventy percent (70%) of any such “success-based fees.”

“Transaction Documents” means, collectively, the Agreement, the Joinder Agreements, the Escrow Agreement, the Paying Agent Agreement, the Closing Consideration Spreadsheet, the written resignations described in Section 5.7, the Closing Consideration Spreadsheet Certificate, the Company Closing Certificate, the Parent Closing Certificate and each other agreement, certificate or document referred to in the Agreement or to be executed or delivered in connection with any of the Contemplated Transactions.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Tax relating to: (a) the payment (in whole or in part) of any consideration payable pursuant to Article I, including, for the avoidance of doubt, any Milestone Payment; or (b) any payment that is contingent upon or payable solely as a result of the Closing or any of the Contemplated Transactions, including any change-in-control payment, severance payment or sum that may become payable pursuant to any “single trigger” severance arrangement, bonus or similar payment but, excluding for the avoidance of doubt any severance obligations (and the employer portion of any payroll or employment Tax related thereto) that arise in connection with the termination of employees of the Acquired Companies by Parent after the Closing.

“Transfer Taxes” has the meaning set forth in Section 6.3(g).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Ultimate Parent” has the meaning set forth in the introductory paragraph of the Agreement.

“Underwater Option” means any Company Option, whether or not vested, that has an exercise price payable in respect of a Company Common Share subject to such Company Option that equals or exceeds the Per Share Amount.

“Unresolved Claim” means, at any time, any claim that has been asserted by any Indemnitee against the Indemnitors, but that has not been fully and finally resolved in accordance with Section 10.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 10.6 of the Agreement, are paid in full.

“Unresolved Claim Retained Amount” has the meaning set forth in Section 10.6(g).

“Unresolved Dispute” has the meaning set forth in Section 10.6(f).

“Update Report” has the meaning set forth in Section 1.10(e).

“Upwards Adjustment Amount” has the meaning set forth in Section 1.8(d)(ii).

“U.S. Export and Import Law” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR Parts 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Control Reform Act, the Export Administration Regulations (EAR) (15 CFR Parts 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Legal Requirements administered by Customs and Border Protection (19 CFR Parts 1-199),

export control laws implemented by the Department of Energy and Nuclear Regulatory Commission, United States anti-boycott regulations administered by the Office of Anti-boycott Controls of the United States Department of Commerce and the Internal Revenue Service, all laws and regulations related to import and customs requirements, or any other U.S. Legal Requirement regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, hardware, software, services or technical data from the United States.

“U.S. Taxpayer” means U.S. citizens and green card holders, long term U.S. residents, and nonresidents of the U.S. who earn U.S.-source compensation.

“Validation Batch Inside Date” has the meaning set forth in Section 1.10(a).

“WARN” has the meaning set forth in Section 3.15(m).

“Willful Breach” means a party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s breach of any of its covenants or other agreements set forth in this Agreement, which breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

“Withholding Agent” has the meaning set forth in Section 1.9(a).

“Working Capital Shortfall Amount” means the positive amount, if any, by which the Working Capital Target Amount exceeds the Closing Working Capital Amount.

“Working Capital Surplus Amount” means the positive amount, if any, by which the Closing Working Capital Amount exceeds the Working Capital Target Amount.

“Working Capital Target Amount” means [*].